Contents




Company Profile 1
Principal Financial Data and Indicators 2
Changes in Share Capital and Shareholdings of Principal Shareholders 5 Chairman's Statement 6
Business Review and Prospects 8
Management's Discussion and Analysis 15
Significant Events 29
Directors, Supervisors and Other Senior Management 35
Financial Statements 36
Documents for Inspection 102






Disclaimer:

This interim report contains "forward-looking statements". All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 22 August 2003 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

IMPORTANT NOTICE: THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION ("SINOPEC CORP.") AND THE DIRECTORS WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN, THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. MESSRS. LIU KEGU, FAN YIFEI, HO TSU KWOK CHARLES AND CAO YAOFENG, DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE THIRD MEETING OF THE SECOND SESSION OF THE BOARD. MESSRS. LIU KEGU AND FAN YIFEI APPOINTED AND AUTHORISED MR. WANG JIMING, VICE CHAIRMAN, AND MESSRS. HO TSU KWOK CHARLES AND CAO YAOFENG APPOINTED AND AUTHORISED MESSRS. CHEN QINGTAI AND MOU SHULING, DIRECTORS, RESPECTIVELY, AS THEIR RESPECTIVE ATTORNEYS AND TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE THIRD MEETING OF THE SECOND SESSION OF THE BOARD. MR. CHEN TONGHAI (CHAIRMAN OF THE BOARD), MR. WANG JIMING (VICE CHAIRMAN AND PRESIDENT), MR. ZHANG JIAREN (DIRECTOR, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER) AND MR. LIU YUN (HEAD OF THE ACCOUNTING DEPARTMENT) WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT. THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2003 OF SINOPEC CORP. AND ITS SUBSIDIARIES ("THE COMPANY") PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG, RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED UNQUALIFIED OPINIONS ON THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE
Sinopec Corp. is the first company in China listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of the Company include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil, producing petroleum products and trading, transporting, distributing and marketing petroleum products; producing, distributing and trading petrochemical products. Sinopec Corp.'s basic information is as follows:

LEGAL NAME                                                      NEWSPAPERS FOR INFORMATION DISCLOSURE
[Chinese omitted]                                               Mainland China:
                                                                China Securities News
CHINESE ABBREVIATION                                            Shanghai Securities News
[Chinese omitted]                                               Securities Times

ENGLISH NAME                                                    Hong Kong:
China Petroleum & Chemical Corporation                          Hong Kong Economic Times
                                                                South China Morning Post (English)
ENGLISH ABBREVIATION
Sinopec Corp.                                                   INTERNET WEBSITE PUBLISHING INTERIM REPORT DESIGNATED
                                                                BY THE CHINA SECURITIES REGULATORY COMMISSION
LEGAL REPRESENTATIVE                                            http://www.sse.com.cn
Mr. Chen Tonghai
                                                                PLACES WHERE THE INTERIM REPORT IS AVAILABLE FOR INSPECTION
AUTHORISED REPRESENTATIVES                                      China: Board Secretariat
Mr. Wang Jiming, Mr. Chen Ge                                           China Petroleum & Chemical Corporation
                                                                       6A Huixindong Street
SECRETARY TO THE BOARD OF DIRECTORS                                    Chaoyang District
Mr. Chen Ge                                                            Beijing, PRC

REPRESENTATIVE ON SECURITIES MATTERS                            USA:   Citibank, N.A.
Mr. Huang Wensheng                                                     111 Wall Street
                                                                       New York, NY 10005
REGISTERED ADDRESS, PLACE OF BUSINESS                                  United States of America
AND CORRESPONDENCE ADDRESS
6A Huixindong Street                                            UK:    Citibank, N.A.
Chaoyang District                                                      Cottons Centre
Beijing, PRC                                                           Hays Lane
Postcode: 100029                                                       London SE1 2QT, U.K.
Tel: 86-10-64990060
Fax: 86-10-64990022                                             PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
Website: http://www.sinopec.com.cn                              A Shares:     Shanghai Stock Exchange
Email: ir@sinopec.com.cn                                                      Stock name: Sinopec Corp
       media@sinopec.com.cn                                                   Stock code: 600028

PLACE OF BUSINESS IN HONG KONG                                  H Shares:     Hong Kong Stock Exchange
12th Floor, Office Tower, Convention Plaza                                    Stock name: Sinopec Corp
1 Harbour Road, Wanchai, Hong Kong                                            Stock code: 0386

                                                                ADSs:         New York Stock Exchange
                                                                              Stock name: SINOPEC CORP
                                                                              Stock code: SNP

                                                                              London Stock Exchange
                                                                              Stock name: SINOPEC CORP
                                                                              Stock code: SNP


PRINCIPAL FINANCIAL DATA AND INDICATORS

1 FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

    (1) Financial Data and Indicators of the Company for the first half of 2003

                                      At 30 June           At 31 December
   Item                                     2003                2002
                                    RMB millions            RMB millions
                                                          After        Before
                                                    adjustment*    adjustment

   Current assets                        104,685         99,008        99,008
-------------------------------------------------------------------------------
   Current liabilities                   117,291        115,923       121,125
-------------------------------------------------------------------------------
   Total assets                          380,114        368,375       368,375
-------------------------------------------------------------------------------
   Shareholders' funds
    (excluding minority interests)       156,280        151,717       146,515
-------------------------------------------------------------------------------
   Net assets per share
    (RMB/share) (Fully diluted)            1.802          1.750         1.690
-------------------------------------------------------------------------------
   Adjusted net assets per share (RMB/share)1.781         1.736         1.676
-------------------------------------------------------------------------------

                                       Six-month              Six-month
                                    period ended            period ended
   Item                             30 June 2003            30 June 2002
                                    RMB millions            RMB millions
                                                          After        Before
                                                    adjustment*    adjustment

   Net profit                              9,765          4,504         4,504
-------------------------------------------------------------------------------
   Net profit before non-operating
    profits/losses                        10,221          4,639         4,639
-------------------------------------------------------------------------------
   Return on net assets (%) (Fully diluted) 6.25           3.14          3.18
-------------------------------------------------------------------------------
   Earnings per share
    (RMB/share) (Fully diluted)            0.113          0.052         0.052
-------------------------------------------------------------------------------
   Net cash flow from operating activities29,982         21,659        21,659


                                                                    Six-month
                                                                 period ended
   Non-operating profits/losses                                  30 June 2003
                                                                 RMB millions

   Non-operating income                                                    88
-------------------------------------------------------------------------------
   Non-operating expenses                                                (768)
-------------------------------------------------------------------------------
   Tax effect                                                             224
-------------------------------------------------------------------------------
   Total                                                                 (456)
-==============================================================================

   * The Company adopted the revised "Accounting Regulations for Business Enterprises-Post Balance Sheet Events" that resulted in a change in accounting policy which has been applied retrospectively. (Please refer to Note 2 of the financial statements prepared under the PRC Accounting Rules and Regulations for details.)


   (2) Appendix to income statement prepared in accordance with the PRC
       Accounting Rules and Regulations

                                           Six-month period ended                     Six-month period ended
                                                30 June 2003                               30 June 2002
       Item                               Return on net assets (%)                   Return on net assets (%)
                                                                             Fully diluted              Weighted Average
                                              Fully     Weighted        After          Before         After         Before
                                            diluted       average     adjustment*    adjustment    adjustment*    adjustment

       Profit from principal operations       23.29         23.24          17.75          17.97         17.19          18.03
------------------------------------------------------------------------------------------------------------------------------------
       Operating profit                       10.00          9.98           4.97           5.03          4.81           5.05
------------------------------------------------------------------------------------------------------------------------------------
      Net profit                              6.25          6.24           3.14           3.18          3.04           3.19
------------------------------------------------------------------------------------------------------------------------------------
       Net profit before non-operating
        profits/losses                         6.54          6.53           3.23           3.27          3.13           3.28
------------------------------------------------------------------------------------------------------------------------------------

                                           Six-month period ended                     Six-month period ended
                                                30 June 2003                               30 June 2002
       Item                                  Earnings per share                         Earnings per share
                                                     RMB                                        RMB
                                                                             Fully diluted              Weighted Average
                                              Fully     Weighted        After          Before         After         Before
                                            diluted       average     adjustment*    adjustment    adjustment*    adjustment

       Profit from principal operations       0.420         0.420          0.294          0.294         0.294          0.294
------------------------------------------------------------------------------------------------------------------------------------
       Operating profit                       0.180         0.180          0.082          0.082         0.082          0.082
------------------------------------------------------------------------------------------------------------------------------------
       Net profit                             0.113         0.113          0.052          0.052         0.052          0.052
------------------------------------------------------------------------------------------------------------------------------------
       Net profit before non-operating
          profits/losses                      0.118         0.118          0.054          0.054         0.054          0.054
------------------------------------------------------------------------------------------------------------------------------------
   * Please refer to the note in the previous section.



    (3) Significant changes of items in the financial statements
        Descriptions and reasons for changes of items during the reporting period where the fluctuation is more than 30%, or the fluctuation in such item is 5% or more of the total assets or more than 10% of the profit before tax:

                                   At 30        At 31            Changes
                                    June     December    Amount of   Percentage
       Item                         2003         2002     increase  of increase             Analysis of changes
                                 RMB millions      RMB millions         %

       Advance payments            5,897        3,193        2,704           85    Mainly due to the increase in contracted amounts.
------------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment      655          391          264           68    Please refer to Note 12 of the financial
        loss on fixed assets                                                       statements prepared under the PRC Accounting Rule
                                                                                   and Regulations for details.
------------------------------------------------------------------------------------------------------------------------------------
       Construction in progress   29,891       21,122        8,769           42    Please refer to Note 14 of the financial
                                                                                   statements prepared under the PRC Accounting Rule
                                                                                   and Regulations for details.
------------------------------------------------------------------------------------------------------------------------------------
       Deferred tax assets           689          357          332           93    Please refer to Note 16 of the financial
                                                                                   statements prepared under the PRC Accounting Rule
                                                                                   and Regulations for details.




                               Six-month    Six-month           Changes
                            period ended period ended
                                 30 June      30 June      Amount of    Percentage
       Item                         2003         2002       increase   of increase             Analysis of changes
                                      RMB millions      RMB millions          %

       Income from principal     194,842      140,628       54,214           39    Please refer to Management's Discussion and
        operations                                                                 Analysis.
------------------------------------------------------------------------------------------------------------------------------------
       Cost of sales             152,303      109,372       42,931           39    Please refer to Management's Discussion and
                                                                                   Analysis.
------------------------------------------------------------------------------------------------------------------------------------
       Exploration expenses        2,784        1,909          875           46    Please refer to Management's Discussion and
                                                                                   Analysis.
------------------------------------------------------------------------------------------------------------------------------------
       Investment income             341          186          155           83    Mainly due to the increase in profits in certain
                                                                                   associates of the company.
------------------------------------------------------------------------------------------------------------------------------------
       Non-operating expenses        768          345          423          123    Mainly due to impairment loss on oil and gas
                                                                                   properties.
------------------------------------------------------------------------------------------------------------------------------------

2 FINANCIAL DATA AND INDICATORS OF THE COMPANY FOR THE FIRST HALF OF 2003 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS


                                                                                                 Six-month         Six-month
                                                                                              period ended      period ended
    Item                                                                                      30 June 2003      30 June 2002
                                                                                              RMB millions      RMB millions
    Operating profit                                                                                18,436            10,707
------------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                      10,701             5,433

    Return on capital employed (%)*                                                                   4.61              2.85
    Earnings per share (RMB/share)                                                                   0.123             0.063
    Net cash flow from operating activities                                                         27,855            18,496

    * Return on capital employed = operating profit x (1 - income tax rate)/capital employed



                                                                                                At 30 June    At 31 December
    Item                                                                                              2003              2002
                                                                                              RMB millions      RMB millions

    Current assets                                                                                 107,640           101,884
----------------------------------------------------------------------------------------------------------------------------------
    Current liabilities                                                                            118,933           117,434
----------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                   389,211           375,881
----------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds (excluding minority interests)                                             159,984           154,485
----------------------------------------------------------------------------------------------------------------------------------
    Net assets per share (RMB/share)                                                                 1.845             1.782
----------------------------------------------------------------------------------------------------------------------------------
    Adjusted net assets per share (RMB/share)                                                        1.825             1.768
----------------------------------------------------------------------------------------------------------------------------------


3 MAJOR DIFFERENCES BETWEEN THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS ON NET INCOME AND SHAREHOLDERS' FUNDS FOR THE FIRST HALF OF 2003


    (1) Analysis of the effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit:

                                                                                                      Six-month period
                                                                                                        ended 30 June
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions

       Net profit under the PRC Accounting Rules and Regulations                                     9,765             4,504
------------------------------------------------------------------------------------------------------------------------------------
       Adjustments:
------------------------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                                     1,270             1,210
------------------------------------------------------------------------------------------------------------------------------------
          Capitalisation of general borrowing costs                                                    203                72
------------------------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                                          58                58
------------------------------------------------------------------------------------------------------------------------------------
          Revaluation of land use rights                                                                 9                 9
------------------------------------------------------------------------------------------------------------------------------------
          Pre-operating expenditures                                                                  (100)               --
------------------------------------------------------------------------------------------------------------------------------------
          Impairment losses on long-lived assets                                                        (5)               --
------------------------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                                (499)             (420)
------------------------------------------------------------------------------------------------------------------------------------
       Net profit under IFRS                                                                        10,701             5,433
====================================================================================================================================


  (2) Analysis of the effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds:

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
       Shareholders' funds under the PRC Accounting Rules and Regulations                          156,280           151,717
------------------------------------------------------------------------------------------------------------------------------------
       Adjustments:
------------------------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                                    10,382             9,112
------------------------------------------------------------------------------------------------------------------------------------
          Capitalisation of general borrowing costs                                                    939               736
------------------------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                                      (2,871)           (2,929)
------------------------------------------------------------------------------------------------------------------------------------
          Revaluation of land use rights                                                              (813)             (822)
------------------------------------------------------------------------------------------------------------------------------------
          Pre-operating expenditures                                                                  (100)               --
------------------------------------------------------------------------------------------------------------------------------------
          Impairment losses on long-lived assets                                                      (118)             (113)
------------------------------------------------------------------------------------------------------------------------------------
          Government grants                                                                           (291)             (291)
------------------------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                              (3,424)           (2,925)
------------------------------------------------------------------------------------------------------------------------------------
       Shareholders' funds under IFRS                                                              159,984           154,485
====================================================================================================================================

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1   CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
    There were no changes in the total number of shares and equity structure of Sinopec Corp. during the reporting period.

2   SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

    As at 30 June 2003, there were a total of 455,532 shareholders of Sinopec Corp., of which 437,214 were domestic holders of A Shares and 18,318 were overseas holders of H Shares.

    The shareholdings of the top 10 shareholders of Sinopec Corp. as at 30 June 2003 were as follows:


                                                                                                  Pledges
                                       Increase                                                   over or
                                      /decrease                       Percentage                 lock-ups
                           during the reporting        Number of       of total       Nature of     of the     Type of
                                        period       shares held    shareholdings   shares held     shares     shares held
    Shareholder                   10,000 shares    10,000 shares             %
    China Petrochemical
     Corporation                              0      4,774,256.1         55.06      non-tradable  no         State-owned Shares
-----------------------------------------------------------------------------------------------------------------------------------
    HKSCC (Nominees) Limited           37,344.5        932,159.0         10.75      tradable      unknown    H Shares
-----------------------------------------------------------------------------------------------------------------------------------
    China Development Bank                    0        877,557.0         10.12      non-tradable  no         State-owned Shares
-----------------------------------------------------------------------------------------------------------------------------------
    China Cinda Asset
     Management Corp.                         0        872,065.0         10.06      non-tradable  no         State-owned Shares
-----------------------------------------------------------------------------------------------------------------------------------
    ExxonMobil Far East
     Holdings Ltd.                            0        316,852.9          3.65      tradable      unknown    H Shares
-----------------------------------------------------------------------------------------------------------------------------------
    Shell Eastern (PTE) Ltd.                  0        196,642.2          2.27      tradable      unknown    H Shares
-----------------------------------------------------------------------------------------------------------------------------------
    bp Oil Espana S.A.                        0        182,922.9          2.11      tradable      unknown    H Shares
-----------------------------------------------------------------------------------------------------------------------------------
    China Orient Asset
     Management Corp.                         0        129,641.0          1.50      non-tradable  no         State-owned Shares
-----------------------------------------------------------------------------------------------------------------------------------
    Guo Tai Jun An Corp.                      0         58,676.0          0.68      non-tradable  no         State-owned Shares
-----------------------------------------------------------------------------------------------------------------------------------
    TOPGOAL Company                   (13,000.0)        20,906.5          0.24      tradable      unknown    H Shares
-----------------------------------------------------------------------------------------------------------------------------------
    Note on the relationship between the top ten shareholders:          Holders of the non-tradable shares have no
                                                                        connections and are not parties acting in
                                                                        concert. Sinopec Corp. is not aware of any
                                                                        connection or activities in concert between
                                                                        such holders of non-tradable shares and
                                                                        holders of tradable shares or amongst holders
                                                                        of tradable shares. Apart from as stated
                                                                        above, as at 30 June 2003, Sinopec Corp. is
                                                                        not aware of any interests disclosable
                                                                        pursuant to section 324 of the Securities and
                                                                        Futures Ordinance, Chapter 571 of the Laws of Hong Kong.
-----------------------------------------------------------------------------------------------------------------------------------


3 CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE ACTUAL BENEFICIAL OWNERS There were no change in the controlling shareholders or the actual beneficial owners during the reporting period.

CHAIRMAN'S STATEMENT

Dear Shareholder,

The Second Session of the Board of Directors was elected at the Extraordinary General Meeting of Sinopec Corp. held on 22 April 2003. Thanks to the trust that each of you and all members of the Board have placed on me, I am honored to have been elected chairman of the Second Session of the Board of Sinopec.

Since established in year 2000, the Company has made great efforts in carrying out in-depth reformative measures and improving corporate governance under the leadership of the First Session of the Board of Directors headed by Chairman Mr. Li Yizhong. As a result, the Company has set up an initial management system and operational mechanism adapting to the changing market. In succession, the Company has been successfully listed in four locations both at home country and overseas, and hence raised funds for development, improved its financial structure and diversified the composition of equity. The First Session of the Board of Directors have actively implemented the strategy of "expanding resources, expanding markets, cost saving and prudent investment", performed their duties diligently, and made decisions scientifically. Thanks to their efforts, the Company has improved its vertically integrated business portfolio and strengthened its position in the market and competitive edges in terms of marketing networks. As a result, the Company has now gained even stronger competitive power and enhanced defensiveness against risks, which lays down a firm foundation for sustainable development of the Company in the years to come.

Facing the sweeping tide of economic globalization and reshuffling in the petroleum world, this session of the Board of Directors is fully aware of the opportunities and challenges ahead. With regard to the opportunities, the most inspiring one stems from the continuous, fast-growing and wholesome Chinese economy, which is expected to drive the domestic demands for petroleum and petrochemical products, thus providing enormous potentials for a faster development of the Company. As to challenges, the most rigorous one is a more open Chinese market after the entry of China into WTO. Facing these emerging opportunities and challenges, the Board of Directors shall adhere to the Company's operating objectives of "maximizing the Company's profit and return to shareholders". The Board shall also stick to the existing strategy, and as breakthrough, improve corporate governance, carry out in-depth reform on its management system and operational mechanism, speed up rational procedures to the business portfolio and industrial layout, thus improving the quality and speed up the pace of the Company's business expansion, to realize effective growth.

The Board of Directors is better structured through introducing more independent directors and optimizing professional structure of the Board. We shall continue to give full play of the independent directors and the three Specialized Committees under the Board, and promote the level of scientific decision-making. Meanwhile, we are to strengthen internal control and internal management, mitigate operational and financial risks; we shall set up a highly efficient, unified and well-coordinated management mechanism and a vigorous incentive mechanism with an aim to improve production and asset efficiency.

The Company is about to accelerate the adjustments on the business portfolio and layout. In accordance with the tactic of "maintain stable oil and gas production in eastern China, expedite exploration and production in western China, explore opportunities in southern China and pursue overseas expansion", we shall make greater efforts in the exploration and development of crude oil and natural gas, expansion of the natural gas market, readjustment of the geographical deployment and production structure of crude oil and natural gas, increasing reserves and production capacity, expanding upstream resources. We shall adjust industrial layout of refining, rely on technological innovation and advancements, improve the quality of products, increase the production and sales volume of high value added products, and reduce costs. On top of it, we are also going to accelerate the establishment of a modern logistics network, improve the crude oil transit network and oil products distribution network, enhance the Company's dominance in the market. The Company shall speed up adjustments to the business structure of the Chemicals Segment, develop core business and increase production volume, reduce production costs through technological revamping and innovation, and enhance assets efficiency and profitability.

We shall continue to improve our competitiveness in the international arena, and shall endeavor to build the Company into an international integrated energy and petrochemical company with outstanding core business, quality assets, diversified equity structure, innovative technologies, professional management, prudent financial practice, and the ability to compete in the global market by year 2010.

Last but not least, on behalf of the Second Session of the Board of Directors of Sinopec Corp., I would like to extend my heart-felt thanks to the First Session of the Board of Directors, in particular to Mr. Li Yizhong, Mr. Liu Guoguang, Mr. Wang Yi, Mr. Zhang Enzhao and Ms. Huang Min, who are no longer members in the Second Session of the Board of Directors, for their effective efforts and contributions. I would also like to thank our shareholders and the staff of the Company for both the kind concern and sustained supports along the years, and I hope to have support from our shareholders, the management and the staff of the Company in the years to come.






Chen Tonghai
Chairman

Beijing, PRC, 22 August 2003

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2003, in spite of the influences exerted by the war in Iraq and the sudden outbreak of SARS in China, China's economy still sustained a relatively rapid growth, with a GDP growth rate of 8.2%, and the domestic demand for petroleum and petrochemical products also increased accordingly. According to the Company's research, the apparent domestic consumption of refined oil products (inclusive of gasoline, diesel oil and kerosene) in the first half of this year increased by 3.2% over the same period last year whilst the apparent consumption of petrochemical products (in terms of ethylene) increased by 10.5%. All these created a favorable external environment for the sustainable business expansion of the Company.

Facing the outbreak of the war in Iraq and SARS which brought about drastic market fluctuations, the Company paid close heed to the latest development of economic conditions in the domestic and international arenas and made correct judgment on the domestic and overseas price trends of crude oil and petrochemical products, formulated and put into force a series of effective countermeasures in time. As a result, not only have we caught the prime opportunity of high prices of crude oil, we have also averted the risks of declining oil prices. Besides, we exerted strict control over the processing volume, adjusted the inventory level and expanded export volumes at the right time. In particular, after the occurrence of SARS, the Company adjusted its marketing strategy, further rescheduled the checking and maintenance plans on some refining and petrochemicals facilities and reinforced internal management, thus gaining an active position in its production and operation activities.

Thanks to the concerted efforts of our staff, the Company's profits in the first half of 2003 posted a record high. According to the PRC Accounting Rules and Regulations, the Company's income from principal operations was RMB194.84 billion, representing a 38.6% increase over the first half of 2002. The Company's net profit was RMB9.765 billion, representing an increase of RMB5.26 billion over the first half of 2002. Based on the number of shares outstanding at the end of the reporting period, earnings per share were RMB0.113. According to the International Financial Reporting Standards ("IFRS"), turnover and other operating revenues amounted to RMB202.47 billion, up by 38.5% over the first half of 2002. Profit attributable to shareholders was RMB10.70 billion, representing an increase of RMB5.27 billion over the first half of 2002. Based on the number of shares outstanding at the end of the reporting period, earnings per share were RMB0.123.

The Board of Directors has decided to distribute an interim dividend of RMB0.03 per share for the first half of 2003, which is equivalent to RMB3 per ADS.

1   Production and Operation

(1) Exploration and Production Segment
    In the first quarter of 2003, due to influences of the war in Iraq and the relatively low level of US crude and distillates inventory, international crude oil price surged up to a record high for recent years. In the second quarter, with the quick ending of the war, crude oil price began to fall but remained at a relatively high level. The average crude oil price for the first half of 2003 was up significantly compared with that in the same period last year. The Platt's Singapore spot price for Brent averaged US$
    28.78 per barrel, representing an increase of 25% over the first half of 2002. Domestic price trend of crude oil generally followed that of the international market. However, due to the one-month time lag of domestic price behind the international price and the notable increase in the price of Cinta, which was used as a reference, the average crude price realized by the Company during the first half of 2003 was US$ 28.90 per barrel, representing an increase of 44.8% over the first half of 2002.

                               [GRAPHIC OMITTED]

                    Price Trend of International Crude Oil

    In the first half of 2003, the Company followed the principle of taking into account of the reserves, production volume and profitability as a whole and has attained remarkable results in the exploration, development and production of crude oil and natural gas.

    In exploration, the Company made breakthroughs in three oilfields at Tahe oilfield in Tarim Basin, and new blocks in Shengli Oilfield in Eastern China, and had significant discoveries in natural gas prospect areas in Ordos Basin, Sichuan Basin, and marine phase sedimentary areas in Southern China, etc. A number of major exploration wells in the western frontiers demonstrated good indications of oil and gas reserves and presented preliminarily a bright prospect for strategic replacement of resources. With regard to the mature fields in the East, the Company continued to achieve sound results in its extended exploration in surrounding areas. In the first half of 2003, the newly added geological reserves of crude oil amounted to approximately 100 million tonnes, whilst the newly added geological reserves of natural gas was approximately 51.7 billion cubic meters.

    In development, adhering to the principle of "giving priority to profitability, and prioritizing projects according to their economic viability", the Company prioritised easy-to-develop oil and gas reserves for development, optimized development plans and improved the quality of capacity construction. In the first half of 2003, the newly built production capacity of crude oil and natural gas reached approximately
    2.596 million tonnes per year and 346 million cubic meters per year, respectively.

    In production, the Company actively seized the opportunity when the overall oil price stayed at a relatively high level, conducted comprehensive management over its existing oilfields, and resorted to science and technology advancements to enhance its recovery rate. In addition to maintaining a stable output in its existing oilfields, the Company also ensured that the newly added production capacity was put into production in time. In the first half of 2003, the Company produced 133.72 million barrels of crude oil and 90.7 billion cubic feet of natural gas, representing an increase of 0.97% and 3.3% respectively over the first half of 2002.

    Operating Summary of Exploration and Production

                                                                           First Half of     First Half of            Change
                                                                                    2003              2002                 %

    Crude oil production (million barrels)                                        133.72            132.43              0.97
---------------------------------------------------------------------------------------------------------------------------------
    Natural gas production (billion cubic feet)                                     90.7              87.8              3.30
---------------------------------------------------------------------------------------------------------------------------------
    Newly added proved oil reserves (million barrels)                              115.8             178.5            (35.13)
---------------------------------------------------------------------------------------------------------------------------------
    Newly added proved gas reserves (billion cubic feet)                           276.8             211.3              31.0
---------------------------------------------------------------------------------------------------------------------------------
    Proved oil reserves at the end of the reporting period (million barrels)       3,302             3,262              1.23
---------------------------------------------------------------------------------------------------------------------------------
    Proved gas reserves at the end of the reporting period (billion cubic feet)    3,515             3,683             (4.56)
---------------------------------------------------------------------------------------------------------------------------------

Note:   The conversion rate of crude oil production is 1 tonne = 7.1 barrels, and the conversion rate of natural gas production is 1 cubic meter = 35.31 cubic feet.

(2) Refining Segment
    In the first half of 2003, the Company responded proactively to market changes and arranged the processing volume of crude oil in a rational way. In the first quarter, we seized the opportunities of robust demand and increased crude oil processing volume. In the second quarter, in response to the adverse impact of SARS on the market demand, the Company reduced processing volume in a timely manner, thus laid a solid foundation for the market stability. Meanwhile, the Company adjusted the product mix, increased the production of chemical feedstock and products with high added value and boosted the sales volume of refined products other than gasoline, diesel and kerosene. On top of it, we further optimized the allocation of crude oil resources, and with priority, arranged crude processing volume for integrated refining and petrochemical enterprises and those with optimal profits. The Company continued to reduce the production costs, and the processing volume of sour crude increased by 14.1% compared with that of the same period last year. As a result of these efforts, major economic and technical indicators have all improved. For instance, the light product yield reached 73.97%, 0.86 percentage point higher than the same period last year and the refining yield amounted to 93.07%, representing a 0.79 percentage point rise over the same period last year. Besides, the Company relied on scientific and technological advancements and launched all-around production program of high octane number gasoline. The quality of our gasoline for vehicles has generally meet the new regulated specification to satisfy market need.

    Operating Summary of Refining

                                          First Half of    First Half of        Change
                                                   2003             2002           (%)

    Crude processing volume (1,000 barrels/day)    2,213          2,070            6.91
------------------------------------------------------------------------------------------------------------------------
     Of which: sour crude processing volume
      (1,000 barrels/day)                          432.0          378.6           14.10
------------------------------------------------------------------------------------------------------------------------
    Refinery                                                             3.6 percentage
     utilization (%)                                83.0           79.4         points
------------------------------------------------------------------------------------------------------------------------
    Gasoline, diesel oil and kerosene production
     (million tonnes)                              32.46          30.34            6.99
------------------------------------------------------------------------------------------------------------------------
     Of which:gasoline (million tonnes)           10.220          9.248           10.51
------------------------------------------------------------------------------------------------------------------------
              diesel oil (million tonnes)         19.790         18.769            5.44
------------------------------------------------------------------------------------------------------------------------
              kerosene (million tonnes)             2.45           2.32            5.60
------------------------------------------------------------------------------------------------------------------------
    Chemical feedstock (million tonnes)             8.19           7.62            7.48
------------------------------------------------------------------------------------------------------------------------
    Light product                                                       0.86 percentage
     yield (%)                                     73.97          73.11           point
------------------------------------------------------------------------------------------------------------------------
    Refining                                                            0.79 percentage
     yield (%)                                     93.07          92.28           point
------------------------------------------------------------------------------------------------------------------------

    Note: crude processing volume is converted at 1 tonne = 7.35 barrels.


(3) Marketing and Distribution Segment
    In the first half of 2003, in spite of influences exerted by the war in Iraq and SARS, domestic demand for refined oil products still experienced continued growth. The first quarter saw strong demand whilst the second quarter witnessed a slowed-down growth in demand.

    In the first half of 2003, the Company made intensified efforts in market analysis and projections, reinforced its control and allocation of resources, further improved its marketing structure, and expanded its retail and direct distribution activities. The Company continued to optimize its retail network of refined oil products, closed down petrol stations with low efficiency and pushed up the fueling throughput per petrol station. In addition, the Company actively tapped the rural and marine markets and continuously increased its aggregate sales volume. In the first half of 2003, the Company's total domestic sales volume of refined oil products amounted to 35.24 million tonnes, up by 3.4% over the first half of 2002, of which 17.83 million tonnes of retail and 6.92 million tonnes of direct distribution, up by 5.8% and 12.0%, respectively, over the same period last year. Retail and direct distribution volume of refined oil products increased to 70.2% of the total domestic sales volume from 67.6% in the same period last year. The Company seized the opportunities arising from the global market and made efforts in expanding the export volume of refined oil products, which laid a foundation for the stabilization of the domestic market and improvement of the refinery utilization rate. During this period, the accumulated export volume of refined oil products amounted to 3.27 million tonnes, representing an increase of 62.9% over the first half of 2002.


    Summary of the Marketing and Distribution Segment

                                              First Half of   First Half of       Change
                                                      2003             2002             %
    Total domestic sales of refined oil products
     (million tonnes)                                35.24             34.07              3.4
-------------------------------------------------------------------------------------------------------------
    Of which: Retail volume (million tonnes)         17.83             16.86              5.8
-------------------------------------------------------------------------------------------------------------
            Direct distribution volume
             (million tonnes)                         6.92              6.18             12.0
-------------------------------------------------------------------------------------------------------------
            Wholesale volume (million tonnes)        10.49             11.03             (4.9)
-------------------------------------------------------------------------------------------------------------
    Average annual throughput per petrol station
     (tonne/station)                                 1,612             1,506              7.0
-------------------------------------------------------------------------------------------------------------
    Retail volume/total                                                        1.1 percentage
     sales volume (%)                                 50.6              49.5           points
-------------------------------------------------------------------------------------------------------------
    Total number of petrol stations                 29,425            27,489              7.0
     Of which:Number of self-operated
               petrol stations                      24,128            24,256             (0.5)
-------------------------------------------------------------------------------------------------------------
              Number of franchised
               petrol stations                       5,297             3,233             63.8
-------------------------------------------------------------------------------------------------------------

(4) Chemicals Segment
    In the first half of 2003, domestic demand for chemical products still experienced a continued growth, but at a slowed speed owing to the impact of SARS. The apparent consumption of synthetic resin, synthetic fiber, monomers and polymers for synthetic fiber, and synthetic rubber reached
    13.66 million tonnes, 5.47 million tonnes, 8.84 million tonnes and 1.03 million tonnes, respectively, all experienced various levels of growth.

    In the first half of 2003, the cycle of chemicals sector recovered slowly. In the first quarter, international prices of petrochemical products rebounded swiftly as a result of increase in crude oil price, but dropped moderately in the second quarter. Due to the negative impact of SARS, the demand for petrochemical products by pertinent industries dropped, which led to a reduction in domestic prices in the second quarter. However, the overall domestic prices of petrochemical products in the first half of 2003 were still higher than those in the same period last year. During this period, the Company's average realized price of synthetic resin, synthetic rubber, synthetic fiber, and monomers and polymers for synthetic fiber increased by 14.67%, 37.82%, 15.06% and 4.16%, respectively over the first half of 2002.

                               [GRAPHIC OMITTED]

             Price trend of petrochemical products of the Company

    In the first half of 2003, the Company optimized the allocation of resources, which led to an increase in self-sufficiency rate of chemical feedstock and ethylene yield. The Company's major petrochemical facilities ran smoothly and the production of principal petrochemical products have surged up by leaps. Amongst the above, the production of synthetic resin, synthetic fiber and synthetic rubber were up by 23.3%, 5.2% and 10.2%, respectively, over the first half of 2002. The portion of high value-added products further increased, with performance compound accounted for 55.43% of synthetic resin and differential fiber accounted for 40.26% of synthetic fiber. The Company actively promoted market expansion and increased the sales to production ratio. The sales to production ratio for the Company's key petrochemical products reached 99.8% and direct sales ratio accounted for 66.6%.

    Production of Major Petrochemical Products

                                       First Half of  First Half of
                                                2003           2002
                                        In thousand      In thousand       Change
                                              tonnes         tonnes             %

    Ethylene                                   1,533          1,245          23.1
--------------------------------------------------------------------------------------
    Synthetic resin                            2,266          1,838          23.3
     Of which: performance compound resins   1,114.1          869.7          28.1
--------------------------------------------------------------------------------------
    Synthetic fiber                            597.6          568.2           5.2
--------------------------------------------------------------------------------------
       Of which: differential fiber            240.6          191.2          25.8
--------------------------------------------------------------------------------------
    Synthetic fiber monomers and polymers    2,083.2        1,895.3           9.9
--------------------------------------------------------------------------------------
    Synthetic rubber                           238.8          216.6          10.2
--------------------------------------------------------------------------------------
    Urea                                     1,153.8        1,551.1         (25.6)
--------------------------------------------------------------------------------------

2   Cost-saving
    In the first half of 2003, the Company carefully implemented its costs-cutting plan, endeavored to reduce purchasing costs of major raw materials such as crude oil, further focused on concrete measures to cut down material and energy consumption, optimized the allocation of resources and logistics, etc. As a result, the Company attained encouraging achievement in reducing costs and improving efficiency. In the first half of 2003, the Company has reduced costs by RMB1.28 billion in total. The breakdown is as follows: RMB359 million in the Exploration and Production Segment, RMB370 million in the Refining Segment, RMB323 million in the Marketing and Distribution Segment and RMB228 million in the Chemicals Segment.

3   Capital Expenditure
    In the first half of 2003, the Company's accumulated capital expenditure reached RMB18.498 billion. The capital expenditure in the Exploration and Production Segment totaled RMB8.645 billion. A batch of major exploration projects proceeded smoothly. The newly added geological reserves of crude oil amounted to approximately 100 million tonnes and the newly added geological reserves of natural gas amounted to 51.7 billion cubic meters. The newly added production capacity of crude oil was 2.59 million tonnes per year, whilst the newly added production capacity of natural gas reached 346 million cubic meters per year. The capital expenditure in the Refining Segment was RMB4.649 billion. The construction of Ningbo-Shanghai-Nanjing crude oil pipeline progressed smoothly and the entire pipeline is expected to commence operation by the end of this year. The technological revamping over the refining facilities for the production of unleaded gasoline was completed and products were put on the market by the planned time. The capital expenditure in the Chemicals Segment was RMB2.351 billion. The Guangzhou Ethylene Renovation project was fully completed and put into production. The paraxylene production facilities in Zhenhai were built and put into production. The second round of ethylene facility revamping in Qilu proceeded without a hitch. Some chemical fertilizer production facilities are also under renovation. The capital expenditure in the Marketing and Distribution Segment was RMB2.732 billion. The construction of petrol stations along expressways, vital communication lines and in key urban areas has been reinforced. The optimized adjustment of depots for refined oil products and other storage and transportation facilities also sped up. The capital expenditure of the headquarters and other subsidiaries of the Company amounted to RMB121 million, which was mainly used in the construction of the Company's ERP system.

    Additionally, the joint venture of world-scale ethylene project with bp is in the peak of construction. In the first half of 2003, the Company has according to its equity ratio in the joint venture invested RMB2.058 billion in the Shanghai SECCO project.

BUSINESS PROSPECTS

1   Market Analysis
    Looking into the second half of 2003, the Company believes that the economic development, market environment and the trend in the energy and chemical industry will feature the following:

    Opportunities
    o Global economy is expected to maintain a slow growth, whereas China is to sustain a stable, healthy and rapid growth. China's GDP growth rate for 2003 is estimated to exceed 7%, thus boosting domestic demand for petroleum and petrochemical products. In particular, the burgeoning automobile consumption in China will further push up the demand for refined oil products and create a favourable market environment for the Company to expand its overall business volume.

    o According to an analysis of the global crude oil supply and demand, the price of crude oil in the international market in the second half of 2003 is to fall down as a whole but would still remain a relatively high level.

    o With the increase in domestic demand for refined oil products, the Company's refining margin is expected to maintain a fairly good level.

    o As the global economy slowly grows and with the gradual recovery of the chemical sector, it is estimated that the margin of the Company's chemicals will also pick up.

    o In regard to the domestic macro-environment, the PRC government will continue to make even greater efforts in cracking down smuggling of refined oil products, accelerate the establishment of domestic market system for refined oil products, hence, the domestic market environment will be further improved.

    Challenges
    o The recovery of the global economy is still subject to many uncertainties. There exist many variables, which will have a bearing on the prices of international crude oil, refined oil products and chemical products, thus bring forth challenges against the Company in terms of adjusting to market changes and managing production and business operations.

    o SARS may still leave some impact on the economic growth, which will affect the prices and domestic consumption of chemical products in the short run.

2   Production and Business Operations
    The Company will continue to follow the market, improve its capability in responding to market changes, adopt more stringent management practices, optimize its resources, reduce costs and cut down expenses, seize opportunities, expand production and sales volume and improve its profitability as a whole.

    (1)Exploration and Production Segment
       Greater efforts are to be made in terms of exploration in key areas to realize a reserves replacement rate of over 100% for the full year of 2003. We aim to accelerate the construction of production capacity, focus on the development of economic reserves, implement rolling exploration and development activities for reserves and furnish supporting facilities for construction of production capacity in frontier areas. We will adopt advanced technologies to enhance the recovery rate and realize high-efficiency production. We will also increase the commercial rate of natural gas and endeavor to cut down the production costs of crude oil and natural gas. In the second half of 2003, the Company plans to produce 19.3 million tonnes of crude oil and 2.76 billion cubic meters of natural gas.

    (2)Refining Segment
       Close heed will be paid to track down the changes in the international crude oil market. The Company shall continue to purchase crude oil by flexible means with an aim to bring down purchasing costs. The company will also optimize the allocation of resources, and adjust the product mix to increase the portion of chemical feedstock and products with high added value. We will actively expand the export volume and increase the utilization rate of facilities. Further focus will be put on scientific and technological advancement so as to keep the light yield rate and the refining yield at a relatively high level. The Company will continue to make even greater efforts in marketing the lubricating oil, LPG, petroleum coke and asphalt, etc. to improve profitability. In the second half of 2003, the Company plans to process
       56.50 million tonnes of crude oil.

    (3)Marketing and Distribution Segment
       Continued efforts will be taken to optimize marketing structure and enhance the retail and direct distribution volume. Continued focus will be put to optimize the layouts of petrol stations, improve the quality of customer service and to increase the throughput per petrol station. We will also optimize the inter-regional logistics and bring down the transportation costs. We aim to complete the flattening of the management hierarchy and reduce administrative expenses. The southwestern refined products pipeline shall also commence construction. In the second half of 2003, the Company targets the total domestic sales volume of refined oil products at 37.80 million tonnes, including a retail volume of 19.60 million tonnes and a direct distribution volume of 7.10 million tonnes.

    (4)Chemicals Segment
       The Company will ensure that the principal petrochemical facilities are run at full load, optimize and adjust the production plan and increase the output of products with high added value. We shall emphasize on the adjustment of the feedstock structure and optimization of feedstock for ethylene, and increase ethylene and propylene yield through resorting to technological advancements. We will strengthen market segmentation analysis, improve the customer service and increase market shares. The Company plans to produce 1.55 million tonnes of ethylene in the second half of 2003.

       In the second half of 2003, the Company will continue to carry out its operating strategy featuring "expanding resources, expanding markets, cost saving and prudent investment". The Company will endeavor to adjust the industrial structure and product mix, adopt flexible operation tactics, realize the production and operation objectives for the full year of 2003 in a comprehensive way, and keep posting sound operational results.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION ARE DERIVED FROM THE COMPANY'S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH IFRS.

1   CONSOLIDATED RESULTS OF OPERATIONS
    In the first half of 2003, the Company achieved good results of operations. Turnover and other operating revenues were RMB202.5 billion, representing an increase of 38.51% over the first half of 2002. The operating profit was RMB18.5 billion, up by 72.9% compared with that in the first half of 2002. The profit attributable to shareholders was RMB10.7 billion, representing an increase of 98.15% over that in the first half of 2002.

    (1) Turnover and other operating revenues
        In the first half of 2003, the Company's turnover and other operating revenues were RMB202.5 billion, up by 38.51% over the first half of 2002, of which the Company's turnover was RMB194.9 billion, up by 38.62% over the first half of 2002, principally due to:

      (a) Sales of crude oil and natural gas

          The Company produces crude oil and natural gas principally to supply its refining and chemical operations. Natural gas and a small portion of the Company's crude oil are sold to the refineries owned by Sinopec Group Company and third party customers. In the first half of 2003, the Company's external sales of crude oil and natural gas were RMB7.1 billion, accounted for 3.51% of the Company's turnover and other operating revenues, representing an increase of 36.54% over the first half of 2002. This was principally due to an increase of realized price and volume of crude oil sold externally compared with that of the first half of 2002. In the first half of 2003, realized price of externally sold crude oil was RMB1,559.46 per tonne (approximately US$ 26.53/barrel), up by 42.14% over the first half of 2002; and the external sales volume of crude oil was 3,303.9 thousand tonnes, up by 2.48% over the first half of 2002. The external sales volume of natural gas was 1.617 billion cubic meters, up by 3.45% over the first half of 2002.

          The following table lists the major items in the consolidated income statement of the Company for the indicated periods.

                                                                                    Six-month periods ended
                                                                                            30 June
                                                                                    2003              2002            Change
                                                                                         RMB billions                      %

    Turnover and other operating revenues                                          202.5             146.2             38.51
--------------------------------------------------------------------------------------------------------------------------------
       Turnover                                                                    194.9             140.6             38.62
--------------------------------------------------------------------------------------------------------------------------------
       Other operating revenues                                                      7.6               5.6             35.71
--------------------------------------------------------------------------------------------------------------------------------
    Operating expenses                                                            (184.0)           (135.5)            35.79
--------------------------------------------------------------------------------------------------------------------------------
       Purchased crude oil, products, and operating supplies and expenses         (142.7)           (100.6)            41.85
--------------------------------------------------------------------------------------------------------------------------------
       Selling, general and administrative expenses                                (11.3)             (9.8)            15.31
--------------------------------------------------------------------------------------------------------------------------------
       Depreciation, depletion and amortization                                    (12.4)            (11.3)             9.73
--------------------------------------------------------------------------------------------------------------------------------
       Exploration expenses (including dry holes)                                   (2.8)             (1.9)            47.37
--------------------------------------------------------------------------------------------------------------------------------
       Personnel expenses                                                           (8.0)             (5.9)            35.59
--------------------------------------------------------------------------------------------------------------------------------
       Taxes other than income tax                                                  (6.1)             (5.8)             5.17
--------------------------------------------------------------------------------------------------------------------------------
       Other operating expenses, net                                                (0.7)             (0.2)           250.00
--------------------------------------------------------------------------------------------------------------------------------
    Operating profit                                                                18.5              10.7             72.90
--------------------------------------------------------------------------------------------------------------------------------
    Net finance costs                                                               (2.0)             (2.3)           (13.04)
--------------------------------------------------------------------------------------------------------------------------------
    Investment income and share of profits less losses from associates               0.3               0.1            200.00
--------------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                                 16.8               8.5             97.65
--------------------------------------------------------------------------------------------------------------------------------
    Taxation                                                                        (5.3)             (2.6)           103.85
--------------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities after taxation                                  11.5               5.9             94.92
--------------------------------------------------------------------------------------------------------------------------------
    Minority interests                                                              (0.8)             (0.5)            60.00
--------------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders                                             10.7               5.4             98.15
================================================================================================================================

     (b) Sales of petroleum products

         The Company's external sales of petroleum products primarily consist of refined oil products and other refined products. In the first half of 2003, the external sales of such petroleum products reached RMB143.3 billion, constituting 70.77% of the Company's turnover and operating revenues, up by 38.99% over the first half of 2002.

         In the first half of 2003, the sales of gasoline and diesel were RMB102.8 billion, accounted for 71.74% of the Company's sales of petroleum products, up by 37.07% over the first half of 2002. Of which, sales of gasoline was RMB39.2 billion, up by 36.59% over the first half of 2002; the sales of diesel was RMB63.6 billion, up by 37.37% over the first half of 2002. The revenues from other petroleum products (including kerosene, LPG, chemicals feedstock and lubricating oil, etc.) was RMB40.5 billion, accounted for 28.26% of the Company's total revenues from sales of petroleum products, and up by 44.13% over the first half of 2002. The increase of the revenues from sales of gasoline and diesel and other petroleum products was largely because the Company has seized the favorable opportunity when the market prices were increasing and increased its sales volume. Meanwhile, the Company continued to adjust its product mix and marketing profile, which led to increase in sales volume of high octane number gasoline and increase in proportion of gasoline and diesel retail volume among the total sales.

     (c) Sales of chemical products

         In the first half of 2003, the Company's external sales of chemical products were RMB35.6 billion, accounted for 17.58% of the turnover and other operating revenues of the Company, and up by 43.55% over the first half of 2002. This was mainly because of the significant increase in the sales volume of major chemical products along with the accomplishment of the Company's expansion of ethylene capacities in Shanghai and Yangzi and increase in prices of chemical products by various amounts.

   (2) Operating expenses
       In the first half of 2003, operating expenses of the Company were RMB184 billion, up by 35.79% over the first half of 2002. Variations of operating expenses mainly lies in the following :

       (a) Purchased crude oil, products and operating supplies and expenses

           In the first half of 2003, the purchased crude oil, products and operating supplies and expenses of the Company were RMB142.7 billion, up by 41.85% over the first half of 2002, and accounted for 77.55% of the operating expenses. Among others, the purchasing costs of crude oil were RMB75.8 billion, up by 47.47% over the first half of 2002. This was mainly because the Company has outsourced 40.04 million tonnes of crude oil, up by 3.93 million tonnes, or 10.88% over the same period last year; and the average purchasing cost of crude oil climbed to RMB1,894.21 per tonne (approximately US$ 31.13/barrel), up by RMB469.48 per tonne over the first half of 2002, representing an increase of 32.95%. The purchasing costs of other raw material products, operating supplies and expenses were RMB66.9 billion, up by 35.98% over the first half of 2002, mainly because of increased quantities of outsourced gasoline, kerosene, diesel, fuel oil and increased volume of raw materials other than crude oil.

       (b) Selling, general and administrative expenses

           In the first half of 2003, the selling, general and administrative expenses of the Company were RMB11.3 billion, up by 15.31% over the first half of 2002. This was largely due to 1) the sales volumes of refined oil products and key chemical products increased significantly over those in the first half of 2002, leading to an increase in the selling expenses accordingly; 2) research and development expenses increased by RMB330 million over the first half of 2002.

       (c) Depreciation, depletion and amortization

           In the first half of 2003, the depreciation, depletion and amortization of the Company were RMB12.4 billion, up by 9.73% over the first half of 2002. The increase was largely due to an increase in properties, plants, equipment and oil & gas properties as a result of capital expenditure.

       (d) Exploration expenses

           In the first half of 2003, the exploration expenses were RMB2.8 billion, up by 47.37% over the first half of 2002, mainly because the Company seized the opportunity of high oil price in the past two years and increased investments in upstream exploration activities and endeavored to expand upstream resources.

      (e)  Personnel expenses

           In the first half of 2003, the personnel expenses of the Company were RMB8 billion, up by 35.59% over the first half of 2002, mainly because the Company has realized fairly good results in the first half of 2003, and thus increased the amount of performance-related wages.

      (f)  Other operating expenses ,net

           In the first half of 2003, other operating expenses (net) totaled RMB0.7 billion, representing an increase of 250.00% over the first half of 2002. This was due to the impairment loss on oil and gas properties and net loss on disposal of property, plant and equipment.

    (3) Operating profit
        In the first half of 2003, the Company's operating profit was RMB18.5 billion, up by 72.90% over the first half of 2002.

    (4) Net finance costs
        In the first half of 2003, net finance costs of the Company was RMB2 billion, down by 13.04% compared to the first half of 2002. Among others, reduction of short-term loan led to a decrease in interest expenses of RMB144 million; and the net foreign exchange losses decreased by RMB204 million.

    (5) Profit attributable to shareholders
        In the first half of 2003, the profit attributable to shareholders was RMB10.7 billion, up by 98.15% over the first half of 2002.

2   DISCUSSION OF SEGMENT OPERATIONS
    The Company divides its operations into the following business segments: exploration and production, refining, marketing and distribution, chemicals, and corporate and others. Unless otherwise indicated, inter-segment transactions have not been eliminated from the financial data discussed in this section and the operating revenues data of each of the business segment discussed in this section include other operating revenues of each segment.

    The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of the consolidated operating revenues before elimination of inter-segment sales, and the contribution of external revenues as a percentage of consolidated operating revenues after elimination of the inter-segment sales.


                                                                      As a percentage of the           As a percentage of the
                                                                      consolidated operating           consolidated operating
                                          Six-month periods         revenues before elimination      revenues after elimination
                                            ended 30 June             of inter-segment sales           of inter-segment sales
                                        2003            2002            2003            2002            2003            2002
                                            RMB billions                         %                                %
Exploration and Production
---------------------------------------------------------------------------------------------------------------------------------
    External sales (1)                  10.0             7.6            2.88            3.16            4.94            5.20
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                 25.0            17.2            7.21            7.15
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues                  35.0            24.8           10.09           10.31
    =============================================================================================================================
Refining
    -----------------------------------------------------------------------------------------------------------------------------
    External sales (1)                  28.9            23.0            8.33            9.56           14.27           15.73
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                100.7            69.5           29.04           28.90
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues                 129.6            92.5           37.37           38.46
    =============================================================================================================================
Marketing and Distribution
    -----------------------------------------------------------------------------------------------------------------------------
    External sales (1)                 110.5            81.1           31.86           33.72           54.57           55.47
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                  1.6             1.3            0.46            0.54
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues                 112.1            82.4           32.32           34.26
=================================================================================================================================
Chemicals
---------------------------------------------------------------------------------------------------------------------------------
    External sales (1)                  37.5            26.7           10.81           11.10           18.52           18.26
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                  3.6             2.8            1.04            1.17
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues                  41.1            29.5           11.85           12.27
    =============================================================================================================================
Corporate and Others
---------------------------------------------------------------------------------------------------------------------------------
    External Sales (1)                  15.6             7.8            4.50            3.24            7.70            5.34
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                 13.4             3.5            3.87            1.46
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues                  29.0            11.3            8.37            4.70
    =============================================================================================================================
Operating revenues before elimination
    of inter-segment sales             346.8           240.5          100.00          100.00
=================================================================================================================================
Elimination of inter-segment sales     144.3            94.3
---------------------------------------------------------------------------------------------------------------------------------
Consolidated operating revenues        202.5           146.2                                          100.00          100.00
=================================================================================================================================

Note: (1) including other operating revenues.

The following table shows the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated.

                                                                       Change from
                                                                   the first half
                                        Six-month periods ended        of 2002 to
                                                 30 June            the first half
                                         2003              2002            of 2003
                                              RMB billions                       %

Exploration and Production
-------------------------------------------------------------------------------------------
    Operating revenues                   35.0              24.8              41.13
    ---------------------------------------------------------------------------------------
    Operating expenses                   24.7              18.2              35.71
    ---------------------------------------------------------------------------------------
    Operating profit                     10.3               6.6              56.06
    =======================================================================================
Refining
-------------------------------------------------------------------------------------------
    Operating revenues                  129.6              92.5              40.11
    ---------------------------------------------------------------------------------------
    Operating expenses                  127.0              90.9              39.71
    ---------------------------------------------------------------------------------------
    Operating profit                      2.6               1.6              62.50
    =======================================================================================
Marketing and Distribution
-------------------------------------------------------------------------------------------
    Operating revenues                  112.1              82.4              36.04
    ---------------------------------------------------------------------------------------
    Operating expenses                  106.6              79.1              34.77
    ---------------------------------------------------------------------------------------
    Operating profit                      5.5               3.3              66.67
    =======================================================================================
Chemicals
-------------------------------------------------------------------------------------------
    Operating revenues                   41.1              29.5              39.32
    ---------------------------------------------------------------------------------------
    Operating expenses                   40.4              30.0              34.67
    ---------------------------------------------------------------------------------------
    Operating profit                      0.7              (0.5)            240.00
    =======================================================================================
Corporate and Others
-------------------------------------------------------------------------------------------
    Operating revenues                   29.0              11.3             156.64
-------------------------------------------------------------------------------------------
    Operating expenses                   29.6              11.6             155.17
    ---------------------------------------------------------------------------------------
    Operating profit                     (0.6)             (0.3)           (100.00)
    =======================================================================================


(1) Exploration and Production Segment


    (a)Operating revenues: the Exploration and Production Segment produces crude oil and natural gas principally to supply the Company's refining and chemical operations; natural gas and a small portion of the Company's crude oil production are sold to the refineries owned by Sinopec Group Company and third party customers. In the first half of 2003, the operating revenues was RMB35 billion, up by 41.13% over the first half of 2002, largely due to the drastic increase in the realized price of crude oil over that in the first half of 2002.

       In the first half of 2003, this segment sold 17.7 million tonnes of crude oil, which was flat with that in the first half of 2002. 1.646 billion cubic meters of natural gas were sold, increased from 1.622 billion cubic meters in the first half of 2002, representing an increase of 1.48%. The average realized price of crude oil was RMB1,698.98 per tonne (approximately US$ 28.90 /barrel), increased from RMB1,173.52 per tonne in the first half of 2002, representing an increase of 44.78%; the average realized price of natural gas was RMB600.66 per 1,000 cubic meters, up by 2.85% from RMB584.00 per 1,000 cubic meters in the first half of 2002.

    (b)Operating expenses: in the first half of 2003, the operating expenses of this segment were RMB24.7 billion, up by 35.71% over the first half of 2002, primarily because the segment increased exploration activities in a number of key prospect areas in western China and southern marine phase sedimentary area. The exploration expenses amounted to RMB2.8 billion, up by RMB0.9 billion over the first half of 2002, representing an increase of 47.37%. The oil and gas properties increased as a result of capital expenditure. In the first half of 2003, the depreciation, depletion and amortization of the segment was RMB4.4 billion, up by 7.32% over the first half of 2002.

       In the first half of 2003, the Company seized the favorable opportunity when the oil price remained at a high level. This segment adopted water and gas injection measures to enhance the production of crude oil, which caused lifting cost of crude oil and natural gas production to rise to US$ 6.26/barrel, up by 4.33%, from the US$ 6.00/barrel recorded in the first half of 2002.

       In the first half of 2003, operating profit for the Exploration and Production Segment was RMB10.3 billion, up by 56.06% over the first half of 2002.

(2) Refining Segment

    (a)Operating revenues: business activities of the Refining Segment consist of purchasing crude oil from the Company's Exploration and Production Segment and from third parties, processing crude oil into refined products, selling refined products to the Company's Marketing and Distribution Segment and to domestic and overseas customers. In the first half of 2003, operating revenues of the Refining Segment was RMB129.6 billion, up by 40.11% over the first half of 2002, mainly because of increased sales volume of products, drastic increase in the realized prices and optimization of product mix conducted by the Company in order to tailor to the market demands, in particular, increased production of high value added products.

       In the first half of 2003, the Refining Segment sold 9.9 million tonnes of gasoline, up by 9.15% from 9.07 million tonnes in the first half of 2002. The average realized price was RMB2,634.64 per tonne, up by 27.37% from RMB2,068.42 in the first half of 2002. The revenue from sales of gasoline were RMB26.1 billion, accounted for 20.14% of the operating revenues of the Refining Segment, up by 38.83% from RMB18.8 billion in the first half of 2002.

       In the first half of 2003, the Refining Segment sold 19.44 million tonnes of diesel, up by 4.46% compared with 18.61 million tones in the first half of 2002. The average realized price was RMB2,454.94 per tonne, up by 26.60% from RMB1,939.18 per tonne in the first half of 2002. The sales of diesel were RMB47.7 billion, accounted for about 36.81% of the operating revenues of the Refining Segment, up by 32.13% from RMB36.1 billion in the first half of 2002.

       In the first half of 2003, the Refining Segment sold 10.8468 million tonnes of chemical feedstock , up by 9.37% from 9.9178 million tones in the first half of 2002. The average realized price was RMB2,316.79 per tonne, up by 33.21% from RMB1,739.21 per tonne in the first half of 2002. The revenue from sales of chemical feedstock was RMB25.1 billion, accounted for 19.37% of the operating revenues of the segment, up by 45.93% from RMB17.2 billion in the first half of 2002.

    (b)Operating expenses: in the first half of 2003, operating expenses of the Refining Segment were RMB127 billion, up by 39.71% over the first half of 2002, largely because of the increment of purchase cost of crude oil and out-sourced feedstock. In the first half of 2003, the Refining Segment processed 53.87 million tonnes of crude oil in total (exclusive of crude process contracts, etc); the average purchase cost of crude oil was RMB1,873 per tonne, and the total cost of crude oil accounted for RMB100.9 billion, representing 79.45% of the operating expenses of this segment. In comparison, in the first half of 2002, this segment processed totally 50.86 million tonnes of crude oil (exclusive of crude process contracts, etc), and the average purchase cost of crude oil was RMB1,382 per tonne, and the total cost of crude oil amounted to RMB70.3 billion, accounted for 77.34% of the operating expenses of this segment.

       In the first half of 2003, refining margin of the segment was US$ 3.88/barrel (defined as sales revenue less crude oil cost, refining feedstock cost and taxes other than income tax, divided by the volume of crude oil and refining feedstock processed), up by 11.49% from the US$ 3.48/barrel in the first half of 2002, principally because the increment of sales of products exceeded that of purchase cost of raw materials.

       In the first half of 2003, unit cash operating cost of the Refining Segment (defined as the segment's operating expenses less the purchase cost of crude oil and feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, divided by the volume of crude oil and feedstock processed) was US$ 2.00/barrel, down by 0.99% from the US$ 2.02/barrel in the first half of 2002.

       In the first half of 2003, operating profit of the Refining Segment was RMB2.6 billion, up by 62.50% over the first half of 2002.

(3) Marketing and Distribution Segment

    (a)Operating revenues: business activities of the Marketing and Distribution Segment include purchasing refined products from the Refining Segment and third parities, wholesaling to domestic users (inclusive of the direct distribution and direct sales to special customers), and retailing, distributing refined products through the Company's retail and distribution network, as well as providing refined product sales related services. In the first half of 2003, the operating revenues was RMB112.1 billion, up by 36.04% over the first half of 2002, mainly due to the increase of sales volume and prices of refined products and the optimization of marketing structure.

       In the first half of 2003, the sales of gasoline and diesel was RMB99 billion, accounted for 88.31% of the operating revenues of this segment. In recent years, the segment endeavored to reinforce its construction of marketing networks, improve service quality, endeavored to increase total sales volume and increase the retail and direct distribution volume. In the first half of 2003, the total sales volume of gasoline and diesel was 33.24 million tonnes, up by 4.30% from 31.87 million tonnes in the first half of 2002. The retail sales volume of gasoline and diesel totaled 15.44 million tonnes, accounted for 46.45% in the total sales volume of gasoline and diesel in the first half of 2003, up from the 45.10% recorded in the first half of 2002. The percentage of the wholesale volume of gasoline and diesel other than direct distribution and those directly distributed and directly sold to special customers in the total sales volume of gasoline and diesel has dropped to 33.6%, from 38.78% recorded in the first half of 2002; the percentage of the volume of direct distribution in the total sales volume of gasoline and diesel has increased to 12.95% from the 8.78% posted in the first half of 2002. The percentage of the volume of direct sales to special customers in the total sales volume of gasoline and diesel has fallen down to 7.00% from the 7.34% in the first half of 2002.

       In the first half of 2003, sales revenue of gasoline was RMB36 billion, up by 35.34% from RMB26.6 billion in the first half of 2002; sales volume was 10.87 million tonnes, up by 5.64% over the first half of 2002; realized price was RMB3,314.17 per tonne, up by 28.15% over the first half of 2002. Among others:

       o      Retail sales volume was 6.58 million tonnes, up by 11.53% from
              5.9 million tones in the first half of 2002; the average retail price was RMB3,492.51 per tonne, up by 24.21% from RMB2,811.83 per tonne in the first half of 2002.

       o Wholesale volume other than those directly distributed and directly sold to special customer was 3.23 million tonnes, down by 9.77% from 3.58 million tonnes in the first half of 2002; the average wholesale price was RMB3,059.67 per tonne, up by 33.88% from RMB2,285.39 per tonne in the first half of 2002.

       o Direct distribution volume was 710 thousand tonnes, up by 57.78% from 450 thousand tonnes in the first half of 2002; the average realized price was RMB3,142.97 per tonne, up by 31.30% from RMB2,393.78 per tonne in the first half of 2002.

       o Direct sales volume to special customers was 350 thousand tonnes, down by 2.78% from 360 thousand tonnes in the first half of 2002; the realized price averaged RMB2,666.68 per tonne, up by 25.83% from RMB2,119.30 in the first half of 2002.

        In the first half of 2003, sales revenue of diesel was RMB63 billion, up by 34.62% over the first half of 2002; the sales volume was 22.37 million tonnes, up by 3.66% over the first half of 2002; the realized price was RMB2,816.74 per tonne, up by 29.84% over the first half of 2002. Among others:

       o      Retail sales volume was 8.86 million tonnes, up by 4.60% from
              8.47 million tonnes in the first half of 2002; the average realized retail price was RMB3,001.36 per tonne, up by 27.93% from RMB2,346.03 per tonne in the first half of 2002.

       o Wholesale volume other than those directly distributed and directly sold to special customers was 7.94 million tonnes, down by 9.67% from 8.79 million tonnes in the first half of 2002; the average realized wholesale price was RMB2,688.50 per tonne, up by 32.24% from RMB2,033.12 per tonne in the first half of 2002.

       o Direct distribution volume was 3.6 million tonnes, up by 53.85% from 2.34 million tonnes in the first half of 2002; the average realized price was RMB2,774.18 per tonne, up by 27.86% from RMB2,169.77 per tonne in the first half of 2002.

       o Direct sales volume to special customers was 1.97 million tonnes, down by 0.51% from 1.98 million tonnes in the first half of 2002; the average realized price was RMB2,581.03 per tonne, up by 27.98% from RMB2,016.73 per tonne in the first half of 2002.

    (b)Operating expenses: in the first half of 2003, this segment's operating expenses were RMB106.6 billion, up by 34.77% over the first half of 2002. This was mainly due to significant increase of purchase cost. Among others, the purchase cost of gasoline and diesel were RMB86.2 billion, accounted for 80.86% of the segment's operating expenses, up by RMB21.8 billion over the first half of 2002, representing an increase of 33.85%. The average purchase prices of gasoline and diesel in the first half of 2003 was up by 31.39% and 26.86% respectively over those in the first half of 2002, reaching RMB2,785 per tonne and RMB2,501 per tonne respectively; the purchase volume of gasoline and diesel was up by 5.64% and 3.66% respectively over those in the first half of 2002, reaching 10.87 million tonnes and 22.37 million tonnes respectively.

       In the first half of 2003, the Marketing and Distribution Segment's unit cash operating, cost (defined as the segment's operating expenses less the cost of purchase, taxes other than income tax, depreciation and amortization, and divided by the sales volume) was RMB163 per tonne, up by 1.24% from RMB161 per tonne in the first half of 2002, principally due to an increase in the proportion of retail sales in the total sales volume and an increment of direct distribution volume, which led to an increase in transportation expenses.

       In the first half of 2003, the Marketing and Distribution Segment's operating profit was RMB5.5 billion, up by 66.67% over the first half of 2002.

(4) Chemicals Segment

    (a)Operating revenues: business activities of the Chemicals Segment include: purchasing petroleum products as raw materials from the Refining Segment and third parities, producing, marketing and distributing petrochemical and inorganic chemical products. In the first half of 2003, operating revenues of the Chemicals Segment was RMB41.1 billion, up by 39.32% over the first half of 2002, mainly because of increased sales volume of key chemical products other than chemical fertilizer and an increase in realized prices.

       In the first half of 2003, the sales revenue from the Company's six major chemical products (i.e. intermediate petrochemicals, synthetic resin, synthetic fiber, monomers and polymers for synthetic fiber, synthetic rubber and chemical fertilizer) totaled RMB36.3 billion, accounted for 88.32% of the operating revenues of this segment, up by 43.48% over the first half of 2002. The following table lists the sales volumes, average realized price and rates of change of each of these categories of chemical products of this segment in the first half of 2002 and in the first half of 2003.

                                          Six-month periods                              Six-month periods
                                            ended 30 June                                  ended 30 June
                                        2003            2002          Change            2003            2002         Change
                                         10 thousand tonnes                %                 RMB/tonne                     %

Intermediate petrochemicals              328             273           20.15        2,912.20        2,248.35           29.53
--------------------------------------------------------------------------------------------------------------------------------
Synthetic resin                          198             146           35.62        5,740.96        5,006.37           14.67
--------------------------------------------------------------------------------------------------------------------------------
Synthetic fiber                           63              57           10.53        9,231.47        8,023.26           15.06
--------------------------------------------------------------------------------------------------------------------------------
Synthetic fiber monomer and polymer      116              81           43.21        5,584.01        5,361.17            4.16
--------------------------------------------------------------------------------------------------------------------------------
Synthetic rubber                          24              21           14.29        8,080.79        5,863.28           37.82
--------------------------------------------------------------------------------------------------------------------------------
Chemical fertilizer                      105             160          (34.38)       1,184.71        1,086.87            9.00
--------------------------------------------------------------------------------------------------------------------------------
Total                                    834             738           13.00        4,361.35        3,433.09           27.04
================================================================================================================================

    (b)Operating expenses: in the first half of 2003, operating expenses of the Chemicals Segment were RMB40.4 billion, up by 34.67% over the first half of 2002. This was primarily because of the drastic increment of the production following the commencement of production of some of the expanded ethylene and downstream facilities, the corresponding increment of consumption of various raw materials, fuel, power, ancillary materials and other expenses and the significant increase of crude oil price in the first half of 2003 compared with that in the first half of 2002 which led to the significant increase in the purchase cost of chemical feedstock.

       In the first half of 2003, operating profit for chemical segment was RMB0.7 billion, up by RMB1.2 billion over the first half of 2002, mainly due to the increase in the sales volume following the expansion of the ethylene facilities via upgrading, and the increased prices of chemical products.

(5) Corporate and Others

    Corporate and others principally includes import and export activities of the Company's subsidiaries and the research and development activities of the Company. In the first half of 2003, the operating revenues from corporate and others were RMB29 billion, up by 156.64% over the first half of 2002. Among others, the consolidated operating revenues of such subsidiaries as Sinopec (HK), Sinopec (Singapore) and Unipec accounted for RMB27.6 billion.

    In the first half of 2003, the operating expenses of subsidiaries were RMB27.2 billion, up by 142.86% over the first half of 2002; the operating profits of subsidiaries were RMB0.4 billion, up by 300% over the first half of 2002. The significant increase of operating profits was largely because of the drastic expansion of the business in the first half of 2003.

    In the first half of 2003, the net expenses of the headquarters were RMB1 billion, up by RMB0.6 billion over the first half of 2002, mainly because the headquarters increased the research and development activities in the first half of 2003.

    After deducting the expenses of the headquarter of the Company from the operating profits of subsidiaries, the operating losses of corporate and others were RMB0.6 billion, up by RMB0.3 billion over the first half of 2002.

3   ASSETS, LIABILITIES, SHAREHOLDERS' FUNDS AND CASH FLOW

    The Company's primary sources of funding have been provided by operating activities, short-and long-term borrowings, and the fundings were primarily used for working capital, capital expenditures and repayment of short-and long-term borrowings.

(1) Assets, liabilities and shareholders' funds               Unit: RMB millions

                                 At 30 June    At 31 December
                                       2003              2002         Changes

 Total assets                       389,211           375,881          13,330
--------------------------------------------------------------------------------
    Current assets                  107,640           101,884           5,756
    ----------------------------------------------------------------------------
    Non-current assets              281,571           273,997           7,574
    ----------------------------------------------------------------------------
Total liabilities                   204,878           197,476           7,402
    ----------------------------------------------------------------------------
    Current liabilities             118,933           117,434           1,499
    ----------------------------------------------------------------------------
    Non-current liabilities          85,945            80,042           5,903
    ----------------------------------------------------------------------------
Minority interests                   24,349            23,920             429
--------------------------------------------------------------------------------
Net assets                          159,984           154,485           5,499
--------------------------------------------------------------------------------
Shareholders' funds                 159,984           154,485           5,499
--------------------------------------------------------------------------------
    Share capital                    86,702            86,702              --
    ----------------------------------------------------------------------------
    Reserves                         73,282            67,783           5,499
--------------------------------------------------------------------------------


    At 30 June 2003, the Company's total assets were RMB389.2 billion, total liabilities totaled RMB204.9 billion, minority interests were RMB24.3 billion, and shareholders' funds amounted to RMB160 billion. Compared to the assets and liabilities as at 31 December 2002 (hereinafter referred to as "compared to the end of last year"), the variations and main causes of such changes are described as follows:

    o Total assets were RMB389.2 billion, up by RMB13.3 billion compared to the end of last year . Among others, current assets were RMB107.6 billion, up by RMB5.7 billion compared to the end of last year, mainly because the Company had a good sales performance in the first half of 2003, which led to an increment of the balance of cash and cash at bank and in hand by RMB3.1 billion. The amount of trade accounts receivable and bills receivable was increased by RMB1.5 billion; prepaid expenses (prepaid taxes and purchase deposits, etc.) and other current assets were increased by RMB1.3 billion.

        Non-current assets were RMB281.6 billion, up by RMB7.6 billion over the end of last year, mainly because of the additions of equipment and construction in progress as the results of capital expenditure and acquisition.

    o Total liabilities were RMB204.9 billion, up by RMB7.4 billion compared to the end of last year. Among others, current liabilities were RMB118.9 billion, up by RMB1.5 billion compared to the end of last year, primarily because of the increment by RMB5.4 billion accrued expenses and other payables and a reduction by RMB4.2 billion of short-term loans by the Company.

        Non-current liabilities were RMB85.9 billion, up by RMB5.9 billion compared to the the end of last year, mainly caused by the arrangement of long-term loans by the Company according to its capital expenditure plan.

    o Shareholders' funds were RMB160 billion, up by RMB5.5 billion compared to the end of last year. Among others, the increase was mainly due to the profit attributable to shareholders of RMB10.7 billion, which was partially offset by the dividend paid for year 2002 of RMB5.2 billion.

(2) Cash flow

    In the first half of 2003, cash and cash equivalents increased by a net amount of RMB1.77 billion (increased from RMB17.699 billion as at 31 December 2002 to RMB19.469 billion as at 30 June 2003). The following table lists major items in the consolidated cash flow statement of the Company for the first half of 2003 and 2002.

                                                            Unit: RMB100 million

                             Six-month     Six-month
                          period ended  period ended
 Major items in                30 June       30 June    Increase/
 cash flow statement              2003          2002   (Decrease)       Change
                                                                           (%)

Net cash from
 operating activities           278.55        184.96        93.59        50.60
--------------------------------------------------------------------------------
Net cash used in
 investing activities          (218.26)      (163.09)      (55.17)      (33.83)
--------------------------------------------------------------------------------
Net cash used in
 financing activities           (42.59)       (40.76)       (1.83)       (4.49)
--------------------------------------------------------------------------------
Net increase/(decrease)in cash
 and cash equivalents            17.70        (18.89)       36.59       193.70
--------------------------------------------------------------------------------
Cash and cash equivalents
 at period end                  194.69        191.38         3.31         1.73
--------------------------------------------------------------------------------

(a) Net cash from operating activities
    In the first half of 2003, the Company's net cash from operating activities was RMB27.855 billion, representing an increase of RMB9.359 billion over the first half of 2002.

    Main incremental factors:

    i) Profit from ordinary operations before taxation was RMB16.734 billion, up by RMB8.256 billion from RMB8.478 billion in the first half of 2002.

    ii) Accrued expenses and other payables increased by RMB4.42 billion; whereas, in the first half of 2002, there was a decrease by RMB2.443 billion in this regard; as a result, the net cash from operating activities increased by RMB6.863 billion.

    iii) Inventory decreased by RMB181 million; whereas, in the first half of 2002 there was an increase by RMB1.497 billion in this regard; the net cash flow from operating activities was increased by RMB1.678 billion compared to that in the first half of 2002, mainly because that the Company reinforced its control of the quantities of gasoline, diesel, kerosene as well as other oil products in the first half of 2003, thus reducing the working capital employed.

    iv) Trade accounts receivable increased by RMB1.058 billion; whereas, in the first half of 2002, there was an increase by RMB2.183 billion in this regard; the net cash flow in the first half of 2003 increased by RMB1.125 billion over the first half of 2002.

    v) Depreciation, depletion and amortization were RMB12.444 billion, leading to an increase by RMB1.098 billion in terms of the net cash flow from operating activities, compared to RMB11.346 billion in the first half of 2002.

    vi) In the first half of 2003, the amount of interest paid was RMB2.433 billion. Whereas in the first half of 2002, the amount of interest paid was RMB3.245 billion. The decrease in interest paid leading to an increase in cash flow by RMB812 million over the first half of 2002, mainly arising from payment in the first half of 2002 for the interest accrued for the year 2001.

    vii) Dry hole cost was RMB1.238 billion, which led to an increment by RMB615 million in terms of the net cash flow from operating activities, compared with RMB623 million in the first half of 2002.

    Main decremental factors:

    (i) Bills payable increased by RMB2.427 billion; whereas in the first half of 2002, there was an increase by RMB6.881 billion in this regard; resulting in a decrease of RMB4.454 billion of net cash flow from operating activities in the first half of 2003 compared with that of the first half of 2002, mainly because the Company effected necessary control of and further standardized the bills settlement operation in the first half of 2003 for the purpose of adjusting the structure and composition of proportions of short-term debts in a rational manner.

    (ii) Income tax paid was RMB5.061 billion, leading to a decrease in cash flow by RMB3.299 billion cash flow, compared to RMB1.762 billion recorded in the first half of 2002.

    (iii) The amount of trade accounts payable was down by RMB2.19 billion; whereas in the first half of 2002, there was an increase by RMB862 million in this regard, leading to a decrease by RMB3.052 billion of cash flow compared to that in the first half of 2002.

    (iv) The amount of prepaid expenses and other current assets was increased by RMB1.054 billion; whereas in the first half of 2002, there was a decrease by RMB114 million; compared to the first half of 2002, the net cash in the first half of 2003 was cut down by RMB1.168 billion in comparative terms, mainly due to the increment by RMB749 million of prepaid taxes of the Company and the increment by RMB419 million of the advance payments made for the purchase materials in the first half of 2003.

(b) Net cash used in investing activities

    In the first half of 2003, the net cash used in investment activities was RMB21.826 billion, leading to an increase in cash outflow by RMB5.517 billion compared to that in the first half of 2002. This was mainly because the cash outflow used for capital expenditure in the first half of 2003 was RMB18.835 billion, which led to an increment by RMB3.403 billion of cash outflow over the RMB15.432 billion recorded in the first half of 2002. In addition, the jointly controlled entity (Shanghai SECCO) increased cash outflow of an extra of RMB1.942 billion due to capital expenditure.

(c) Net cash used in financing activities

    In the first half of 2003, the net cash outflow from financing activities was RMB4.259 billion, representing an increase of RMB183 million in terms of cash outflow compared to the first half of 2002. This was mainly due to the following reasons:

    (i) In the first half of 2003, the amount of proceeds from bank loans exceeded that of repayments, leading to an increase by RMB1.08 billion in terms of cash inflow; whereas in the first half of 2002, the amount of repayments exceeded that of proceeds from bank loans, while the financing cash outflow was RMB4.174 billion, leading to an increment by RMB5.254 billion in terms of cash inflow in comparative terms, which mainly arose from the long-term loans arranged as per project progress for year 2003.

    (ii) In the first half of 2003, the Company distributed dividend amounted to RMB5.202 billion for year 2002; whereas in the first half of 2002, no dividend was distributed, leading to an increment by RMB5.202 billion in terms of cash outflow compared to the first half of 2002.

    (iii) In the first half of 2003, the amount of cash invested by minority shareholders was RMB12 million, leading to a decrease by RMB170 million in terms of financing cash inflow compared to the RMB182 million in the first half of 2002.

(3) Contingent liabilities

    At 30 June 2003, the amount of guarantees rendered by the Company with regard to the loans offered by banks to associates and third parties amounted to approximately RMB5.2 billion. The principal guarantee items are described as follows:

                                                                                                                         Whether or
                                                                                                                     not to related
Name of guarantee            Date                 Amount                Type     Guarantee period     Expire or not         parties
                             of execution   RMB millions

BASF-YPC Company Limited     2003.03.07            4,680    Several liability          2003.03.07         Not yet              Yes
                                                            guarantee               - 2008. 12.31
-----------------------------------------------------------------------------------------------------------------------------------
Others                                               476    Several liability                             Not yet
                                                            guarantee
-----------------------------------------------------------------------------------------------------------------------------------
Total amount of guarantee
 incurred for the period                           4,713
-----------------------------------------------------------------------------------------------------------------------------------
Total amount of guarantee                          5,156
-----------------------------------------------------------------------------------------------------------------------------------
Of which: total balance of guarantees
     to related parties                            5,115
-----------------------------------------------------------------------------------------------------------------------------------

    At 30 June 2003, pursuant to the relevant agreements with China Petrochemical Corporation ("Sinopec Group Company"), the Company leased land, buildings and petrol stations as well as other equipments from Sinopec Group Company. The longest term under these leases lasts for 50 years. The total lease rentals after 2003 were approximately RMB95.2 billion.

    At 30 June 2003, the Company's capital commitments amounted to RMB54.1 billion. In addition, the Company's capital commitments in jointly controlled entities amounted to RMB9.4 billion. These capital commitments were related to the exploration and development of crude oil and natural gas, construction and expansion of oil refining and chemical facilities as well as construction of oil depots and petrol stations, and capital contributions to the Group's investments and interests in associates.

4   CAPITAL EXPENDITURE
    Please refer to details in the section "Capital Expenditure" of "Business Reviews and Prospects" under this report.

5 ANALYSIS OF FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

    (1) The major differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS are set out in the section C of the financial statements of the Company on Page 98 to Page 99 of this interim report.

    (2) The following table sets forth the income from principal operations, costs of sales, sales taxes and surcharges and profit from principal operations by segment prepared in accordance with the PRC Accounting Rules and Regulations:

                                                                           Six-month          Six-month
                                                                        period ended        period ended
                                                                             30 June             30 June
                                                                                2003                2002
                                                                        RMB millions        RMB millions
Income from principal operations
-------------------------------------------------------------------------------------------------------------------
    Exploration and Production segment                                        32,063              22,437
    ---------------------------------------------------------------------------------------------------------------
    Refining segment                                                         127,599              91,491
    ---------------------------------------------------------------------------------------------------------------
    Marketing and Distribution segment                                       111,861              82,362
    ---------------------------------------------------------------------------------------------------------------
    Chemicals segment                                                         39,144              27,560
    ---------------------------------------------------------------------------------------------------------------
    Corporate and Others                                                      28,465              11,089
    ---------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                      (144,290)            (94,311)
    ---------------------------------------------------------------------------------------------------------------
Consolidated income from principal operations                                194,842             140,628
-------------------------------------------------------------------------------------------------------------------
Cost of sales, sales taxes and surcharges
-------------------------------------------------------------------------------------------------------------------
    Exploration and Production segment                                        16,345              13,570
    ---------------------------------------------------------------------------------------------------------------
    Refining segment                                                         123,141              87,522
    ---------------------------------------------------------------------------------------------------------------
    Marketing and Distribution segment                                        98,271              72,349
    ---------------------------------------------------------------------------------------------------------------
    Chemical segment                                                          35,713              25,283
    ---------------------------------------------------------------------------------------------------------------
    Corporate and Others                                                      28,249              11,004
    ---------------------------------------------------------------------------------------------------------------
    Elimination of the cost of inter-segment sales                          (143,275)            (94,580)
    ---------------------------------------------------------------------------------------------------------------
Consolidated cost of sales, sales taxes and surcharges                       158,444             115,148
-------------------------------------------------------------------------------------------------------------------
Profit from principal operations
-------------------------------------------------------------------------------------------------------------------
    Exploration and Production segment                                        14,784               9,216
    ---------------------------------------------------------------------------------------------------------------
    Refining segment                                                           4,377               3,889
    ---------------------------------------------------------------------------------------------------------------
    Marketing and Distribution segment                                        13,590              10,013
    ---------------------------------------------------------------------------------------------------------------
    Chemicals segment                                                          3,431               2,277
    ---------------------------------------------------------------------------------------------------------------
    Corporate and Others                                                         216                  85
    ---------------------------------------------------------------------------------------------------------------
Consolidated profit from principal operations                                 36,398              25,480
-------------------------------------------------------------------------------------------------------------------
Consolidated net profit                                                        9,765               4,504
-------------------------------------------------------------------------------------------------------------------

       Profit from principal operations: In the first half of 2003, the profit from principal operations realized by the Company was RMB36.4 billion, up by 42.85% over the first half of 2002. This was mainly due to the dramatic upsurge of the prices of crude oil, refined oil products and chemical products and the sharp increase in the sales volumes of major products such as refined oil product and chemicals, etc.

       Net profit: In the first half of 2003, the Company's realized net profit was RMB9.8 billion, up by 116.81% over the first half of 2002. This was mainly because of the increment in terms of profit from principal operations.

   (3) Financial data prepared in accordance with the PRC Accounting Rules and Regulations


                                                                                At                   At
                                                                            30 June         31 December
                                                                               2003                2002
                                                                       RMB millions        RMB millions

Total assets                                                                380,114             368,375
-------------------------------------------------------------------------------------------------------------------
Long-term liabilities                                                        81,639              76,152
-------------------------------------------------------------------------------------------------------------------
Shareholders' funds                                                         156,280             151,717
-------------------------------------------------------------------------------------------------------------------

       Analysis of changes

       Total assets: At 30 June 2003, the Company's total assets were RMB380.1 billion, of which current assets were RMB104.7 billion, long-term equity investments were RMB10.8 billion, fixed assets were RMB259.9 billion, intangible assets and other assets were RMB4.0 billion and deferred tax assets were RMB0.7 billion.

       Long-term liabilities: At 30 June 2003, the Company's long-term liabilities were RMB81.6 billion, up by RMB5.5 billion over the end of last year, representing an increase by 7.21%. This was because of the Company's arrangement of long-term loans pursuant to the capital expenditure plan.

       Shareholders' funds: At 30 June 2003, the shareholders' funds of the Company were RMB156.3 billion, up by RMB4.6 billion over the end of last year, representing an increase by 3.03%. Such change reflected the realized net profit of RMB9.8 billion in the first half of 2003 and the payment of final dividend of RMB5.2 billion for the year 2002.

   (4) Various provisions under the PRC Accounting Rules and Regulations

       At 30 June 2003, the Company made eight provisions for impairment losses of assets amounting to RMB6.417 billion, up by RMB818 million over the end of last year.

                                                                                                                Unit: RMB millions

                                                         Beginning of  Provision for     Written back    Written off        End of
    Item                                                   the period     the period   for the period  for the period   the period

1.  Allowance for doubtful accounts                             4,538           732            (55)         (197)         5,018
----------------------------------------------------------------------------------------------------------------------------------
    Of which: Allowance for doubtful accounts
       for accounts receivable                                  2,666           224            (40)          (54)         2,796
----------------------------------------------------------------------------------------------------------------------------------
         Allowance for doubtful accounts for other receivables  1,872           508            (15)          (143         2,222
----------------------------------------------------------------------------------------------------------------------------------
2.  Provision for impairment losses on short term investment       --            --             --            --             --
----------------------------------------------------------------------------------------------------------------------------------
3.  Provision for diminution in value of inventories              486            91            (29)           (3)           545
----------------------------------------------------------------------------------------------------------------------------------
4.  Provision for impairment losses on long-term
    equity investments                                            184            54            (14)           (25)          199
----------------------------------------------------------------------------------------------------------------------------------
5.  Provision for impairment losses on fixed assets               391           264             --            --            655
----------------------------------------------------------------------------------------------------------------------------------
6.  Provision for impairment losses in intangible assets           --            --             --            --             --
----------------------------------------------------------------------------------------------------------------------------------
7.  Provision for impairment losses on construction in progress    --            --             --            --             --
----------------------------------------------------------------------------------------------------------------------------------
8.  Provision for entrusted loans                                  --            --             --            --             --
----------------------------------------------------------------------------------------------------------------------------------


6   DIFFERENCES BETWEEN IFRS AND US GAAP
    The major differences between the Company's financial statements prepared under the IFRS and US GAAP are set out in the section D of the financial statements of the Company on Page 100 to Page 101 of this Interim Report.

SIGNIFICANT EVENTS

1   CORPORATE GOVERNANCE
    In strict compliance with the requirements of the domestic and foreign regulatory authorities, the Company has further amended its Articles of Association and corporate governance documents in its attachments including the "Rules of Procedure of the General Meeting of Shareholders", "Rules of Procedure of the Board of Directors", "Rules of Procedure of the Supervisory Committee", etc. The Company has actively ushered in an accumulative voting system in the election of directors, thus fully manifesting the opinions of small and medium shareholders; optimized and improved the composition of the newly elected Board of Directors and Supervisory Committee; further clarified the principles and contents of authorization at the general meetings, meetings of the Board of Directors and the management. This ensures the standardized operations of the Company's institutional system, so as to constantly enhance the corporate governance level of the Company.

2 ELECTION OF THE SECOND SESSION OF THE BOARD OF DIRECTORS AND THE SECOND SESSION OF THE BOARD OF SUPERVISORS
    In the first half of 2003, the terms of office for the First Session of the Board of Directors and the First Session of the Supervisory Committee of Sinopec Corp. have expired. On 22 April 2003, Sinopec Corp. held its first extraordinary general meeting for the year 2003, and elected members of the Second Session of the Board of Directors and supervisors on behalf of shareholders for the Second Session of the Supervisory Committee of Sinopec Corp. The Board of Directors consists of Mr. Chen Tonghai, Mr.
    Wang Jiming, Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong, Mr. Fan Yifei, Mr. Chen Qingtai, Mr. Ho Tsu Kwok Charles, Mr. Shi Wanpeng, Mr. Zhang Youcai, and Mr. Cao Yaofeng. Supervisors on behalf of shareholders include: Mr. Wang Zuoran, Mr. Zhang Chongqing, Mr. Wang Peijun, Mr. Wang Xianwen, Mr. Zhang Baojian, Mr. Kang Xianzhang, Mr. Cui Jianmin, and Mr.
    Li Yonggui. Supervisors on behalf of employees include: Mr. Su Wensheng, Mr. Cui Guoqi, Mr. Zhang Xianglin and Mr. Zhang Haichao. At the Annual General Meeting for the year 2002 held on 10 June 2003, Mr. Liu Genyuan and Mr. Liu Kegu were elected as directors for the Second Session of the Board of Directors of Sinopec Corp.

    On 22 April 2003, the first meeting of the Second Session of the Board of Directors of Sinopec Corp. was held, in which Mr. Chen Tonghai was elected Chairman of the Board, Mr. Wang Jiming was elected Vice Chairman of the Board; Mr. Wang Jiming was appointed as President; Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong, and Mr. Wang Tianpu were appointed as Senior Vice Presidents; Mr. Wang Zhigang, Mr. Zhang Jianhua, Mr. Cai Xiyou, and Mr. Li Chunguang were appointed as Vice Presidents; Mr. Zhang Jiaren (who holds a concurrent post as Senior Vice President) was appointed as Chief Financial Officer; Mr. Chen Ge was appointed as Secretary to the Board of Directors. At the first meeting of the Second Session of the Supervisory Committee of Sinopec Corp. held on the same date, Mr. Wang Zuoran was elected as Chairman of the Second Session of the Supervisory Committee of Sinopec Corp.

    3 DIVIDEND DISTRIBUTION POLICY FOR THE YEAR ENDED 31 DECEMBER 2002 AND INTERIM DIVIDEND DISTRIBUTION POLICY FOR THE PERIOD ENDED 30 JUNE 2003

    (1) Dividend Distribution Policy for the year ended 31 December 2002

        As approved at the 2002 Annual General Meeting of Sinopec Corp., according to the final Dividend Distribution Policy for the year ended 31 December 2002, a final cash dividend of RMB0.06 (inclusive of tax) per share was distributed, which amounted to a total cash dividend of RMB5.202 billion. Shareholders whose names appeared on the register of members of Sinopec Corp. on 20 June 2003 had already received the final dividend. For further details, please refer to the relevant announcements of Sinopec Corp. published in the domestic newspapers including "China Securities News", "Shanghai Securities News", and "Securities Times", and the newspapers in Hong Kong including "South China Morning Post" and "Hong Kong Economic Times" on 17 June 2003.

    (2) Interim Dividend Distribution Policy for the six-month period ended 30 June 2003

        At the 2002 Annual General Meeting of Sinopec Corp., it was approved that the Board of Directors was authorized to distribute an interim dividend for the financial year of 2003. As approved at the third meeting of the Second Session of the Board of Directors, according to the Interim Dividend Distribution Policy for the period ended 30 June 2003, an interim cash dividend of RMB0.03 (inclusive of tax) per share is to be distributed, based on the total number of shares (86,702.439 million shares) as at 30 June 2003, which amounted to a total cash dividend of approximately RMB2.601 billion.

        The interim dividend will be distributed on or before Tuesday, 30 September 2003 to the shareholders whose names appear on the register of members of Sinopec Corp. on Friday, 19 September 2003.

        Holders of H shares who wish to receive the interim dividends shall lodge their share certificate(s) and transfer forms with Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17/F., Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong for registration of transfer, no later than 4:00pm on Thursday, 11 September 2003. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 15 September 2003 to Friday, 19 September 2003, both dates inclusive.

        Dividends will be denominated and declared in Renminbi. Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollar. The exchange rate for dividends to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollar to Renminbi published by Bank of China during the calendar week (from 11 August 2003 to 15 August 2003) prior to the date of declaration of dividends, being Friday, 22 August 2003.

4 SIGNIFICANT LITIGATIONS AND ARBITRATIONS IN THE REPORTING PERIOD The Company has not been involved in any significant litigation or arbitration in the reporting period.

5   CONNECTED TRANSACTIONS

   (1) Connected transactions entered into during the reporting period

       During the reporting period, the amount of connected transactions entered into between the Company and Sinopec Group Company and its subsidiaries amounted to an aggregate amount of RMB49.633 billion, of which incoming trade amounted to RMB29.716 billion, and outgoing trade amounted to RMB19.917 billion (inclusive of outgoing products and services amounted to RMB19.861 billion). Details of the connected transactions entered into during the reporting period are set out in the notes to the financial statements contained in this report.

       All connected transactions incurred during the reporting period have been performed in compliance with its respective agreements as published in the relevant announcements.

The following table shows the principal operations categorized by business segments and the status of the connected transactions, the data of income from principal operations, and cost of principal sales taxes and surcharges for each business segment are extracted from the Company's financial statements prepared under the PRC Accounting Rules and Regulations:

                                                                                              Increase/decrease
                                                                                                        of cost
                                                                             Increase/decrease     of principal
                                                                                     of income       operations,   Increase/decrease
                                                                                from principal       sales taxes     of gross profit
                                                                                    operations    and surcharges        margin ratio
                                             Cost of principal                     compared to       compared to         compared to
                                 Income from       operations,                        the same          the same            the same
 Categorised by                   principal       sales taxes    Gross profit        period of         period of           period of
 business segments                operations   and surcharges    margin ratio   preceding year    preceding year      preceding year
                                RMB millions     RMB millions               %               %               %     (percentage point)

Exploration and production            32,063          16,345           46.11           42.90           20.45            5.03
------------------------------------------------------------------------------------------------------------------------------------
Refining                             127,599         123,141            3.43           39.47           40.69           (0.82)
------------------------------------------------------------------------------------------------------------------------------------
Chemicals                             39,144          35,713            8.77           42.03           41.25            0.51
------------------------------------------------------------------------------------------------------------------------------------
Marketing and distribution           111,861          98,271           12.15           35.82           35.83           (0.01)
------------------------------------------------------------------------------------------------------------------------------------
Others                                28,465          28,249            0.76          156.70          156.72           (0.01)
------------------------------------------------------------------------------------------------------------------------------------
Elimination of inter-segment sales  (144,290)       (143,275)             --              --              --              --
------------------------------------------------------------------------------------------------------------------------------------
Total                                194,842         158,444           18.68           38.55           37.60            0.56
------------------------------------------------------------------------------------------------------------------------------------
Of which: connected transactions      15,667          13,814           11.83           41.12           34.40            4.42
------------------------------------------------------------------------------------------------------------------------------------

Principle of pricing for      (1) Government-prescribed prices and government-guidance prices are adopted for products or
connected transactions        projects if such prices are available; (2) where there is neither a government-prescribed price nor a government-guidance price, the market price (inclusive of auction price) will apply; (3)
                              where none of the above is applicable, the agreed price will be based on the reasonable cost incurred plus sales tax and reasonable profit. Reasonable cost means the average production cost of products of the same type of enterprises within regions with proximity using the same kind of raw materials. Reasonable profit means profit margin of not more than 6% of the cost incurred based on the current interest rate level set by the government.
------------------------------------------------------------------------------------------------------------------------------------


Provision of fund to and fund provided by connected party                                                     Unit: RMB millions

                                                                                                    Fund provided by
                                                               Provision of fund to                connected party to
Connected party                                                  connected party                      the Company
                                                            occurrence           balance        occurrence           balance

Sinopec Group Company and its subsidiaries                       1,685            21,729             3,859            57,906
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                            1,685            21,729             3,859            57,906
-----------------------------------------------------------------------------------------------------------------------------------

   (2) Leasing of Petrol Stations from Sinopec Group Company

       On 20 January 2003, Sinopec Corp. issued an announcement with regard to the leasing of petrol stations by a number of branches of Sinopec Corp. from a number of branches of Sinopec Group Company. In the year of 2003, Sinopec Corp. has leased approximately 983 petrol stations from, and has entered into approximately 983 new lease agreements with, subsidiaries of Sinopec Group Company. Each of these lease agreements is effective for one year, and expires on 31 December 2003. The amount of annual rental under these new lease agreements in the year 2003 is estimated to amount to about RMB120 million. The Board of Directors of Sinopec Corp. (inclusive of independent directors) believes that with the implementation of those new lease agreements, the Company will minimize its competition against the subsidiaries of Sinopec Group Company, expand and give prominence to the retail operations of refined oil products of the Company, and reinforce its manoeuverability in the market. For further details, please refer to the relevant announcements of Sinopec Corp. published in the domestic newspapers including China Securities News, Shanghai Securities News, and Securities Times, and the newspapers in Hong Kong including South China Morning Post and Hong Kong Economic Times on 20 January 2003.

   (3) New Lease of Land Use Rights from Sinopec Group Company

       At the third meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board of Directors has examined and approved the "Proposal on Lease of Additional Land Use Rights from Sinopec Group Company", and approved Sinopec Corp. to lease in the land use rights of an area of 51.71 million square meters from Sinopec Group Company at an annual rental of RMB273.4717 million; at the meeting, Mr. Wang Jiming was authorized to sign the Agreement on Lease of Land Use Rights. For further details, please refer to the announcements of Sinopec Corp. published in the domestic newspapers including China Securities News, Shanghai Securities News, and Securities Times, and the newspapers in Hong Kong including South China Morning Post and Hong Kong Economic Times on 25 August 2003.

6   SIGNIFICANT TRUSTEESHIP AND CONTRACTS
    The Company has not been involved in any significant trusteeship or contract which either occurred within the reporting period, or occurred prior to the reporting period and has remained in existence during the reporting period.

7 WITHIN THE REPORTING PERIOD, THE COMPANY HAS NOT ENTRUSTED ANY OTHER PERSON OR PARTY TO CONDUCT CASH ASSET MANAGEMENT FOR ITSELF

8   SIGNIFICANT GUARANTEE

    At the 14th meeting of the First Session of the Board of Directors of Sinopec Corp., the Board of Directors approved Sinopec Corp. to conditionally provide a guarantee for loans in domestic and foreign currencies for the Shanghai SECCO Project; the amount of guarantee was RMB6.999 billion, and the guarantee was signed on 9 February 2002. For further details, please refer to the 2001 result announcements of Sinopec Corp. published in the domestic newspapers including China Securities News, Shanghai Securities News, and Securities Times, and the newspapers in Hong Kong including South China Morning Post and Hong Kong Economic Times on 2 April 2002.

    At the 22nd meeting of the First Session of the Board of Directors of Sinopec Corp., the Board of Directors approved the proposal on the provision of equity mortgage by Sinopec Corp. for the Yangzi BASF project. The guarantee agreement was signed on 4 April 2003 and the amount of guarantee was RMB4.68 billion.

9 IMPLEMENTATION OF THE UNDERTAKINGS GIVEN BY SINOPEC CORP. AND ITS SHAREHOLDERS HOLDING 5% OR MORE OF ITS TOTAL SHARES, NAMELY, SINOPEC GROUP COMPANY, CHINA DEVELOPMENT BANK, AND CHINA CINDA ASSET MANAGEMENT CORPORATION

    (1) As at the end of the reporting period, the undertakings given by Sinopec Corp. include:

      (a) Effecting the reorganization of its three wholly-owned subsidiaries, namely, Sinopec Shengli Oilfield Co., Ltd., Sinopec Sales Co., Ltd. and Sinopec International Co., Ltd. within a specified period of time in accordance with the Company Law;

      (b) Changing the logo currently used at the petrol stations within the specified period of time;

      (c) Setting up separate offices between Sinopec Group Company and Sinopec Corp. within a specified period of time;

      (d) Complying with the relevant applicable provisions set forth by the Stock Exchange of Hong Kong regarding waiver from the strict compliance with certain rules governing connected transactions.

    (2) As at the end of the reporting period, major undertakings given by Sinopec Group Company include:

      (a) Complying with the agreements concerning connected transactions;

      (b) Resolving the issues arising from the land use right certificates and building ownership certificates within a specified period of time;

      (c) Implementing the "Reorganization Agreement" (as referred to in the prospectus for the issue of H shares);

      (d) Granting licenses for intellectual properties;

      (e) Avoiding competition within the industry;

      (f) Resolving the business competition against and conflict of interests with Sinopec Corp.

   (3) As at the end of the reporting period, China Development Bank and China Cinda Asset Management Corporation had given major undertakings that they would not dispose or transfer the shares in Sinopec Corp. held by them within a specified period of time.

       Details of the above undertakings were included in the preliminary prospectus published by Sinopec Corp. in the China Securities News, Shanghai Securities News and Securities Times on 22 June 2001.

       During the reporting period, Sinopec Corp. has not breached and is not aware of any of the aforesaid principal shareholders having breached the above major undertakings.

10  USE OF PROCEEDS FROM THE ISSUE OF H AND A SHARES
    The proceeds from the issue of H shares of Sinopec Corp. in 2000 amounted to RMB25.802 billion. After deducting the issuance expenses, the net proceeds from the issue of H shares amounted to RMB24.326 billion. In the year of 2000, RMB4.5 billion was used to repay loans. In the year of 2001, RMB13.735 billion was used in full for capital expenditure purpose, principally for exploration of crude oil and natural gas, construction of production capacities, oil refining and acquisition of petrol stations and oil depots. In the year of 2002, RMB2.818 billion was used, among which:
    RMB1.926 billion was spent in exploration and development; RMB792 million was invested in the Shanghai SECCO Project, Yangzi BASF Integration Project and Yueyang Dongting Coal-Gasification Project. The expenditure of headquarters and subsidiaries of Sinopec Corp. in ERP construction amounted to approximately RMB100 million. RMB1.659 billion was used in this reporting period, among which: RMB1.2 billion in exploration and development, RMB260 million in Yangzi BASF Integration Project, RMB199 million in Shanghai SECCO Project. As at 30 June 2003, the balance of the proceeds from the issue of H shares was RMB1.614 billion.

    The proceeds from the issue of A shares of Sinopec Corp. were RMB11.816 billion. After deducting the issuance expenses, the net proceeds from the issue of A shares amounted to RMB11.648 billion. In the year of 2001, RMB7.766 billion was used, among which: RMB6.446 billion was used to acquire Sinopec National Star, RMB50 million was used in the Southwest Refined Oil Products Pipeline Project; and RMB1.27 billion was used to replenish the working capital of the Company. In the year of 2002, RMB696 million was used, among which: RMB650 million was used in Ningbo-Shanghai-Nanjing Pipeline Project, and RMB46 million was used in the initial expenses of the Southwest Refined Oil Products Pipeline Project. In this reporting period, RMB1.014 billion was used, among which:
    RMB200 million was used in the Southwest Refined Oil Products Pipeline Project, and RMB814 million was used in Ningbo-Shanghai-Nanjing Pipeline Project. As at 30 June 2003, the balance of the proceeds from the issue of A shares amounted to RMB2.172 billion.

11  AUDITORS
    At the 2002 Annual General Meeting held on 10 June 2003, Sinopec Corp. reappointed KPMG Huazhen and KPMG as its domestic and international auditors respectively for the year of 2003 and authorized the Board of Directors to determine the remuneration for the two auditors. The audit fee for this year has not been determined yet. By the approval of the third meeting of the Second Session of the Board of Directors of Sinopec Corp., the audit fee for the first half of 2003 is estimated to amount to RMB29 million. The financial statements for the first half of 2003 have been audited by KPMG Huazhen and KPMG; the certified public accountants of KPMG Huazhen are Luo Zheng and Jin Naiwen.

12  AMENDMENTS TO THE ARTICLES OF ASSOCIATION
    At the first extraordinary general meeting for the year of 2003 held on 22 April 2003, Sinopec Corp. approved the newly amended Articles of Association and its attachments, namely, Rules of Procedure of the General Meeting of Shareholders, Rules of Procedure of the Board of Directors, and Rules of Procedure of the Supervisory Committee. These corporate governance documents have been approved by the State-owned Assets Supervision and Administration Commission of the State Council and the State Administration of Industry and Commerce of the People's Republic of China.

13  ISSUANCE OF CORPORATE BONDS
    At the third meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board of Directors examined and approved the Proposal on Issuance of Corporate Bonds of RMB3.5 billion in China. For further details, please refer to the announcements of Sinopec Corp. published in the domestic newspapers including China Securities News, Shanghai Securities News, and Securities Times, and in the newspapers in Hong Kong including South China Morning Post and Hong Kong Economic Times on 25 August 2003.

14  COOPERATION OF NATURAL GAS Development IN EAST CHINA SEA
    On 19 August 2003, Sinopec Group Company, on behalf of Sinopec Corp., reached an agreement with China National Offshore Oil Corporation, Shell and Unocal to explore, develop and market oil and natural gas resources in the East China Sea.

    The agreement comprises five contracts, the subject areas of which are all located in the Xihu Trough, including three exploration contract areas and two development contract areas, covering a total area of approximately 22,000 square kilometres.

    Sinopec Corp. and CNOOC Limited have a 30 per cent interest each with Shell and Unocal each holding 20 per cent interest in this project. According to international practice, Sinopec Corp. and CNOOC Limited will be compensated appropriately for the proved reserves discovered by each of them.

    The five contract areas represent a large acreage that has hitherto encountered multiple discoveries and yet is relatively under-explored with considerable potential. The proximity of the Xihu Trough to the growing energy market in East China makes it an attractive investment opportunity for the project participants.

    The first project under the five contracts will be in the Chunxiao development area, which is expected to supply gas in mid 2005.

15  COMPLIANCE WITH THE CODE OF BEST PRACTICE
    The directors of Sinopec Corp. are not aware of any information which reasonably indicates that Sinopec Corp. fails/has failed to, currently or at any time within the six-month period ended 30 June 2003, comply with those requirements as set out under the Code of Best Practice in Appendix 14 to the Listing Rules stipulated by the Stock Exchange of Hong Kong.

16  REPURCHASE, SALE AND REDEMPTION OF SHARES
    In the first half of 2003, Sinopec Corp. or any of its subsidiaries, has not repurchased, sold or redeemed any securities of Sinopec Corp.

17 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL
    During the period between 1 January 2003 and 31 March 2003, none of the directors, supervisors or other members of the senior management or any of their spouses or children under age of 18 had any interests in any shares or debentures of Sinopec Corp. (within the meaning of the Securities (Disclosure of Interests) Ordinance of Hong Kong (the "SDI Ordinance")) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which are required pursuant to
    Section 29 of the SDI Ordinance to be entered in the register referred to therein, or any interests in warrants to subscribe for shares in Sinopec Corp. which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (supervisors have made similar disclosure, if any, as if they were directors).

    During the period between 1 April 2003 and 30 June 2003, none of the directors, supervisors, chief executives, other members of the senior management and their respective associates had any interests and short positions in the shares, debentures or underlying shares of Sinopec Corp. (within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong (the "SFO")) which will have to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO) or which will be required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which will be required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to Sinopec Corp. and the Hong Kong Stock Exchange.

DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

1   Directors, Supervisors and Senior Management

General Information on Directors and Supervisors of the Second Session of the Board of Directors and Senior Management of Sinopec Corp.


DIRECTORS

 NAME                                 GENDER             AGE                                                            TITLE

Chen Tonghai                               M              54                                                         Chairman
----------------------------------------------------------------------------------------------------------------------------------
Wang Jiming                                M              60                                       Vice Chairman and President
----------------------------------------------------------------------------------------------------------------------------------
Mou Shuling                                M              58                                Director and Senior Vice President
----------------------------------------------------------------------------------------------------------------------------------
Zhang Jiaren                               M              58       Director, Senior Vice President and Chief Financial Officer
----------------------------------------------------------------------------------------------------------------------------------
Cao Xianghong                              M              57                                Director and Senior Vice President
----------------------------------------------------------------------------------------------------------------------------------
Liu Genyuan                                M              57                                                          Director
----------------------------------------------------------------------------------------------------------------------------------
Liu Kegu                                   M              55                                                          Director
----------------------------------------------------------------------------------------------------------------------------------
Fan Yifei                                  M              39                                                          Director
----------------------------------------------------------------------------------------------------------------------------------
Chen Qingtai                               M              65                                Independent Non-executive Director
----------------------------------------------------------------------------------------------------------------------------------
Ho Tsu Kwok Charles                        M              53                                Independent Non-executive Director
----------------------------------------------------------------------------------------------------------------------------------
Shi Wanpeng                                M              65                                Independent Non-executive Director
----------------------------------------------------------------------------------------------------------------------------------
Zhang Youcai                               M              61                                Independent Non-executive Director
----------------------------------------------------------------------------------------------------------------------------------
Cao Yaofeng                                M              49                                  Employee Representative Director
----------------------------------------------------------------------------------------------------------------------------------

 SUPERVISORS

 NAME                                 GENDER             AGE                                                             TITLE

Wang Zuoran                                M              52                             Chairman of the Supervisory Committee
----------------------------------------------------------------------------------------------------------------------------------
Zhang Chongqing                            M              58                                                        Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Wang Peijun                                M              57                                                        Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Wang Xianwen                               M              58                                                        Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Zhang Baojian                              M              58                                                        Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Kang Xianzhang                             M              54                                                        Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Cui Jianmin                                M              70                                            Independent Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Li Yonggui                                 M              62                                            Independent Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Su Wensheng                                M              46                                Employee Representative Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Cui Guoqi                                  M              49                                Employee Representative Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Zhang Xianglin                             M              56                                Employee Representative Supervisor
----------------------------------------------------------------------------------------------------------------------------------
Zhang Haichao                              M              45                                Employee Representative Supervisor
----------------------------------------------------------------------------------------------------------------------------------



2   OTHER SENIOR MANAGEMENT

 NAME                                 GENDER             AGE                                                              TITLE

Wang Tianpu                                M              40                                              Senior Vice President
----------------------------------------------------------------------------------------------------------------------------------
Wang Zhigang                               M              46                                                    Vice President
----------------------------------------------------------------------------------------------------------------------------------
Zhang Jianhua                              M              39                                                    Vice President
----------------------------------------------------------------------------------------------------------------------------------
Cai Xiyou                                  M              41                                                    Vice President
----------------------------------------------------------------------------------------------------------------------------------
Li Chunguang                               M              47                                                    Vice President
----------------------------------------------------------------------------------------------------------------------------------
Chen Ge                                    M              41                               Secretary to the Board of Directors
----------------------------------------------------------------------------------------------------------------------------------


REPORT OF THE PRC AUDITORS

[KPMG Huazhen logo GRAPHIC OMITTED]


To the shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 30 June 2003, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the period then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We have conducted our audit in accordance with the "China's Independent Auditing Standards of the Certified Public Accountants" to give reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, an assessment of the accounting policies adopted by and the significant estimates made by the Company in the preparation of the financial statements, and an assessment of the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion set out below.

In our opinion, the above-mentioned financial statements comply with the relevant requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises and present fairly, in all material respects, the Company's consolidated financial position and financial position at 30 June 2003, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the period then ended.





KPMG Huazhen                                        Certified Public Accountants
                                                    Registered in the People's
                                                      Republic of China

Level 16                                            Luo Zheng
China World Tower 2                                 Jin Naiwen
China World Trade Centre
No. 1, Jian Guo Men Wai Avenue                      22 August 2003
Beijing, The People's
  Republic of China
Post Code: 100004

(A)  FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING
     RULES AND REGULATIONS
     CONSOLIDATED BALANCE SHEET
     at 30 June 2003

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2003              2002
                                                                                              RMB millions      RMB millions
Assets
--------------------------------------------------------------------------------------------------------------------------------
Current assets
    Cash at bank and in hand                                                       5                21,844            18,712
    ----------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                               6                 5,159             4,684
    ----------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                      7                11,728            10,670
    ----------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                              8                15,254            16,817
    ----------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                               9                 5,897             3,193
    ----------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                   10                44,803            44,932
--------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               104,685            99,008
--------------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment
  differences of RMB 470 million (2002: RMB 532 million))                         11                10,836            11,025
--------------------------------------------------------------------------------------------------------------------------------
Fixed assets
--------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                          441,483           431,391
    ----------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                 212,178           199,602
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                  12               229,305           231,789
    ----------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment loss on fixed assets                           12                   655               391
    ----------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                 228,650           231,398
    ----------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                        13                 1,360             1,403
    ----------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                      14                29,891            21,122
    ----------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                 259,901           253,923
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets and other assets
--------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                             15                 3,945             4,062
    ----------------------------------------------------------------------------------------------------------------------------
    Long term deferred expenses                                                                         58                --
    ----------------------------------------------------------------------------------------------------------------------------
Total intangible assets and other assets                                                             4,003             4,062
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                               16                   689               357
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       380,114           368,375
--------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
--------------------------------------------------------------------------------------------------------------------------------
Current liabilities
    Short-term loans                                                              17                22,532            26,979
--------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                 18                32,566            30,139
    ----------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                        19                17,022            19,212
    ----------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                           20                 3,839             3,767
    ----------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                    2,778             1,447
    ----------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                            1,233             1,024
    ----------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                 21                 3,937             3,380
    ----------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                22                 1,239             1,054
    ----------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                               23                21,717            19,787
    ----------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                              24                 1,633               561
    ----------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                      25                 8,795             8,573
    ----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          117,291           115,923
---------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
---------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                               26                79,019            73,708
    ----------------------------------------------------------------------------------------------------------------------------
    Debentures payable                                                            27                 1,500             1,500
    ----------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                      28                 1,120               944
    ----------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                                         81,639            76,152
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                          16                   379               474
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                  199,309           192,549
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                  24,525            24,109
Shareholders' funds
---------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                 29                86,702            86,702
    ----------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                               30                36,588            36,588
    ----------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of
       RMB 5,406 million (2002: RMB 4,429 million))                               31                17,812            15,858
    ----------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including dividend declared after the balance sheet date of RMB 2,601 million
       (2002: proposed final dividend of RMB 5,202 million))                    2 & 39              15,178            12,569
---------------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                          156,280           151,717
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                          380,114           368,375
=================================================================================================================================



Approved by the Board of Directors on 22 August 2003.

Chen Tonghai                       Wang Jiming                    Zhang Jiaren                           Liu Yun
Chairman                           Vice Chairman                  Director, Senior Vice President        Head of Accounting
(Authorised representative)        and President                  and Chief Financial Officer            Division


The notes on pages 45 to 69 form part of these financial statements.

BALANCE SHEET
at 30 June 2003

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2003              2002
                                                                                              RMB millions      RMB millions
Assets
--------------------------------------------------------------------------------------------------------------------------------
Current assets
--------------------------------------------------------------------------------------------------------------------------------
    Cash at bank and in hand                                                       5                 8,635             8,428
    ----------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                               6                 1,214             1,478
    ----------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                      7                10,223             9,885
    ----------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                              8                21,301            23,661
    ----------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                               9                 2,637             2,189
    ----------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                   10                25,675            24,907
--------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                69,685            70,548
--------------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment
 differences of RMB 459 million (2002: RMB 537 million))                          11                96,009            91,501
--------------------------------------------------------------------------------------------------------------------------------
Fixed assets
--------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                          207,529           201,705
    ----------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                  90,371            84,891
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                  12               117,158           116,814
    ----------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment loss on fixed assets                           12                   655               391
    ----------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                 116,503           116,423
    ----------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                        13                   250               283
    ----------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                      14                18,329            15,394
--------------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                 135,082           132,100
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets                                                                 15                 3,552             3,659
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                               16                   493               108
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       304,821           297,916
--------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
--------------------------------------------------------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                              17                10,731            14,828
    ----------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                 18                26,342            23,055
    ----------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                        19                15,969            18,310
    ----------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                           20                 2,168             2,008
    ----------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                    1,548               443
    ----------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                              610               450
    ----------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                 21                 1,465             1,094
    ----------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                22                   356               302
    ----------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                               23                15,988            17,134
    ----------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                              24                   333               221
    ----------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                      25                 5,904             5,996
--------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                           81,414            83,841
--------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
--------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                               26                66,587            61,890
    ----------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                      28                   515               411
    ----------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                                         67,102            62,301
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                          16                    25                57
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                  148,541           146,199
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
--------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                 29                86,702            86,702
--------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                               30                36,588            36,588
    ----------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of
       RMB 5,406 million (2002: RMB 4,429 million))                               31                17,812            15,858
    ----------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including dividend declared after the balance sheet date of RMB 2,601 million
       (2002: proposed final dividend of RMB 5,202 million))                    2 & 39              15,178            12,569
    ----------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                          156,280           151,717
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                          304,821           297,916
================================================================================================================================

Approved by the Board of Directors on 22 August 2003.

Chen Tonghai                       Wang Jiming                    Zhang Jiaren                           Liu Yun
Chairman                           Vice Chairman                  Director, Senior Vice President        Head of Accounting
(Authorised representative)        and President                  and Chief Financial Officer            Division


The notes on pages 45 to 69 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the six-month period ended 30 June 2003

                                                                                               Six-month periods
                                                                                                 ended 30 June
                                                                           Note                 2003              2002
                                                                                        RMB millions      RMB millions

Income from principal operations                                            32               194,842           140,628
---------------------------------------------------------------------------------------------------------------------------
Less: Cost of sales                                                                          152,303           109,372
---------------------------------------------------------------------------------------------------------------------------
     Sales taxes and surcharges                                             33                 6,141             5,776
---------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                              36,398            25,480
---------------------------------------------------------------------------------------------------------------------------
Add: Profit from other operations                                                                583               498
---------------------------------------------------------------------------------------------------------------------------
Less: Selling expenses                                                                         6,692             6,468
     Administrative expenses                                                                   9,646             8,017
---------------------------------------------------------------------------------------------------------------------------
     Financial expenses                                                     34                 2,234             2,452
     Exploration expenses, including dry holes                              35                 2,784             1,909
---------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                              15,625             7,132
---------------------------------------------------------------------------------------------------------------------------
Add: Investment income                                                      36                   341               186
---------------------------------------------------------------------------------------------------------------------------
     Non-operating income                                                                         88               144
---------------------------------------------------------------------------------------------------------------------------
Less: Non-operating expenses                                                37                   768               345
---------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                        15,286             7,117
---------------------------------------------------------------------------------------------------------------------------
Less: Taxation                                                              38                 4,762             2,174
---------------------------------------------------------------------------------------------------------------------------
     Minority interests                                                                          759               439
---------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                     9,765             4,504
---------------------------------------------------------------------------------------------------------------------------
Add: Undistributed profits at the beginning of the period                                     12,569            16,942
---------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                         22,334            21,446
---------------------------------------------------------------------------------------------------------------------------
Less: Transfer to statutory surplus reserve                                 31                   977               450
---------------------------------------------------------------------------------------------------------------------------
     Transfer to statutory public welfare fund                              31                   977               450
---------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                         20,380            20,546
---------------------------------------------------------------------------------------------------------------------------
Less: Ordinary shares' dividends paid and payable                        2 & 39                5,202             6,936
---------------------------------------------------------------------------------------------------------------------------
Undistributed profits at the end of the period
(Including dividend declared after the
 balance sheet date of RMB 2,601 million
 (2002: RMB 1,734 million))                                              2 & 39               15,178            13,610
---------------------------------------------------------------------------------------------------------------------------




The notes on pages 45 to 69 form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the six-month period ended 30 June 2003

                                                                                                  Six-month periods
                                                                                                    ended 30 June
                                                                              Note                 2003              2002
                                                                                           RMB millions      RMB millions

Income from principal operations                                               32               132,267            98,334
-----------------------------------------------------------------------------------------------------------------------------
Less: Cost of sales                                                                             111,788            81,870
-----------------------------------------------------------------------------------------------------------------------------
     Sales taxes and surcharges                                                33                 3,855             3,550
     ------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                                 16,624            12,914
-----------------------------------------------------------------------------------------------------------------------------
Add: Profit from other operations                                                                    77                18
-----------------------------------------------------------------------------------------------------------------------------
Less: Selling expenses                                                                            4,448             4,463
-----------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                                                                      6,173             4,800
     ------------------------------------------------------------------------------------------------------------------------
     Financial expenses                                                        34                 1,200             1,597
     ------------------------------------------------------------------------------------------------------------------------
     Exploration expenses, including dry holes                                 35                 1,966             1,244
-----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                  2,914               828
-----------------------------------------------------------------------------------------------------------------------------
Add: Investment income                                                         36                11,949             5,922
-----------------------------------------------------------------------------------------------------------------------------
     Non-operating income                                                                            29                72
     ------------------------------------------------------------------------------------------------------------------------
Less: Non-operating expenses                                                   37                   568               249
-----------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                           14,324             6,573
-----------------------------------------------------------------------------------------------------------------------------
Less: Taxation                                                                                  384,559             2,069
-----------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                        9,765             4,504
-----------------------------------------------------------------------------------------------------------------------------
Add: Undistributed profits at the beginning of the period                                        12,569            16,942
-----------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                            22,334            21,446
-----------------------------------------------------------------------------------------------------------------------------
Less: Transfer to statutory surplus reserve                                    31                   977               450
-----------------------------------------------------------------------------------------------------------------------------
     Transfer to statutory public welfare fund                                 31                   977               450
     ------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                            20,380            20,546
-----------------------------------------------------------------------------------------------------------------------------
Less: Ordinary shares' dividends paid and payable                             2 & 39              5,202             6,936
-----------------------------------------------------------------------------------------------------------------------------
Undistributed profits at the end of the period
 (Including dividend declared after the
  balance sheet date of RMB 2,601 million (2002: RMB 1,734 million))          2 & 39             15,178            13,610
-----------------------------------------------------------------------------------------------------------------------------



The notes on pages 45 to 69 form part of these financial statements.

PAGE>


CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2003


                                                                                                     Six-month periods
                                                                                                    ended 30 June
                                                                              Note                 2003              2002
                                                                                           RMB millions      RMB millions
Cash flow from operating activities
----------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                  233,461           166,593
    ------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                108                83
    ------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                            548               459
    ------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                   234,117           167,135
    ------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                           (169,367)         (109,896)
    ------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                               (1,786)           (1,609)
    ------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                      (6,491)           (5,920)
    ------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                         (8,189)           (8,163)
    ------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                              (5,061)           (1,762)
    ------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                         (6,415)           (6,179)
    ------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                             (6,826)          (11,947)
    ------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                 (204,135)         (145,476)
    ------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                      (a)               29,982            21,659
----------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities
----------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of investments                                                           95                84
    ------------------------------------------------------------------------------------------------------------------------
    Dividend received                                                                               231                33
    ------------------------------------------------------------------------------------------------------------------------
    Net cash received from sale of fixed assets and intangible assets                               279               360
    ------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                           442               893
    ------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                            140               218
----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                     1,187             1,588
----------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                             (18,872)          (15,596)
----------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets
     of jointly controlled entities                                                              (1,942)               --
----------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                          (89)           (1,085)
    Increase in time deposits with financial institutions                                        (1,804)           (1,134)
----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                  (22,707)          (17,815)
----------------------------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                                                      (21,520)          (16,227)
----------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from contribution from minority interests                                               12               182
    ------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                    102,590           132,662
    ------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings of jointly controlled entities                                       1,132                --
    ------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                   103,734           132,844
    ------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                   (102,642)         (136,836)
    ------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                  (7,635)           (3,245)
    ------------------------------------------------------------------------------------------------------------------------
    Dividends paid to minority shareholders by subsidiaries                                        (149)              (84)
    ------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                 (110,426)         (140,165)
----------------------------------------------------------------------------------------------------------------------------
Net cash outflow from financing activities                                                       (6,692)           (7,321)
----------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate                                                                      --                 4
----------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                           (b)                1,770            (1,885)
----------------------------------------------------------------------------------------------------------------------------



The notes on pages 45 to 69 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the six-month period ended 30 June 2003

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                                At 30 June       At 30 June
                                                                                                      2003             2002
                                                                                              RMB millions      RMB millions

(a) Reconciliation of net profit to cash flow from operating activities
-------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                       9,765             4,504
    ---------------------------------------------------------------------------------------------------------------------------
    Add:Allowance for doubtful accounts                                                                677               392
    ---------------------------------------------------------------------------------------------------------------------------
        Provision for/(reversal of provision for) diminution in value of inventories                    62               (38)
        -----------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                                13,542            12,484
        -----------------------------------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                              153               219
        -----------------------------------------------------------------------------------------------------------------------
        Impairment losses on fixed assets                                                              264                --
        -----------------------------------------------------------------------------------------------------------------------
        Impairment losses on long term investments                                                      40                --
        -----------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                                     234                92
        -----------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                           2,234             2,452
        -----------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                               1,238               623
        -----------------------------------------------------------------------------------------------------------------------
        Investment income                                                                             (308)             (154)
        -----------------------------------------------------------------------------------------------------------------------
        Deferred tax                                                                                  (427)              148
        -----------------------------------------------------------------------------------------------------------------------
        Decrease/(increase) in inventories                                                              67            (1,469)
        -----------------------------------------------------------------------------------------------------------------------
        Increase in operating receivables                                                           (3,071)           (3,949)
        -----------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                               4,753             5,916
        -----------------------------------------------------------------------------------------------------------------------
        Minority interests                                                                             759               439
        -----------------------------------------------------------------------------------------------------------------------
    Net cash inflow from operating activities                                                       29,982            21,659
-------------------------------------------------------------------------------------------------------------------------------

(b) Net increase/(decrease) in cash and cash equivalents
-------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the period                                              19,469            19,138
    ---------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the period                                  17,699            21,023
    ---------------------------------------------------------------------------------------------------------------------------
    Net increase/(decrease) in cash and cash equivalents                                             1,770            (1,885)
    ---------------------------------------------------------------------------------------------------------------------------



The notes on pages 45 to 69 form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2003

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2003              2002
                                                                                              RMB millions      RMB millions
Cash flow from operating activities
---------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                     158,651           114,778
    -----------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                    32                27
    -----------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                               150               414
    -----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      158,833           115,219
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                              (124,520)          (82,048)
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                  (1,185)           (1,171)
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                         (3,599)           (2,847)
    -----------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                            (5,928)           (3,923)
    -----------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                   (922)             (339)
    -----------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                            (3,970)           (3,839)
    -----------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                                (5,280)           (6,760)
    -----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (145,404)         (100,927)
    =============================================================================================================================
Net cash inflow from operating activities                                         (a)               13,429            14,292
---------------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities
---------------------------------------------------------------------------------------------------------------------------------
    Net cash received from sales of fixed assets and intangible assets                                 142               264
    -----------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of investments                                                             111                --
    -----------------------------------------------------------------------------------------------------------------------------
    Dividend received                                                                                3,404             2,289
    -----------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              202               115
    -----------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                                66                71
    -----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                        3,925             2,739
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                                (10,880)           (9,992)
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                             (48)             (824)
    -----------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                             (233)             (138)
    -----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                     (11,161)          (10,954)
    =============================================================================================================================
Net cash outflow from investing activities                                                          (7,236)           (8,215)
---------------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
---------------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                        67,457            20,140
    -----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                       67,457            20,140
    -----------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                       (66,952)          (26,780)
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                     (6,413)           (2,047)
    -----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                     (73,365)          (28,827)
    -----------------------------------------------------------------------------------------------------------------------------
Net cash outflow from financing activities                                                          (5,908)           (8,687)
---------------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                              (b)                  285            (2,610)
=================================================================================================================================



The notes on pages 45 to 69 form part of these financial statements.

NOTES TO THE CASH FLOW STATEMENT
for the six-month period ended 30 June 2003

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions

(a) Reconciliation of net profit to cash flow from operating activities
---------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                       9,765             4,504
    -----------------------------------------------------------------------------------------------------------------------------
    Add:Allowance for doubtful accounts                                                                575                65
    -----------------------------------------------------------------------------------------------------------------------------
        Provision for diminution in value of inventories                                                32                13
        -------------------------------------------------------------------------------------------------------------------------
        Impairment losses on fixed assets                                                              264                --
        -------------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                                 6,029             5,616
        -------------------------------------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                              123               186
        -------------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                                     107                64
        -------------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                           1,200             1,597
        -------------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                                 758               304
        -------------------------------------------------------------------------------------------------------------------------
        Investment income                                                                           (8,181)           (4,026)
        -------------------------------------------------------------------------------------------------------------------------
        Deferred tax                                                                                  (417)              130
        -------------------------------------------------------------------------------------------------------------------------
        (Increase)/decrease in inventories                                                            (800)              814
        -------------------------------------------------------------------------------------------------------------------------
        Decrease/(increase) in operating receivables                                                 1,572              (422)
        -------------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                               2,402             5,447
        -------------------------------------------------------------------------------------------------------------------------
    Net cash inflow from operating activities                                                       13,429            14,292
    =============================================================================================================================

(b) Net increase/(decrease) in cash and cash equivalents
---------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the period                                               8,492             8,985
    -----------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the period                                   8,207            11,595
    -----------------------------------------------------------------------------------------------------------------------------
    Net increase/(decrease) in cash and cash equivalents                                               285            (2,610)
    =============================================================================================================================



The notes on pages 45 to 69 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2003

1   STATUS OF THE COMPANY
    China Petroleum & Chemical Corporation (the "Company") was established on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" (the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation ("registered valuers"). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance ("MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganization.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the extraordinary general meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition").

2   CHANGE IN ACCOUNTING POLICY

    The change in accounting policy of the Company and its subsidiaries (the "Group") are in conformity with the revised "Accounting Regulations for Business Enterprises -- Post Balance Sheet Events". According to the original "Accounting Regulations for Business Enterprises -- Post Balance Sheet Events", appropriation of profit for the current period in accordance with the approval by the Board of Directors after the balance sheet date is an adjusting event. Pursuant to the revised "Accounting Regulations for Business Enterprises -- Post Balance Sheet Events" (Cai Guan [2003] No. 12) issued by MOF on 14 April 2003, cash dividends for the current period declared and approved by the Board of Directors after the balance sheet date is presented separately under the shareholders' funds on the balance sheet. The Company and its subsidiaries have adopted the revised regulation on the cash dividends retrospectively.

    The above change in accounting policy has increased the undistributed profits at the beginning of the year 2003 by RMB 5,202 million, while the accumulative effect on prior years is as follows:

                                                          Before                               After
                                                     adjustments       Adjustments       adjustments
                                                    RMB millions      RMB millions      RMB millions
    Undistributed profits at 1 January 2002               10,006             6,936            16,942
------------------------------------------------------------------------------------------------------
    Undistributed profits at 31 December 2002              7,367             5,202            12,569
------------------------------------------------------------------------------------------------------
    Dividend payable at 31 December 2002                   5,202            (5,202)               --
------------------------------------------------------------------------------------------------------

3   SIGNIFICANT ACCOUNTING POLICIES
    The significant accounting policies adopted by the Group in the preparation of the financial statements are in conformity with the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises and other relevant regulations issued by the MOF.

    (a) Accounting year
        The accounting year of the Group is from 1 January to 31 December.

    (b) Basis of consolidation
        The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

        The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries made up to 31 December each year. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when such control effectively commences until the date that control effectively ceases. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

        Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

        For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

    (c) Basis of preparation
        The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

    (d) Reporting currency and translation of foreign currencies
        The Group's financial statements are prepared in Renminbi. Foreign currency transactions during the period are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans used to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

        The results of overseas subsidiaries are translated into Renminbi at the average PBOC rates for the period. The balance sheet items are translated into Renminbi at the PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences.

    (e) Cash equivalents
        Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value, including time deposits with financial institutions with an initial term of less than three months.

    (f) Allowance for doubtful accounts
        Doubtful accounts are accounted for based on allowance method which are estimated periodically. Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful accounts.

    (g) Inventories
        Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Difference between the cost and net realisable value of each category of inventories is recognised as provision for diminution in value of inventories. Cost of inventories includes the cost of purchase of raw material computed using the weighted average method. In addition to the purchase cost of raw material, work in progress and finished goods include direct labour and appropriate proportion of production overheads, also computed using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs and related taxes necessary to make the sale.

        Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

        Inventories are recorded by perpetual method.

    (h) Long-term equity investments
        The investment income and long-term equity investments related to the Group's investments in the associates and the Company's investments in subsidiaries and associates are accounted for using the equity method. Equity investments difference is the difference between initial investment cost and the share of shareholders' funds of the investee companies, which is amortised on a straight-line basis and recognised in the investment income. The amortisation period is determined according to the investment period as stipulated in the relevant agreement or 10 years if not specified.

        An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other ventures.

        Long-term investments in entities in which the Group does not hold more than 20% of their equity interests or those in which the Group holds more than 20% of their equity interests but does not exercise significant influence in their management are stated at cost.

        Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

        Long-term equity investments are valued at the lower of the carrying amount and the recoverable amount. A provision for impairment of loss is made when the recoverable amount is lower than the carrying amount.

    (i) Fixed assets and construction in progress
        Fixed assets represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

        Fixed assets and construction in progress are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

        All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for its intended use, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

        Construction in progress is transferred to fixed assets when the asset is ready for its intended use.

        Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

        The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

                                                                                                     Annual
                                                    Depreciation life    Residual value   depreciation rate

       Land and buildings                                 15-45 years             3%-5%          2.1%-6.5%
       -----------------------------------------------------------------------------------------------------
       Oil and gas properties                             10-14 years             0%-3%         6.9%-10.0%
       -----------------------------------------------------------------------------------------------------
       Plant, machinery, equipment and vehicles            4-18 years                3%         5.4%-24.3%
       -----------------------------------------------------------------------------------------------------
       Oil depots and storage tanks                        8-14 years                3%         6.9%-12.1%
       -----------------------------------------------------------------------------------------------------
       Service station equipment                             25 years             3%-5%          3.8%-3.9%

       No depreciation is provided in respect of construction in progress.

   (j) Oil and gas properties
       Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs is charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

   (k) Intangible assets
       Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses. Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible asset. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

       Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

   (l) Pre-operating expenditures
       Except acquisition and development of fixed assets, expenditures incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

   (m) Debentures payable
       Debentures payable is valued based on the proceeds received upon issuance and the related interest payable. Interest expenses are calculated using actual interest rate.

   (n) Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement in proportion to the stage of completion of the transaction based on the progress of work performed. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenues recognised only to the extent that costs incurred are expected to be recoverable.

       Interest income is recognised on a time apportioned basis by reference to the principal outstanding and the rate applicable.

   (o) Income tax
       Income tax is the provision for income tax recognised in the income statement for the period using the tax effect accounting method. It comprises current and deferred tax.

       Deferred tax is provided using the liability method, for timing differences between accounting profit before tax and the taxable income arising from the differences in the tax and accounting treatment of income and expenses or loss.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

   (p) Borrowing costs
       Borrowing costs represent interest expenses and foreign exchange difference on loans. Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

   (q) Repairs and maintenance expenses
       Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

   (r) Environmental expenditures
       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

   (s) Research and development costs
       Research and development costs are recognised as expenses in the period in which they are incurred.

   (t) Operating leases
       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

   (u) Retirement benefits
       The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans.

   (v) Impairment loss
       The carrying amounts of long-lived assets are reviewed by the Group periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

       The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. The provision for impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount by which the impairment loss is reduced. The reversed amount is recognised as income in the period in the income statement.

   (w) Related parties
       Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

4   TAXATION
    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax and value added tax.

    Income tax rate is 33% and that of certain subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at a rate of RMB 277.6 per tonne and RMB 117.6 per tonne respectively.

    Resources tax is levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 to RMB 15 per 1000 cubic metre respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    The subsidiaries granted with tax concession are set out below:


    Name of subsidiaries                               Applicable tax rate   Reasons for granting concession

    Sinopec Shanghai Petrochemical Company Limited             15%           Among the first batch of joint stock enterprises
                                                                             which successfully launched their overseas listings
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited             15%           Among the first batch of joint stock enterprises
                                                                             which successfully launched their overseas listings
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company Limited                 15%           Hi-tech enterprise
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited               15%           Hi-tech enterprise
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited                15%           Hi-tech enterprise
    ------------------------------------------------------------------------------------------------------------------------------
    Petro-CyberWorks Information Technology Company Limited    15%           Hi-tech enterprise
    ------------------------------------------------------------------------------------------------------------------------------

5   CASH AT BANK AND IN HAND

                                                                The Group                              The Company
                                     Exchange     Original   At 30 June   At 31 December    Original    At 30 June   At 31 December
                                        rates     currency         2003           2002      currency          2003           2002
                                                  millions  RMB millions   RMB millions     millions   RMB millions   RMB millions
    Cash in hand
-------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                      57           29                         51           26
       ------------------------------------------------------------------------------------------------------------------------
    Cash at bank
-------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                  13,515       11,576                      6,184        5,622
       ------------------------------------------------------------------------------------------------------------------------
       US Dollars                      8.2799          170        1,411        1,275             1            8           47
       ------------------------------------------------------------------------------------------------------------------------
       Hong Kong Dollars               1.0618           89           95           77            26           28           28
       ------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                    0.0692           14            1           14                         --           --
       ------------------------------------------------------------------------------------------------------------------------
       Pound sterling                                                --            3                         --           --
       ------------------------------------------------------------------------------------------------------------------------
       Euro                                                          --           36                         --           --
       ------------------------------------------------------------------------------------------------------------------------
                                                                 15,079       13,010                      6,271        5,723
-------------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
-------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                   6,712        5,650                      2,311        2,653
       ------------------------------------------------------------------------------------------------------------------------
       US Dollars                      8.2799            6           53           52             6           53           52
       ------------------------------------------------------------------------------------------------------------------------
    Total cash at bank and in hand                               21,844       18,712                      8,635        8,428
===============================================================================================================================

    Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated at market rate.


6   BILLS RECEIVABLE
    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.


7   TRADE ACCOUNTS RECEIVABLE


                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2003              2002              2003              2002
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Subsidiaries                                                    --                --             4,409             4,521
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                2,923             2,628             1,728             1,513
-------------------------------------------------------------------------------------------------------------------------------
    Associates                                                      50                65                 1                 8
    Others                                                      11,551            10,643             6,049             5,710
-------------------------------------------------------------------------------------------------------------------------------
                                                                14,524            13,336            12,187            11,752
-------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                        2,796             2,666             1,964             1,867
-------------------------------------------------------------------------------------------------------------------------------
                                                                11,728            10,670            10,223             9,885
===============================================================================================================================


    Ageing analyses on trade accounts receivable are as follows:

                                                                         The Group
                                                   At 30 June 2003                            At 31 December 2002
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  10,248        70.5         93         0.9      9,298        69.7        90          1.0
-------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           900         6.2        197        21.9        778         5.8       248         31.9
-------------------------------------------------------------------------------------------------------------------------------
    Between two and three years         448         3.1        214        47.8        461         3.5       173         37.5
-------------------------------------------------------------------------------------------------------------------------------
    Over three years                  2,928        20.2      2,292        78.3      2,799        21.0     2,155         77.0
-------------------------------------------------------------------------------------------------------------------------------
                                     14,524       100.0      2,796                 13,336       100.0     2,666
===============================================================================================================================


                                                                        The Company
                                                   At 30 June 2003                            At 31 December 2002
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                   9,354        76.8         67         0.7      9,167        77.9        89          1.0
-------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           488         4.0        117        24.0        371         3.2       130         35.0
-------------------------------------------------------------------------------------------------------------------------------
    Between two and three years         328         2.7        130        39.6        312         2.7       144         46.2
-------------------------------------------------------------------------------------------------------------------------------
    Over three years                  2,017        16.5      1,650        81.8      1,902        16.2     1,504         79.1
-------------------------------------------------------------------------------------------------------------------------------
                                     12,187       100.0      1,964                 11,752       100.0     1,867
===============================================================================================================================


7   TRADE ACCOUNTS RECEIVABLE (CONTINUED)
    Major trade accounts receivable of the Group at 30 June 2003 are set out below:

                                                                                                               Percentage of
                                                                                                              trade accounts
    Name of entity                                                                               Balance          receivable
                                                                                            RMB millions                   %
    Shell International Trading Company                                                              218                 1.5
--------------------------------------------------------------------------------------------------------------------------------
    Chevrontexaco Global Trading                                                                     208                 1.4
--------------------------------------------------------------------------------------------------------------------------------
    Jinan Petrochemical Plant                                                                        150                 1.0
--------------------------------------------------------------------------------------------------------------------------------
    England Oil (Singapore) Pte Ltd                                                                  125                 0.9
--------------------------------------------------------------------------------------------------------------------------------
    China Aviation Oil (Singapore) Pte Ltd                                                           125                 0.9
--------------------------------------------------------------------------------------------------------------------------------


    Major trade accounts receivable of the Group at 31 December 2002 are set out below:
                                                                                                               Percentage of
                                                                                                              trade accounts
    Name of entity                                                                               Balance          receivable
                                                                                            RMB millions                   %

    China Petrochemical International Guangzhou Company Limited                                      206                 1.5
--------------------------------------------------------------------------------------------------------------------------------
    Jinan Petrochemical Plant                                                                        164                 1.2
--------------------------------------------------------------------------------------------------------------------------------
    Zhanjiang Dongxin Petroleum Company Limited                                                      133                 1.0
--------------------------------------------------------------------------------------------------------------------------------
    Chevrontexaco Global Trading                                                                     117                 0.9
--------------------------------------------------------------------------------------------------------------------------------
    China Aviation Oil (Singapore) Pte Ltd                                                           116                 0.9
--------------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

    During the six-month period ended 30 June 2003, the Group and the Company had no individually significant write off or write back of doubtful debts which had been fully or substantially provided in prior years.

    At 30 June 2003 and 31 December 2002, the Group and the Company had no individually significant trade accounts receivable that aged over three years.


8   OTHER RECEIVABLES

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2003              2002              2003              2002
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Subsidiaries                                                    --                --             8,527             9,961
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                9,666            11,130             8,703             9,562
------------------------------------------------------------------------------------------------------------------------------
    Associates and jointly controlled entities                     301               310               301               310
------------------------------------------------------------------------------------------------------------------------------
    Others                                                       7,509             7,249             5,378             5,021
------------------------------------------------------------------------------------------------------------------------------
                                                                17,476            18,689            22,909            24,854
------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                        2,222             1,872             1,608             1,193
------------------------------------------------------------------------------------------------------------------------------
                                                                15,254            16,817            21,301            23,661
===============================================================================================================================



    Ageing analyses of other receivables are as follows:

                                                                         The Group
                                                   At 30 June 2003                            At 31 December 2002
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  10,489        60.0         26         0.2     12,156        65.0       310          2.6
-------------------------------------------------------------------------------------------------------------------------------
    Between one and two years         1,888        10.8        302        16.0      2,513        13.5       126          5.0
-------------------------------------------------------------------------------------------------------------------------------
    Between two and three years       2,370        13.6        317        13.4      2,258        12.1       211          9.3
-------------------------------------------------------------------------------------------------------------------------------
    Over three years                  2,729        15.6      1,577        57.8      1,762         9.4     1,225         69.5
-------------------------------------------------------------------------------------------------------------------------------
                                     17,476       100.0      2,222                 18,689       100.0     1,872
===============================================================================================================================

                                                                        The Company
                                                   At 30 June 2003                            At 31 December 2002
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  17,303        75.5         14         0.1     19,334        77.8        21          0.1
-------------------------------------------------------------------------------------------------------------------------------
    Between one and two years         1,310         5.8         30         2.3      2,110         8.5        28          1.3
    Between two and three years       2,048         8.9        211        10.3      2,123         8.5       169          8.0
    Over three years                  2,248         9.8      1,353        60.2      1,287         5.2       975         75.8
-------------------------------------------------------------------------------------------------------------------------------
                                     22,909       100.0      1,608                 24,854       100.0     1,193
===============================================================================================================================

    Major other receivables of the Group at 30 June 2003 are set out below:

                                                                                                               Percentage of
    Name of entity                                                    Particulars                Balance   other receivables
                                                                                            RMB millions                   %

    China Petroleum Corporation                                       Current Account              3,106                17.8
-------------------------------------------------------------------------------------------------------------------------------
    Baling Petrochemical Company Limited                              Current Account                967                 5.5
-------------------------------------------------------------------------------------------------------------------------------
    Yuelian Wanda Petrochemical Company Limited                       Current Account                423                 2.4
-------------------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                              Current Account                370                 2.1
-------------------------------------------------------------------------------------------------------------------------------
    Changling Petrochemical Company Limited                           Current Account                311                 1.8
-------------------------------------------------------------------------------------------------------------------------------


    Major other receivables of the Group at 31 December 2002 are set out below:

                                                                                                               Percentage of
    Name of entity                                                    Particulars                Balance   other receivables
                                                                                            RMB millions                   %

    China Petroleum Corporation                                       Current Account              3,509                18.8
-------------------------------------------------------------------------------------------------------------------------------
    Baling Petrochemical Company Limited                              Current Account                967                 5.2
-------------------------------------------------------------------------------------------------------------------------------
    Yuelian Wanda Petrochemical Company Limited                       Current Account                423                 2.3
-------------------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                              Current Account                370                 2.0
-------------------------------------------------------------------------------------------------------------------------------
    Changling Petrochemical Company Limited                           Current Account                315                 1.7
-------------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

    During the six-month period ended 30 June 2003, the Group and the Company had no individually significant write off of other receivables.

    At 30 June 2003 and 31 December 2002, the Group and the Company had no individually significant other receivables that aged over three years.

9   ADVANCE PAYMENTs
    All advance payments are due within a year.

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

10  INVENTORIES

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2003              2002              2003              2002
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Raw materials                                               22,259            21,333            12,147            10,426
------------------------------------------------------------------------------------------------------------------------------
    Work in progress                                             5,766             6,192             3,009             3,387
------------------------------------------------------------------------------------------------------------------------------
    Finished goods                                              14,100            15,086             9,676            10,248
------------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                  3,223             2,807             1,098             1,070
------------------------------------------------------------------------------------------------------------------------------
                                                                45,348            45,418            25,930            25,131
------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for diminution in value of inventories         545               486               255               224
------------------------------------------------------------------------------------------------------------------------------
                                                                44,803            44,932            25,675            24,907
==============================================================================================================================


    Provision for diminution in value of inventories is mainly against finished goods.

    Provision for diminution in value of inventories are analysed as follows:



                                                              The Group                         The Company
                                                     At 30 June    At 31 December        At 30 June    At 31 December
                                                           2003              2002              2003              2002
                                                   RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                    486               602               224               292
------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                            91               172                32                54
------------------------------------------------------------------------------------------------------------------------
    Written back for the period/year                        (29)             (214)               --               (71)
------------------------------------------------------------------------------------------------------------------------
    Written off                                              (3)              (74)               (1)              (51)
------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                          545               486               255               224
========================================================================================================================

    The cost of inventories recognised as cost and expense by the Group and the Company amounted to RMB 156,878 million (2002: RMB 114,019 million) and RMB 114,468 million (2002: RMB 83,901 million) for the six-month period ended 30 June 2003.

11  LONG-TERM EQUITY INVESTMENTS

    THE GROUP

                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Balance at 1 January 2003                          726           9,951              532            (184)          11,025
--------------------------------------------------------------------------------------------------------------------------------
    Net addition for the period                         --              36               28              --               64
--------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
     accounted for under the equity method              23             219               --              --              242
--------------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                      (29)           (155)              --              --             (184)
--------------------------------------------------------------------------------------------------------------------------------
    Disposal for the period                             --            (206)              --              --             (206)
--------------------------------------------------------------------------------------------------------------------------------
    Amortisation for the period                         --              --              (90)             --              (90)
--------------------------------------------------------------------------------------------------------------------------------
    Movement of provision for impairment losses         --              --               --             (15)             (15)
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                            720           9,845              470            (199)          10,836
================================================================================================================================

    THE COMPANY
                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Balance at 1 January 2003                       37,347          53,766              537            (149)          91,501
-------------------------------------------------------------------------------------------------------------------------------
    Net addition for the period                         --              31                9              --               40
-------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
     accounted for under the equity method           1,682           6,529               --              --            8,211
-------------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                     (276)         (3,372)              --              --           (3,648)
-------------------------------------------------------------------------------------------------------------------------------
    Disposal for the period                             --             (16)              --              --              (16)
-------------------------------------------------------------------------------------------------------------------------------
    Amortisation for the period                         --              --              (87)             --              (87)
-------------------------------------------------------------------------------------------------------------------------------
    Movement of provision for impairment losses         --              --               --               8                8
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                         38,753          56,938              459            (141)          96,009
===============================================================================================================================



    Provision for impairment losses are analysed as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2003              2002              2003              2002
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                           184               181               149               149
--------------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                   54                 8                --                --
--------------------------------------------------------------------------------------------------------------------------------
    Written back for the period/year                               (14)               (5)               --                --
--------------------------------------------------------------------------------------------------------------------------------
    Written off                                                    (25)               --                (8)               --
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                                 199               184               141               149
================================================================================================================================

    At 30 June 2003 and 31 December 2002, the Group and the Company had no individually significant provision for impairment losses on long-term equity investments.

    Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities. Stock investment of the Company represents investment in subsidiaries and associates. Details of the Company's principal subsidiaries are set out in
    Note 41.


    At 30 June 2003, details of listed stock investment of the Group are as follows:


                                                     Percentage                          Shares of
                                                      of equity                             profits                           Market
                                                       interest               Balance     accounted                Balance     value
                                                        held by      Initial     at 1     for under   Dividends      at 30     as at
                                  Type of   No. of          the   investment  January    the equity  receivable/      June   30 June
Name of invested company       investment   shares        Group         cost     2003        method    received       2003     2003*
                                            millions                 RMB        RMB          RMB        RMB         RMB       RMB
                                                                   millions   millions    millions    millions    millions  millions

Sinopec Shengli Oil Field    Legal person
 Dynamic Co Ltd                    shares      80       26.33%        223        417         19        (29)       407        651
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Shandong Taishan     Legal person
 Petroleum Co Ltd                  shares     186       38.68%        124        309          4         --        313      2,006
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 726         23        (29)       720
====================================================================================================================================

*  Information of market price is sourced from Shenzhen Stock Exchange.

    At 30 June 2003, details of principal unlisted stock and other equity investment of the Group are as follows:

                                                                                                     Share of
                                                                                                     profits/
                                                             Percentage                              (losses)
                                                              of equity                             accounted               Balance
                                      Initial                  interest   Balance at    Addition    for under                    at
                                   investment   Investment      held by    1 January     for the   the equity   Dividends   30 June
Name of invested company                 cost       period    the Group         2003      period       method    received      2003
                                       RMB                                    RMB          RMB         RMB        RMB         RMB
                                     millions                               millions    millions    millions    millions    millions

BASF-YPC Company Limited (i)            2,287          --        40%            1,935        352         --         --      2,287
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Finance Company Limited         1,205          --        40%            1,278         --         47        (56)     1,269
------------------------------------------------------------------------------------------------------------------------------------
Shanghai Petroleum National
   Gas Corporation                        300          --        30%              672         --        132        (90       )714
------------------------------------------------------------------------------------------------------------------------------------
Shanghai Chemical Industry Park
 Development Company Limited              608    30 years        38%              631         --          5         --        636
------------------------------------------------------------------------------------------------------------------------------------
Block A Oil Field in the Western Area
 Chengda in Bohai Bay                     435    15 years        43%              394         --         (6)        --        388
------------------------------------------------------------------------------------------------------------------------------------
[Chinese characters omitted]              190    20 years        50%              194         --         15         --        209
------------------------------------------------------------------------------------------------------------------------------------
Shanghai Jinpu Packaging Material
------------------------------------------------------------------------------------------------------------------------------------
Company Limited                           102    30 years        50%              114         --         (1)        (7)       106
[Chinese characters omitted]              103          --        49%              103         --         --         --        103
------------------------------------------------------------------------------------------------------------------------------------
The East China Sea
    Xihu Oil and Gas Project              184    30 years        50%              156         --         --         --        156
------------------------------------------------------------------------------------------------------------------------------------

    No provision for impairment losses or significant equity investment difference was made for the long-term equity investments as set out above.

    (i) Due to the fact that the projects in these companies are still under construction, there are no income statements for these companies. Accordingly the Group did not have any share of profits or losses of these companies for the period ended 30 June 2003.

12  FIXED ASSETS

    The Group - by segment
                                                Exploration                   Marketing
                                                        and                         and
                                                 production    Refining     distribution     Chemicals      Others        Total
                                               RMB millions  RMB millions   RMB millions  RMB millions   RMB millions   RMB millions
    Cost/valuation:
-----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                       157,929      98,908         49,348       122,976        2,230       431,391
-----------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             393         529            463           458            6         1,849
-----------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress         4,162       2,304          1,776         1,447           33         9,722
-----------------------------------------------------------------------------------------------------------------------------------
    Disposals                                          (209)       (491)          (233)         (541)          (5)       (1,479)
-----------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                         162,275     101,250         51,354       124,340        2,264       441,483
-----------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
-----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                        84,268      45,330          8,472        61,060          472       199,602
-----------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                5,669       3,152          1,126         3,519           76        13,542
-----------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                           (177)       (354)          (134)         (297)          (4)         (966)
-----------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                          89,760      48,128          9,464        64,282          544       212,178
-----------------------------------------------------------------------------------------------------------------------------------
    Net book value:
-----------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2003                                  72,515      53,122         41,890        60,058        1,720       229,305
===================================================================================================================================
    At 31 December 2002                              73,661      53,578         40,876        61,916        1,758       231,789
===================================================================================================================================


    The Company - by segment
                                                Exploration                   Marketing
                                                        and                         and
                                                 production    Refining     distribution     Chemicals      Others        Total
                                               RMB millions  RMB millions   RMB millions  RMB millions   RMB millions   RMB millions
    Cost/valuation:
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                        53,102      68,581         48,237        30,527        1,258        201,705
    Addition for the period                             120         225            345            62            2            754
    Transferred from construction in progress         2,427       1,279          1,716           414           31          5,867
    Disposals                                          (198)       (377)          (178)          (41)          (3)          (797)
----------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                          55,451      69,708         50,120        30,962        1,288        207,529
----------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                        26,615      32,869          8,272        16,909          226         84,891
    Depreciation charge for the period                1,903       2,189          1,051           851           35          6,029
    Written back on disposal                           (166)       (259)           (82)          (39)          (3)          (549)
    Balance at 30 June 2003                          28,352      34,799          9,241        17,721          258         90,371
----------------------------------------------------------------------------------------------------------------------------------
    Net book value:
----------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2003                                  27,099      34,909         40,879        13,241        1,030        117,158
===================================================================================================================================
    At 31 December 2002                              26,487      35,712         39,965        13,618        1,032        116,814
===================================================================================================================================


    The Group - by asset class

                                                                                Oil depots,           Plant,
                                                                             storage tanks        machinery,
                                                  Land and     Oil and gas      and service       equipment
                                                 buildings      properties         stations      and others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                       38,186         140,932           36,797         215,476          431,391
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                            134              25              230           1,460            1,849
------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress          274           4,117            1,701           3,630            9,722
------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                   560              --            3,195          (3,755)              --
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (109)           (147)             (32)         (1,191)          (1,479)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                         39,045         144,927           41,891         215,620          441,483
------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                       15,027          78,355            6,378          99,842          199,602
------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                 791           5,009              778           6,964           13,542
------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                  (284)             --             (665)            949               --
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                           (54)           (129)              (9)           (774)            (966)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                         15,480          83,235            6,482         106,981          212,178
------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2003                                 23,565          61,692           35,409         108,639          229,305
==============================================================================================================================
    At 31 December 2002                             23,159          62,577           30,419         115,634          231,789
==============================================================================================================================


    The Company - by asset class
                                                                                Oil depots,          Plant,
                                                                             storage tanks       machinery,
                                                  Land and     Oil and gas      and service       equipment
                                                 buildings      properties         stations      and others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                       18,439          45,972           35,665         101,629          201,705
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             46              25              218             465              754
------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress          212           2,413            1,614           1,628            5,867
------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                   560              --            3,195          (3,755)              --
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                          (53)           (147)             (31)           (566)            (797)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                         19,204          48,263           40,661          99,401          207,529
------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                        6,429          24,937            6,232          47,293           84,891
------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                 424           1,669              741           3,195            6,029
------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                  (284)             --             (665)            949               --
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                           (28)           (129)              (8)           (384)            (549)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                          6,541          26,477            6,300          51,053           90,371
------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2003                                 12,663          21,786           34,361          48,348          117,158
==============================================================================================================================
    At 31 December 2002                             12,010          21,035           29,433          54,336          116,814
==============================================================================================================================

    The fixed assets and construction in progress of the Group at 30 September 1999 were valued by registered valuers in the PRC. The valuation was reviewed and approved by the MOF (Note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group's financial statements since the year ended 31 December 1999.

    In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, the fixed assets and construction in progress of Sinopec National Star have been valued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 541 million has been incorporated in the Group's financial statements since the year ended 31 December 2001.

    At 30 June 2003, the carrying amounts of fixed assets that were pledged by the Group and the Company are RMB 116 million (2002: RMB 146 million) and RMB 20 million (2002: RMB 20 million) respectively.

    Provision for impairment losses on fixed assets are analysed as follows:

                                                                  The Group and
                                                                    the Company
                                                                   RMB millions

    Balance as at 1 January 2003                                          391
--------------------------------------------------------------------------------
    Addition for the period                                               264
--------------------------------------------------------------------------------
    Balance at 30 June 2003                                               655
================================================================================

    The Group's and the Company's provision for impairment losses on fixed assets were made with respect to the Exploration and Production Segment for the six-month period ended 30 June 2003.

    At 30 June 2003 and 31 December 2002, the Group and the Company had no individually significant fixed assets which were temporarily idle or ready for disposal.

    At 30 June 2003 and 31 December 2002, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13  CONSTRUCTION MATERIALS
    At 30 June 2003 and 31 December 2002, the Group's and the Company's construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

14  CONSTRUCTION IN PROGRESS

    The Group

                                       Exploration                   Marketing
                                               and                         and
                                        production    Refining     distribution     Chemicals      Others        Total
                                      RMB millions  RMB millions   RMB millions  RMB millions   RMB millions   RMB millions

    Balance at 1 January 2003                4,526       5,719           7,288         3,196          393          21,122
-----------------------------------------------------------------------------------------------------------------------------
    Addition for the period                  9,490       4,076           2,119         1,861          115          17,661
-----------------------------------------------------------------------------------------------------------------------------
    Addition for the period of
      jointly controlled entities               --         --              --         2,068           --           2,068
-----------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off              (1,238)         --              --            --           --          (1,238)
-----------------------------------------------------------------------------------------------------------------------------
    Transferred to fixed assets             (4,162)     (2,304)         (1,776)       (1,447)         (33)         (9,722)
-----------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                  8,616       7,491           7,631         5,678          475          29,891
=============================================================================================================================

    The interest rates per annum at which borrowing costs were capitalised for the six-month period ended 30 June 2003 by the Group ranged from 3.1% to 6.1% (2002: 3.1% to 6.2%).

    At 30 June 2003, major projects of the Group are as follows:

                                                                                                                        Accumulated
                                                    Balance     Additions       Balance    Percentage                      interest
                                     Budgeted  at 1 January       for the    at 30 June            of       Source   capitalised at
    Project name                       amount          2003        period          2003    completion   of funding     30 June 2003
                                 RMB millions  RMB millions  RMB millions  RMB millions                                RMB millions

    The Group
----------------------------------------------------------------------------------------------------------------------------------
    450,000 tonnes PTA Project          2,055          888          648        1,536           75%     Bank loans &           49
                                                                                                       self-financing
----------------------------------------------------------------------------------------------------------------------------------
    Ningbo-Shanghai Pipeline Project    3,657          465          792        1,257           34%     Bank loans &            3
                                                                                                       self-financing
----------------------------------------------------------------------------------------------------------------------------------
    PX United Project                   1,251          410          411          821           66%     Bank loans &           12
                                                                                                       self-financing
----------------------------------------------------------------------------------------------------------------------------------
    [Chinese characters omitted]          900          193          378          571           64%     Bank loans &            3
                                                                                                       self-financing
----------------------------------------------------------------------------------------------------------------------------------
    Jointly controlled entities
----------------------------------------------------------------------------------------------------------------------------------
    900,000 tonnes Ethylene Project    11,195           --        2,058        2,058           18%     Bank loans &           88
                                                                                                       self-financing
----------------------------------------------------------------------------------------------------------------------------------


    The Company

                                       Exploration                   Marketing
                                               and                         and
                                        production    Refining     distribution     Chemicals      Others        Total
                                      RMB millions  RMB millions   RMB millions  RMB millions   RMB millions   RMB millions


    Balance at 1 January 2003                3,118       4,125            6,907           868          376         15,394
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                  4,685       2,335            1,951           461          128          9,560
------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                (758)         --               --            --           --           (758)
------------------------------------------------------------------------------------------------------------------------------
    Transferred to fixed assets             (2,427)     (1,279)          (1,716)         (414)         (31)        (5,867)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                  4,618       5,181            7,142           915          473         18,329
==============================================================================================================================

    The interest rates per annum at which borrowing costs were capitalised for the six-month period ended 30 June 2003 by the Company ranged from 3.1% to 5.8% (2002: 3.1% to 6.2%).

15  INTANGIBLE ASSETS

    The Group
                                                                                Exploration
                                                  Computer                              and
                                                  Software       Technical       production
                                                   license        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Cost:
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                          331           1,289            3,163             102            4,885
    Addition for the period                             12              --               --              25               37
    Disposals                                           (2)             --               --              --               (2)
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                            341           1,289            3,163             127            4,920
-------------------------------------------------------------------------------------------------------------------------------
    Accumulated Amortisation:
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                           47             487              234              55              823
    Amortisation charge for the period                  17              70               58               8              153
    Written back on disposal                            (1)             --               --              --               (1)
    Balance at 30 June 2003                             63             557              292              63              975
-------------------------------------------------------------------------------------------------------------------------------
    Net book value:
-------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2003                                    278             732            2,871              64            3,945
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2002                                284             802            2,929              47            4,062
===============================================================================================================================

    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 30 June 2003, the remaining amortisation period of the exploration and production right was 24.5 years.

    The Company
                                                                                Exploration
                                                  Computer                              and
                                                  Software       Technical       production
                                                   license        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    Cost:
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                          171           1,007            3,163              54            4,395
-------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                              6              --               --              11               17
-------------------------------------------------------------------------------------------------------------------------------
    Disposals                                           (1)             --               --              --               (1)
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                            176           1,007            3,163              65            4,411
-------------------------------------------------------------------------------------------------------------------------------
    Accumulated Amortisation:
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                           21             452              234              29              736
-------------------------------------------------------------------------------------------------------------------------------
    Amortisation charge for the period                   8              51               58               6              123
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                             29             503              292              35              859
-------------------------------------------------------------------------------------------------------------------------------
    Net book value:
-------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2003                                    147             504            2,871              30            3,552
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2002                                150             555            2,929              25            3,659
===============================================================================================================================

    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 30 June 2003, the remaining amortisation period of the exploration and production right was 24.5 years.

16  DEFERRED TAX ASSETS AND LIABILITIES

    The Group
                                                          Assets                  Liabilities                 Net balance
                                                    At 30         At 31        At 30          At 31        At 30         At 31
                                                     June      December         June       December         June      December
                                                     2003          2002         2003           2002         2003          2002
                                             RMB millions   RMB millions    RMB millions  RMB millions RMB millions  RMB millions
    Current
----------------------------------------------------------------------------------------------------------------------------------
    Provision primarily for
      receivables and inventories                     547         264           --            --              547          264
----------------------------------------------------------------------------------------------------------------------------------
    Non-current
----------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                     125          47         (376)         (460)            (251)        (413)
----------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward                --          30           --            --               --           30
----------------------------------------------------------------------------------------------------------------------------------
    Others                                             17          16           (3)          (14)              14            2
----------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                 689         357         (379)         (474)             310         (117)
==================================================================================================================================

    The Company
                                                          Assets                  Liabilities                 Net balance
                                                    At 30         At 31        At 30          At 31        At 30         At 31
                                                     June      December         June       December         June      December
                                                     2003          2002         2003           2002         2003          2002
                                             RMB millions   RMB millions    RMB millions  RMB millions RMB millions  RMB millions

    Current
--------------------------------------------------------------------------------------------------------------------------------
    Provision primarily for
       receivables and inventories                      371          57           --            --          371           57
--------------------------------------------------------------------------------------------------------------------------------
    Non-current
--------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                       122          36          (25)          (54)          97          (18)
--------------------------------------------------------------------------------------------------------------------------------
    Others                                               --          15           --            (3)          --           12
--------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                   493         108          (25)          (57)         468           51
================================================================================================================================


17  SHORT-TERM LOANS
    The Group's and the Company's short-term loans represent:

                                                             The Group                           The Company

                                                    At 30 June    At 31 December          At 30 June    At 31 December
                                                          2003              2002                2003              2002
                                                  RMB millions      RMB millions        RMB millions      RMB millions
    Short-term bank loans                               15,966            22,839               5,880            12,514
-------------------------------------------------------------------------------------------------------------------------
    Short-term other loans                                  12                19                   8                15
-------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company
      and fellow subsidiaries                            6,554             4,121               4,843             2,299
-------------------------------------------------------------------------------------------------------------------------
                                                        22,532            26,979              10,731            14,828
=========================================================================================================================

    The Group's and the Company's weighted average interest rates per annum on short-term loans were 3.9% (2002: 4.3%) and 4.2% (2002: 4.2%) respectively at 30 June 2003. The majority of the above loans are unsecured.

    At 30 June 2003 and 31 December 2002, the Group and the Company had no significant overdue short-term loan.


18  BILLS PAYABLE
    Bills payable primarily represented the bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.

19  TRADE ACCOUNTS PAYABLE
    The ageing analyses of trade accounts payable are as follows:


                                                                        The Group
                                                      At 30 June 2003                   At 31 December 2002
                                           RMB millions                 %      RMB millions                 %

    Within 3 months                              10,246              60.2            11,058              57.6
-----------------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                        4,764              28.0             5,688              29.6
    Over 6 months                                 2,012              11.8             2,466              12.8
-----------------------------------------------------------------------------------------------------------------
                                                 17,022             100.0            19,212             100.0
=================================================================================================================

                                                                       The Company
                                                      At 30 June 2003                   At 31 December 2002
                                           RMB millions                 %      RMB millions                 %

    Within 3 months                              12,223              76.5            13,975              76.3
-----------------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                        2,780              17.4             2,588              14.2
    Over 6 months                                   966               6.1             1,747               9.5
-----------------------------------------------------------------------------------------------------------------
                                                 15,969             100.0            18,310             100.0
=================================================================================================================

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

    At 30 June 2003 and 31 December 2002, the Group and the Company had no individually significant trade accounts payable aged over three years.

20  RECEIPTS IN ADVANCE
    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

    At 30 June 2003 and 31 December 2002, the Group and the Company had no individually significant receipts in advance aged over one year.

21  TAXES PAYABLE

                                                 The Group                         The Company
                                        At 30 June    At 31 December        At 30 June    At 31 December
                                              2003              2002              2003              2002
                                      RMB millions      RMB millions      RMB millions      RMB millions

    Value added tax                           (480)           (1,200)             (945)           (1,077)
----------------------------------------------------------------------------------------------------------
    Consumption tax                            865               947               634               733
----------------------------------------------------------------------------------------------------------
    Income tax                               2,832             2,776             1,639             1,307
----------------------------------------------------------------------------------------------------------
    Business tax                                35                88                11                20
----------------------------------------------------------------------------------------------------------
    Other taxes                                685               769               126               111
----------------------------------------------------------------------------------------------------------
                                             3,937             3,380             1,465             1,094
==========================================================================================================

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant income tax rules and regulations of the PRC during the periods ended 30 June 2002 and 2003, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

22  OTHER PAYABLES
    At 30 June 2003 and 31 December 2002, the Group's and the Company's other payables primarily represented payables for resources compensation fee and education surcharge.

23  OTHER CREDITORS
    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

    At 30 June 2003 and 31 December 2002, the Group and the Company had no individually significant other payables aged over three years.

24  ACCRUED EXPENSES
    At 30 June 2003 and 31 December 2002, the Group's and the Company's accrued expenses primarily represented accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

25  CURRENT PORTION OF LONG-TERM LOANS
    The Group's and the Company's current portion of long-term loans represent:

                                                                     The Group                         The Company
                                                            At 30 June   At 31 December At 30 June At 31 December
                                                                  2003              2002              2003              2002
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Long-term bank loans
------------------------------------------------------------------------------------------------------------------------------
       - Renminbi loans                                          6,696             6,436             5,190             5,194
       -----------------------------------------------------------------------------------------------------------------------
       - Japanese Yen loans                                        316               294               259               243
       -----------------------------------------------------------------------------------------------------------------------
       - US Dollar loans                                         1,351             1,337               206               237
       -----------------------------------------------------------------------------------------------------------------------
       - Hong Kong Dollar loans                                      3                 3                --                --
       -----------------------------------------------------------------------------------------------------------------------
       - Euro loans                                                 55                50                51                47
------------------------------------------------------------------------------------------------------------------------------
                                                                 8,421             8,120             5,706             5,721
------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
------------------------------------------------------------------------------------------------------------------------------
       - Renminbi loans                                            146               148                10                12
       -----------------------------------------------------------------------------------------------------------------------
       - US Dollar loans                                           141               152               101               110
       -----------------------------------------------------------------------------------------------------------------------
                                                                   287               300               111               122
------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from
     Sinopec Group Company and fellow subsidiaries
------------------------------------------------------------------------------------------------------------------------------
       - Renminbi loans                                             80               144                80               144
       -----------------------------------------------------------------------------------------------------------------------
       - US Dollar loans                                             7                 9                 7                 9
                                                                    87               153                87               153
       -----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Total current portion of long-term loans                     8,795             8,573             5,904             5,996
==============================================================================================================================

    At 30 June 2003 and 31 December 2002, the Group and the Company had no significant overdue long-term loan.


26  LONG-TERM LOANS
    The Group's and the Company's long-term loans represent:


                                                                             The Group                   The Company
                                                                      At 30 June At 31 December    At 30 June At 31 December
                                Interest rate and final maturity            2003           2002          2003           2002
                                                                    RMB millions   RMB millions  RMB millions   RMB millions

    Third parties debts
--------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
--------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest rates ranging from
                                interest free to 6.21% per
                                annum at 30 June 2003 with
                                maturities through 2013                   41,911         36,855        30,896         25,884
--------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen loans          Interest rates ranging from
                                0.2% to 7.3% per annum at 30
                                June 2003 with maturities
                                through 2024                               2,241          2,373         2,172          2,280
--------------------------------------------------------------------------------------------------------------------------------
    US  Dollar loans            Interest rates ranging
                                from interest free to
                                7.1% per annum at 30 June 2003
                                with maturities through 2031               3,952          4,294         1,193          1,323
--------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar loans      Floating rate at Hong Kong
                                Prime Rate plus 0.25% per
                                annum at 30 June 2003 with
                                maturities through 2006                        8             10            --             --
--------------------------------------------------------------------------------------------------------------------------------
    Euro loans                  Fixed rates ranging from 6.0%
                                to 7.9% per annum at 30
                                June 2003 with maturities
                                through 2006                                 156            162           148            155
--------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                  8,421          8,120         5,706          5,721
================================================================================================================================
    Long-term bank loans                                                  39,847         35,574        28,703         23,921
--------------------------------------------------------------------------------------------------------------------------------
    Other long-term loans
--------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest rates ranging from
                                interest free to 7.5% per
                                annum at 30 June 2003 with
                                maturities through 2015                      264            277            53             61
--------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans             Interest rates ranging
                                from interest free to
                                3.2% per annum at 30 June 2003
                                with maturities through 2015                 388            438           354            398
--------------------------------------------------------------------------------------------------------------------------------
    Euro loans                  Interest rates ranging from
                                1.8% to 8.1% per annum at
                                30 June 2003 with
                                maturities through 2025                       16             16            16             16
--------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                    287            300           111            122
--------------------------------------------------------------------------------------------------------------------------------
    Other long-term loans                                                    381            431           312            353
--------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities
--------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated        Floating rate at 90% of PBOC's
                                base lending rate per annum
                                at 30 June 2003 with
                                maturities through 2021                      470             --            --             --
--------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated       Floating rate at London
                                Interbank Offer
                                Rate plus 0.7% per annum at
                                30 June 2003 with maturities
                                through 2013                                 662             --            --             --
================================================================================================================================
    Long-term bank loans of jointly controlled entities                    1,132             --            --             --
--------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
--------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest free with maturity in 2020       35,561         35,561        35,561         35,561
--------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest rates ranging from
                                2.2% to 5.5% per annum at 30
                                June 2003 with maturities
                                through 2005                               2,166          2,272         2,081          2,187
--------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans             Interest rates ranging from
                                2.2% to 2.6% per annum at 30
                                June 2003 with maturities
                                through 2006                                  19             23            17             21
--------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                     87            153            87            153
--------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company
     and fellow subsidiaries                                              37,659         37,703        37,572         37,616
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                          79,019         73,708        66,587         61,890
================================================================================================================================

    The maturity analyses of the Group's and the Company's long-term loans are as follows:

                                                          The Group                         The Company
                                                 At 30 June   At 31 December At 30 June At 31 December
                                                       2003              2002              2003              2002
                                               RMB millions      RMB millions      RMB millions      RMB millions

    Between one to two years                         10,909             7,177             6,901             3,876
--------------------------------------------------------------------------------------------------------------------
    Between two to five years                        28,307            25,564            21,383            17,458
--------------------------------------------------------------------------------------------------------------------
    After five years                                 39,803            40,967            38,303            40,556
--------------------------------------------------------------------------------------------------------------------
    Total long-term loans                            79,019            73,708            66,587            61,890
====================================================================================================================

    At 30 June 2003, the Group and the Company had secured loans from third parties amounting to RMB 44 million (2002: RMB 85 million) and RMB 23 million (2002: RMB 23 million) respectively.

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

27  DEBENTURES PAYABLE

                                                                                             The Group
                                                                                  At 30 June       At 31 December
                               Interest rate and final maturity                         2003                 2002
                                                                                RMB millions         RMB millions


    Convertible bonds          Fixed rate at 2.2% per annum at 30 June 2003
                               and redeemable in July 2004                             1,500                1,500
==================================================================================================================

    Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary of the Group on 28 July 1999. The bonds are convertible upon an initial public offering ("IPO") into ordinary shares of the subsidiary from the date of IPO to maturity date.


28  OTHER LONG-TERM PAYABLES
    Other long-term payables primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.


29  SHARE CAPITAL

                                                                           The Group and the Company
                                                                           At 30 June    At 31 December
                                                                                 2003              2002
                                                                         RMB millions      RMB millions
    Registered, issued and fully paid:
------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each              67,122            67,122
    16,780,488,000 H shares of RMB 1.00 each                                   16,780            16,780
    2,800,000,000 A shares of RMB 1.00 each                                     2,800             2,800
------------------------------------------------------------------------------------------------------------------
                                                                               86,702            86,702
==================================================================================================================

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (see Note 1).

    Pursuant to the resolutions passed in an extraordinary general meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    According to Sinopec Group Company's debt-to-equity arrangement, some of the Company's shares held by Sinopec Group Company were transferred to the following state-owned bank and asset management companies. Pursuant to the notice Cai Qi [2000] No. 261 issued by MOF, the Company, having made its global offer of H shares, adjusted the price of shares to be transferred to the following entities, based on the issue price of the H shares, in connection with the debt-to-equity arrangement and the proportion of its state-owned shares. As a result, shares of the Company held by the State Development Bank of China, China Cinda Asset Management Corporation, China Orient Asset Management Corporation, China Huarong Asset Management Corporation are 8,775,570,000 shares, 8,720,650,000 shares, 1,296,410,000 shares and 586,760,000 shares respectively. Shares of the Company held by Sinopec Group Company was adjusted to 47,742,600,000 shares accordingly. Such arrangement was approved by MOF in Cai Qi [2000] No. 754 "Comments on the issues relating to the management of the state-owned equity in China Petroleum and Chemical Corporation".

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

    All the domestic state-owned ordinary shares and H shares rank pari passu in all material respects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

30  CAPITAL RESERVE
    The movements in capital reserve are as follows:

                                                                     The Group and the Company
                                                                     At 30 June    At 31 December
                                                                           2003              2002
                                                                   RMB millions      RMB millions

    Balance at 1 January                                                 36,588            36,297
----------------------------------------------------------------------------------------------------
    Government grants                                                        --               291
----------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                                       36,588            36,588
====================================================================================================


    For the year ended 31 December 2002, the Group received subsidy on investments amounted to RMB 291 million, pursuant to Guo Jing Mao Tou Zi [2002] No. 847 "Notice on the State's Key Technology Reform on Project Fund Plan regarding the Third Batch of State Debt's Special Fund in 2002" issued by MOF. This fund is used for technology improvement projects.

31  SURPLUS RESERVES
    Movements in statutory surplus reserve and statutory public welfare fund are as follows:

                                                        The Group and the Company
                                       Statutory         Statutory     Discretionary
                                         surplus            public           surplus
                                         reserve      welfare fund           reserve             Total
                                    RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January 2002              3,017             3,017                --             6,034
---------------------------------------------------------------------------------------------------------
    Appropriation of net profit            1,412             1,412             7,000             9,824
---------------------------------------------------------------------------------------------------------
    Balance at 31 December 2002            4,429             4,429             7,000            15,858
=========================================================================================================

    Balance at 1 January 2003              4,429             4,429             7,000            15,858
---------------------------------------------------------------------------------------------------------
    Appropriation of net profit              977               977                --             1,954
---------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                5,406             5,406             7,000            17,812
=========================================================================================================

    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

    (a) 10% of the net profit is transferred to the statutory surplus reserve;

    (b) 5% to 10% of the net profit is transferred to the statutory public welfare fund;

    (c) after the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the Annual General Meeting.

32  INCOME FROM PRINCIPAL OPERATIONS
    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in Note 44.

    For the six-month period ended 30 June 2003, revenue from sales to top five customers are RMB 26,700 million (2002: RMB 20,500 million) which accounts for 14% (2002: 15%) of income from principal operations of the Group.

33  SALES TAX AND SURCHARGES


                                            The Group                         The Company
                                        Six-month periods                  Six-month periods
                                          ended 30 June                      ended 30 June
                                         2003              2002              2003              2002
                                 RMB millions      RMB millions      RMB millions      RMB millions

    Consumption tax                     4,511             4,300             3,075             2,872
------------------------------------------------------------------------------------------------------
    City construction tax                 913               774               465               411
------------------------------------------------------------------------------------------------------
    Education surcharge                   433               370               223               196
------------------------------------------------------------------------------------------------------
    Resources tax                         221               282                54                40
------------------------------------------------------------------------------------------------------
    Business tax                           63                50                38                31
------------------------------------------------------------------------------------------------------
                                        6,141             5,776             3,855             3,550
======================================================================================================

34  FINANCIAL EXPENSES

                                                            The Group                         The Company
                                                        Six-month periods                  Six-month periods
                                                          ended 30 June                      ended 30 June
                                                         2003              2002              2003              2002
                                                 RMB millions      RMB millions      RMB millions      RMB millions

    Interest expenses incurred                          2,482             2,791             1,323             1,755
------------------------------------------------------------------------------------------------------------------------
    Less: Capitalised interest expenses                  (130)             (437)              (77)             (276)
------------------------------------------------------------------------------------------------------------------------
    Net interest expenses                               2,352             2,354             1,246             1,479
------------------------------------------------------------------------------------------------------------------------
    Interest income                                      (142)             (130)             (66)               (71)
------------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                38               259                22               212
------------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                (14)              (31)               (2)              (23)
------------------------------------------------------------------------------------------------------------------------
                                                        2,234             2,452             1,200             1,597
========================================================================================================================

35  EXPLORATION EXPENSES
    Exploration expenses include geological and geophysical expenses and write off of dry hole costs.

36  INVESTMENT INCOME

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2003              2002              2003              2002
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Investment income accounted for under the cost method           28                42                54                (1)
---------------------------------------------------------------------------------------------------------------------------------
    Investment income accounted for under the equity method        313               144            11,895             5,923
---------------------------------------------------------------------------------------------------------------------------------
                                                                   341               186            11,949             5,922
=================================================================================================================================

37  NON-OPERATING EXPENSES

                                                                 The Group                         The Company
                                                             Six-month periods                  Six-month periods
                                                               ended 30 June                      ended 30 June
                                                              2003              2002              2003              2002
                                                      RMB millions      RMB millions      RMB millions      RMB millions

    Loss on disposal of fixed assets                           246               117               110                64
---------------------------------------------------------------------------------------------------------------------------
    Fines, penalties and compensation                           20                34                20                34
    Donation                                                    56                22                33                16
    Impairment of fixed assets                                 264                --               264                --
    Others                                                     182               172               141               135
---------------------------------------------------------------------------------------------------------------------------
                                                               768               345               568               249
===========================================================================================================================

38  INCOME TAX

                                                              The Group                         The Company
                                                          Six-month periods                  Six-month periods
                                                            ended 30 June                      ended 30 June
                                                           2003              2002              2003              2002
                                                   RMB millions      RMB millions      RMB millions      RMB millions

    Provision for PRC income tax                          5,189             2,026             4,976             1,939
--------------------------------------------------------------------------------------------------------------------------
    Deferred taxation                                      (427)              148              (417)              130
--------------------------------------------------------------------------------------------------------------------------
                                                          4,762             2,174             4,559             2,069
==========================================================================================================================

39  DIVIDENDS
    Pursuant to the shareholder's approval at the Annual General Meeting on 10 June 2003, the Board of Directors was authorised to declare the interim dividends for the year ending 2003. According to the resolution passed at the Directors' meeting on 22 August 2003, an interim dividend for the year ending 2003 of RMB 0.03 (2002: RMB 0.02) per share totalling RMB 2,601 million (2002: RMB 1,734 million) was declared. As the Directors' meeting was held after the balance sheet date, the interim dividend for the year ending 2003 has been presented separately as "dividend declared after the balance sheet date" under the undistributed profits.

    Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2002 was declared and paid on 30 June 2003.

    Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2001 was declared and paid on 8 August 2002.

40  RELATED PARTIES AND RELATED PARTY TRANSACTIONS
    (a) Related parties having the ability to exercise control over the Group

        The name of the company          :     China Petrochemical Corporation
                                               ("Sinopec Group Company")
        Registered address               :     No. 6A, Huixin East Street,
                                               Chaoyang District, Beijing
        Principal activities             :     Processing crude oil into refined
                                               products and petrochemical
                                               products, petrochemical
                                               products which include:
                                               petrochemical products made from
                                               crude oil and natural gas;
                                               production, sale and import and
                                               export of synthetic fibre and
                                               synthetic fibre monomer.
        Relationship with the Group      :     Ultimate holding company
        Types of legal entity            :     State-owned
        Authorised representative        :     Chen Tonghai
        Registered capital               :     RMB 104,912 million

        There is no movement in the above registered capital for the six-month period ended 30 June 2003.

        As at 30 June 2003, Sinopec Group Company held 55.1% shares of the Company and there is no change on percentage shareholdings during this reporting period.

    (b) Related parties not having the ability to exercise control over the Group

        Sinopec Finance Company Limited Nanjing Chemical Industry Company Limited Zhongyuan Petrochemical Company Sichuan Vinylon Company Nanjing Petrochemical Company Qingjiang Petrochemical Limited Liability Company Baoding Petrochemical Company Maoming Ethylene Plant Luoyang Petrochemical Polypropylene Industrial Company Baling Petrochemical Yueyang Petrochemical Company Tianjin United Chemical Company Zhanjiang Dongxing Petroleum Corporation Company Limited

        The above companies and the Company are under common control of a parent company.

    (c) The principal related party transactions carried out in the ordinary course of business are as follows:

                                                                                        Six-month periods ended 30 June
                                                                             Note               2003              2002
                                                                                        RMB millions      RMB millions
       Sales of goods                                                         (i)             19,861            14,785
       -----------------------------------------------------------------------------------------------------------------
       Purchases                                                             (ii)             15,470            10,320
       -----------------------------------------------------------------------------------------------------------------
       Transportation and storage                                            (iii)               789               619
       -----------------------------------------------------------------------------------------------------------------
       Exploration and development services                                  (iv)              6,849             5,273
       -----------------------------------------------------------------------------------------------------------------
       Production related services                                            (v)              3,921             2,792
       -----------------------------------------------------------------------------------------------------------------
       Ancillary and social services                                         (vi)                940               982
       -----------------------------------------------------------------------------------------------------------------
       Operating lease charges                                               (vii)             1,424             1,358
       -----------------------------------------------------------------------------------------------------------------
       Agency commission income                                             (viii)                22                 2
       -----------------------------------------------------------------------------------------------------------------
       Intellectual property license fee paid                                (ix)                  5                 5
       -----------------------------------------------------------------------------------------------------------------
       Interest received                                                      (x)                 34                28
       -----------------------------------------------------------------------------------------------------------------
       Interest paid                                                         (xi)                318               226
       -----------------------------------------------------------------------------------------------------------------
       Net deposits placed with /(withdrawn from) related parties            (xii)             1,063            (1,816)
       -----------------------------------------------------------------------------------------------------------------
       Net loans obtained from related parties                              (xiii)             2,323             1,620
       -----------------------------------------------------------------------------------------------------------------


       The amounts set out in the table above in respect of the six-month periods ended 30 June 2003 and 2002 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

       At 30 June 2003 and 31 December 2002, there was no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

       Notes:

       (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

       (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

       (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

       (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

       (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

       (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

       (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

       (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

       (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

       (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balances of deposits at 31 December 2002 and 30 June 2003 were RMB 5,702 million and RMB 6,765 million respectively.

       (xi) Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited.

       (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

       (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited. The calculated periodic balance of average loan for the six-month period ended 30 June 2003, which is based on monthly average balances, was RMB 42,051 million (2002: RMB 39,291 million).

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2003. The terms of these agreements are summarised as follows:

       (a) The Company entered into an Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company agrees not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

       o   the government-prescribed price;
       o where there is no government-prescribed price, the government guidance price;
       o where there is neither a government-prescribed price nor a government guidance price, the market price; or ?where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost kincurred in providing such services plus a profit margin not exceeding 6%.

       (b) The Company has entered into an Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec
           Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

       (c) The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings at a rental of approximately RMB 2,007 million and RMB 482 million per annum respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amounts not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months' notice to Sinopec Group Company.

       (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

       (e) The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

       (f) The Company has entered into a service stations franchise agreement with Sinopec Group Company under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

    (g) Balances with related parties

        The balances with the Group's related parties at 30 June 2003 and 31 December 2002 are as follows:


                                              The ultimate holding company          Other related companies
                                               At 30 June   At 31 December At 30 June At 31 December
                                                     2003              2002              2003              2002
                                             RMB millions      RMB millions      RMB millions      RMB millions
       Trade accounts receivable                       --                62             2,923             2,566
       -----------------------------------------------------------------------------------------------------------
       Advance payments                                --                 6             2,375               578
       -----------------------------------------------------------------------------------------------------------
       Other receivables                            3,109             3,509             6,557             7,621
       -----------------------------------------------------------------------------------------------------------
       Trade accounts payable                          20                --             1,018             2,103
       -----------------------------------------------------------------------------------------------------------
       Receipts in advance                             44                77               460               264
       -----------------------------------------------------------------------------------------------------------
       Other creditors                                  4                18            12,060             9,608
       -----------------------------------------------------------------------------------------------------------
       Short-term loans                                --                --             6,554             4,121
       -----------------------------------------------------------------------------------------------------------
       Long-term loans (Note)                          --                --            37,746            37,856
       -----------------------------------------------------------------------------------------------------------

       Note: The Sinopec Group Company had borrowed an interest free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

41  PRINCIPAL SUBSIDIARIES
    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the six-month period ended 30 June 2003. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group:

                                                            Percentage of
                                              Registered           equity
                                         capital/paid-up      held by the
    Name of company                              capital          Company    Principal activities
                                            RMB millions
    China Petrochemical International              1,400           100.00    Trading of crude oil and petrochemical products
     Company Limited
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical           3,374            70.01    Manufacturing of chemical products
     Company Limited
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                  1,700           100.00    Marketing and distribution of
                                                                             refined petroleum products
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield                      30,028           100.00    Exploration and production of crude oil
     Company Limited                                                         and natural gas
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical                   2,253        (i) 50.00    Manufacturing of plastics, intermediate
     Company Limited                                                         petrochemical products and petroleum products
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and               1,064 and            99.81    Manufacturing of intermediate petrochemical
     Chemical Company Limited                  RMB 1,500                     products and petroleum products
                                       convertible bonds
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical                     1,950            82.05    Manufacturing of intermediate
     Company Limited                                                         petrochemical products and petroleum products
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical                 7,200            55.56    Manufacturing of synthetic fibres,
     Company Limited                                                         resin and plastics, intermediate petrochemical products
                                                                             and petroleum products
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining Chemical         1,154            79.73    Manufacturing of intermediate
     Company Limited                                                         petrochemical products and petroleum products
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited             HK$ 104            72.40    Trading of crude oil and petroleum products
    Sinopec Wuhan Petroleum Group                    147        (i) 46.25    Marketing and distribution of
     Company Limited                                                         refined petroleum products
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix                            519        (i) 40.72    Manufacturing of petrochemical
     Company Limited                                                         products and petroleum products
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical                   2,330            84.98    Manufacturing of intermediate
     Company Limited                                                         petrochemical products and petroleum products
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre                 4,000        (i) 42.00    Production and sale of polyester chips and
     Company Limited                                                         polyester fibres
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and                   2,524            71.32    Manufacturing of intermediate petrochemical
     Chemical Company Limited                                                products and petroleum products
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum                      816            75.00    Exploration and production of crude oil and
     Company Limited                                                         natural gas
    ------------------------------------------------------------------------------------------------------------------------------

    (i) The Company consolidated the results of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

42  COMMITMENTS

    Operating lease commitments
    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2003 and 31 December 2002, the future minimum lease payments under operating leases are as follows:

                                                  The Group                         The Company
                                         At 30 June    At 31 December        At 30 June    At 31 December
                                               2003              2002              2003              2002
                                       RMB millions      RMB millions      RMB millions      RMB millions

    Within one year                           2,639             2,726             2,457             2,629
    ---------------------------------------------------------------------------------------------------------
    Between one to two years                  2,593             2,666             2,508             2,585
    ---------------------------------------------------------------------------------------------------------
    Between two to three years                2,581             2,647             2,497             2,568
    ---------------------------------------------------------------------------------------------------------
    Between three to four years               2,566             2,635             2,484             2,557
    ---------------------------------------------------------------------------------------------------------
    Between four to five years                2,557             2,609             2,476             2,531
    ---------------------------------------------------------------------------------------------------------
    After five years                         82,233            83,718            80,847            82,231
    ---------------------------------------------------------------------------------------------------------
                                             95,169            97,001            93,269            95,101
    =========================================================================================================


    Capital commitments
    At 30 June 2003 and 31 December 2002, the capital commitments were as follows:

                                                                       At 30 June    At 31 December
                                                                             2003              2002
                                                                     RMB millions      RMB millions
    The Group
    ------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                          21,133            24,764
    ------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                      32,934            34,988
    ------------------------------------------------------------------------------------------------------
                                                                           54,067            59,752
    ======================================================================================================
    Jointly controlled entities
    ------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                           4,447             5,481
    ------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                       4,993             6,027
    ------------------------------------------------------------------------------------------------------
                                                                            9,440            11,508
    ======================================================================================================
    The Company
    ------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                          12,613            15,218
    Authorised but not contracted for                                      20,868            27,115
    ------------------------------------------------------------------------------------------------------
                                                                           33,481            42,333
    ======================================================================================================

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of the production licenses issued to the Group is 55 years as a special dispensation was given by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 17 million for the six-month period ended 30 June 2003 (2002: RMB 22 million).

    Estimated future annual payments are as follows:

                                                 The Group                         The Company
                                        At 30 June   At 31 December At 30 June At 31 December
                                              2003              2002              2003              2002
                                      RMB millions      RMB millions      RMB millions      RMB millions

    Within one year                             85                55                50                37
    -------------------------------------------------------------------------------------------------------
    Between one to two years                    75                76                43                45
    -------------------------------------------------------------------------------------------------------
    Between two to three years                  70                66                38                35
    -------------------------------------------------------------------------------------------------------
    Between three to four years                 63                63                24                28
    -------------------------------------------------------------------------------------------------------
    Between four to five years                  37                43                22                12
    -------------------------------------------------------------------------------------------------------
    After five years                           274               263               127               109
    -------------------------------------------------------------------------------------------------------
                                               604               566               304               266
    =======================================================================================================

43  CONTINGENT LIABILITIES
    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 30 June 2003 and 31 December 2002, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below were as follows:

                                                                   The Group                         The Company
                                                          At 30 June   At 31 December At 30 June At 31 December
                                                                2003              2002              2003              2002
                                                        RMB millions      RMB millions      RMB millions      RMB millions

       Associates and jointly controlled entities              5,115             7,492            11,697             7,017
     -------------------------------------------------------------------------------------------------------------------------
       Third parties                                              41                30                --                --
     -------------------------------------------------------------------------------------------------------------------------
                                                               5,156             7,522            11,697             7,017
     =========================================================================================================================

     The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2003 and 31 December 2002, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

     Environmental contingencies
     To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 85 million for the six-month period ended 30 June 2003 (2002: RMB 105 million).

     Legal contingencies
     The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

44   SEGMENTAL INFORMATION
     The Group has five operating segments as follows:

     (i) Exploration and production - which explores and develops oil fields, produces crude oil and natural gas and sells such products to the Refining Segment of the Company and external customers.

     (ii) Refining - which processes and purifies crude oil, which is sourced from the Exploration and Production Segment of the Group and external suppliers, and manufactures and sells petroleum products to the Chemicals and Marketing and Distribution Segments of the Company and external customers.

     (iii) Marketing and distribution - which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

     (iv) Chemicals - which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

     (v) Others - which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

                                                                               Six-month periods
                                                                                 ended 30 June
                                                                                2003              2002
                                                                        RMB millions      RMB millions
    Income from principal operations
    -------------------------------------------------------------------------------------------------------------
    Exploration and production
    -------------------------------------------------------------------------------------------------------------
       External sales                                                          7,083             5,185
       ----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                    24,980            17,252
       ----------------------------------------------------------------------------------------------------------
                                                                              32,063            22,437
    -------------------------------------------------------------------------------------------------------------
    Refining
    -------------------------------------------------------------------------------------------------------------
       External sales                                                         26,909            21,991
       ----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                   100,690            69,500
       ----------------------------------------------------------------------------------------------------------
                                                                             127,599            91,491
    -------------------------------------------------------------------------------------------------------------
    Marketing and distribution
    -------------------------------------------------------------------------------------------------------------
       External sales                                                        110,231            81,081
       ----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                     1,630             1,281
       ----------------------------------------------------------------------------------------------------------
                                                                             111,861            82,362
    -------------------------------------------------------------------------------------------------------------
    Chemicals
    -------------------------------------------------------------------------------------------------------------
       External sales                                                         35,554            24,800
       ----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                     3,590             2,760
       ----------------------------------------------------------------------------------------------------------
                                                                              39,144            27,560
    -------------------------------------------------------------------------------------------------------------
    Others
    -------------------------------------------------------------------------------------------------------------
       External sales                                                         15,065             7,571
       ----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                    13,400             3,518
       ----------------------------------------------------------------------------------------------------------
                                                                              28,465            11,089
    -------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                      (144,290)          (94,311)
    -------------------------------------------------------------------------------------------------------------
    Income from principal operations                                         194,842           140,628
    =============================================================================================================
    Cost of sales, sales taxes and surcharges
    -------------------------------------------------------------------------------------------------------------
    Exploration and production                                                16,345            13,570
    -------------------------------------------------------------------------------------------------------------
    Refining                                                                 123,141            87,522
    -------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                98,271            72,349
    -------------------------------------------------------------------------------------------------------------
    Chemicals                                                                 35,713            25,283
    -------------------------------------------------------------------------------------------------------------
    Others                                                                    28,249            11,004
    -------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment cost of sales                              (143,275)          (94,580)
    -------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges                                158,444           115,148
    =============================================================================================================
    Profit from principal operations
    -------------------------------------------------------------------------------------------------------------
    Exploration and production                                                14,784             9,216
    -------------------------------------------------------------------------------------------------------------
    Refining                                                                   4,377             3,889
    -------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                13,590            10,013
    -------------------------------------------------------------------------------------------------------------
    Chemicals                                                                  3,431             2,277
    -------------------------------------------------------------------------------------------------------------
    Others                                                                       216                85
    -------------------------------------------------------------------------------------------------------------
    Profit from principal operations                                          36,398            25,480
    =============================================================================================================


45  POST BALANCE SHEET EVENTS
    Except for disclosed in Note 39, the Board of Directors declared interim dividends for 2003 on 22 August 2003, the Group and the Company do not have other post balance sheet event at 30 June 2003.

46  OTHER SIGNIFICANT EVENTS
    The Group does not have any other significant event required to disclose as at the approval date of these financial statements.

REPORT OF THE INTERNATIONAL AUDITORS

[KPMG LOGO GRAPHIC OMITTED]

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the interim financial statements on pages 71 to 97 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of interim financial statements which give a true and fair view. In preparing interim financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those interim financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the interim financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the interim financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the interim financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the interim financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2003 and of the Group's profit and cash flows for the six-month period ended 30 June 2003 and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.






KPMG
Certified Public Accountants
Hong Kong, China, 22 August 2003



(B)  INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL
     REPORTING STANDARDS ("IFRS")
     CONSOLIDATED INCOME STATEMENT
     for the six-month period ended 30 June 2003
     (Amounts in millions, except per share data)
                                                                                                 Six-month periods
                                                                                                   ended 30 June
                                                                               Note             2003              2002
                                                                                                 RMB               RMB
Turnover and other operating revenues
--------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                     3           194,842           140,628
    ----------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                     4             7,632             5,569
    ----------------------------------------------------------------------------------------------------------------------
                                                                                             202,474           146,197
--------------------------------------------------------------------------------------------------------------------------
Operating expenses
--------------------------------------------------------------------------------------------------------------------------
    Purchased crude oil, products and operating supplies and expenses                       (142,681)         (100,571)
    ----------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses                                 5           (11,272)           (9,814)
    ----------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                 (12,444)          (11,346)
    ----------------------------------------------------------------------------------------------------------------------
    Exploration expenses, including dry holes                                                 (2,784)           (1,909)
    ----------------------------------------------------------------------------------------------------------------------
    Personnel expenses                                                           6            (8,031)           (5,873)
    ----------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                                  7            (6,141)           (5,776)
    ----------------------------------------------------------------------------------------------------------------------
    Other operating expenses, net                                                8              (685)             (201)
--------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                                             (184,038)         (135,490)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                              18,436            10,707
--------------------------------------------------------------------------------------------------------------------------
Finance costs
--------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                             9            (2,119)           (2,263)
    ----------------------------------------------------------------------------------------------------------------------
    Interest income                                                                              142               130
    ----------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                                                      (38)             (259)
    ----------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                                                        14                31
    ----------------------------------------------------------------------------------------------------------------------
       Net finance costs                                                                      (2,001)           (2,361)
       -------------------------------------------------------------------------------------------------------------------
Investment income                                                                                 28                42
--------------------------------------------------------------------------------------------------------------------------
Share of profits less losses from associates                                                     271                90
--------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities before taxation                                               16,734             8,478
--------------------------------------------------------------------------------------------------------------------------
Taxation                                                                        10            (5,261)           (2,594)
--------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities after taxation                                                11,473             5,884
--------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                              (772)             (451)
==========================================================================================================================
Profit attributable to shareholders                                                           10,701             5,433
--------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                        11              0.12              0.06
==========================================================================================================================
Dividends attributable for the period:
--------------------------------------------------------------------------------------------------------------------------
Interim dividend declared after the balance sheet date                          12             2,601             1,734
==========================================================================================================================





The notes on pages 76 to 97 form part of these interim financial statements.

CONSOLIDATED BALANCE SHEET
at 30 June 2003
(Amounts in millions)

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2003              2002
                                                                                                       RMB               RMB
Non-current assets
---------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                                 13               237,578           238,822
    -----------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                      14                30,273            21,504
    -----------------------------------------------------------------------------------------------------------------------------
    Investments                                                                   15                 2,507             2,554
    -----------------------------------------------------------------------------------------------------------------------------
    Interests in associates                                                       16                 7,799             7,917
    -----------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets                                                           21                 1,072               732
    -----------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                                                  798               803
    -----------------------------------------------------------------------------------------------------------------------------
    Other assets                                                                                     1,544             1,665
---------------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                           281,571           273,997
---------------------------------------------------------------------------------------------------------------------------------
Current assets
---------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                       19,469            17,699
    -----------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                        2,375             1,013
    -----------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                     18                11,728            10,670
    -----------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                              18                 5,159             4,684
    -----------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                   19                46,116            46,297
    -----------------------------------------------------------------------------------------------------------------------------
    Prepaid expenses and other current assets                                     20                22,793            21,521
---------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               107,640           101,884
---------------------------------------------------------------------------------------------------------------------------------
Current liabilities
---------------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                              22                24,686            31,278
    -----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                      22                 6,641             4,274
    -----------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                        23                17,022            19,212
    -----------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                 23                32,566            30,139
    -----------------------------------------------------------------------------------------------------------------------------
    Accrued expenses and other payables                                           24                35,186            29,755
    -----------------------------------------------------------------------------------------------------------------------------
    Income tax payable                                                                               2,832             2,776
---------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          118,933           117,434
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                            (11,293)          (15,550)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                              270,278           258,447
---------------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
---------------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                               22                42,860            37,505
    -----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                      22                37,659            37,703
    -----------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                                      21                 4,015             3,599
    -----------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                                                1,411             1,235
---------------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                       85,945            80,042
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                  24,349            23,920
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                         159,984           154,485
=================================================================================================================================
Shareholders' funds
---------------------------------------------------------------------------------------------------------------------------------
Share capital                                                                     25                86,702            86,702
---------------------------------------------------------------------------------------------------------------------------------
Reserves                                                                                            73,282            67,783
=================================================================================================================================
                                                                                                   159,984           154,485
=================================================================================================================================

Approved and authorised for issue by the board of directors on 22 August 2003.



Chen Tonghai                              Wang Jiming                              Zhang Jiaren
Chairman                                  Vice Chairman and President              Director, Senior Vice President and
                                                                                   Chief Financial Officer



The notes on pages 76 to 97 form part of these interim financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2003
(Amounts in millions)

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                 Note                 2003              2002
                                                                                                       RMB               RMB
Cash flows from operating activities                                              (a)               27,855            18,496
-------------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities
-------------------------------------------------------------------------------------------------------------------------------
    Capital expenditure                                                                            (18,835)          (15,432)
    ---------------------------------------------------------------------------------------------------------------------------
    Capital expenditure of jointly controlled entities                                              (1,942)               --
    ---------------------------------------------------------------------------------------------------------------------------
    Purchase of investments and investments in associates                                              (61)           (1,003)
    ---------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of investments and investments in associates                                 95                84
    ---------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of property, plant and equipment                                            279               283
    ---------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                           (1,804)           (1,134)
    ---------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              442               893
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                              (21,826)          (16,309)
-------------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
-------------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans                                                             102,590           132,662
    ---------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans of jointly controlled entities                                1,132                --
    ---------------------------------------------------------------------------------------------------------------------------
    Repayments of bank and other loans                                                            (102,642)         (136,836)
    ---------------------------------------------------------------------------------------------------------------------------
    Distributions to minority interests                                                               (149)              (84)
    ---------------------------------------------------------------------------------------------------------------------------
    Contributions from minority interests                                                               12               182
    ---------------------------------------------------------------------------------------------------------------------------
    Dividend paid                                                                                   (5,202)               --
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                               (4,259)           (4,076)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                                 1,770            (1,889)
-------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate                                                                         --                 4
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                                                    17,699            21,023
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                          19,469            19,138
===============================================================================================================================



The notes on pages 76 to 97 form part of these interim financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the six-month period ended 30 June 2003
(Amounts in millions)

(a) Reconciliation of profit from ordinary activities before taxation to cash flows from operating activities

                                                                                                        Six-month periods
                                                                                                          ended 30 June
                                                                                                      2003              2002
                                                                                                       RMB               RMB

    Profit from ordinary activities before taxation                                                 16,734             8,478
    ----------------------------------------------------------------------------------------------------------------------------
    Adjustments for:
    ----------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                        12,444            11,346
    ----------------------------------------------------------------------------------------------------------------------------
    Dry hole costs                                                                                   1,238               623
    ----------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates                                                      (271)              (90)
    ----------------------------------------------------------------------------------------------------------------------------
    Investment income                                                                                  (28)              (42)
    ----------------------------------------------------------------------------------------------------------------------------
    Interest income                                                                                   (142)             (130)
    ----------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                                 2,119             2,263
    ----------------------------------------------------------------------------------------------------------------------------
    Unrealised foreign exchange loss                                                                     6               252
    ----------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of property, plant and equipment, net                                             234                92
    ----------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets                                                             269                --
    ----------------------------------------------------------------------------------------------------------------------------
    Increase in trade accounts receivable                                                           (1,058)           (2,183)
    ----------------------------------------------------------------------------------------------------------------------------
    Increase in bills receivable                                                                      (475)             (774)
    ----------------------------------------------------------------------------------------------------------------------------
    Decrease/(increase) in inventories                                                                 181            (1,497)
    ----------------------------------------------------------------------------------------------------------------------------
    (Increase)/decrease in prepaid expenses and other current assets                                (1,054)              114
    ----------------------------------------------------------------------------------------------------------------------------
    Decrease in lease prepayments                                                                       12                12
    ----------------------------------------------------------------------------------------------------------------------------
    Increase in other assets                                                                           (64)             (333)
    ----------------------------------------------------------------------------------------------------------------------------
    (Decrease)/increase in trade accounts payable                                                   (2,190)              862
    ----------------------------------------------------------------------------------------------------------------------------
    Increase in bills payable                                                                        2,427             6,881
    ----------------------------------------------------------------------------------------------------------------------------
    Increase/(decrease) in accrued expenses and other payables                                       4,420            (2,443)
    ----------------------------------------------------------------------------------------------------------------------------
    Increase/(decrease) in other liabilities                                                           176              (105)
    ----------------------------------------------------------------------------------------------------------------------------
    Cash generated from operations                                                                  34,978            23,326
    ----------------------------------------------------------------------------------------------------------------------------
    Interest received                                                                                  140               144
    ----------------------------------------------------------------------------------------------------------------------------
    Interest paid                                                                                   (2,433)           (3,245)
    ----------------------------------------------------------------------------------------------------------------------------
    Investment and dividend income received                                                            231                33
    ----------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                 (5,061)           (1,762)
    ----------------------------------------------------------------------------------------------------------------------------
    Cash flows from operating activities                                                            27,855            18,496
    ============================================================================================================================


The notes on pages 76 to 97 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS for the six-month period ended 30 June 2003
(Amounts in millions, except per share data)

                                                                            Statutory
                                                                   Statutory         public    Discretionary
                                Share   Capital     Share Revaluation       surplus   welfare   surplus   Other    Retained
                              capital   reserve   premium   reserve  reserve      fund   reserve  reserves earnings     Total
                                  RMB      RMB       RMB       RMB      RMB       RMB       RMB       RMB      RMB       RMB
Shareholders' funds at
1 January 2002                  86,702   (18,878)  18,072    33,025     3,017     3,017        --        --    22,714   147,669
---------------------------------------------------------------------------------------------------------------------------------
Final dividend for 2001
(Note 12)                           --       --        --        --        --        --        --        --    (6,936)   (6,936)
---------------------------------------------------------------------------------------------------------------------------------
Profit attributable to
shareholders                        --       --        --        --        --        --        --        --     5,433     5,433
---------------------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a) and (b))    --       --        --        --       450       450        --        --      (900)       --
---------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised        --       --        --      (166)       --        --        --        --       166        --
---------------------------------------------------------------------------------------------------------------------------------
Elimination of surplus on
land use rights (Note (e))          --        --       --      (840)       --        --        --       246        --      (594)
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax on land use
rights (Note (e))                   --        --        --       --        --        --        --        (3)        3       --
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at
30 June 2002                    86,702   (18,878)   18,072    32,019    3,467     3,467        --       243    20,480   145,572
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at
1 January 2003                  86,702   (18,878)   18,072    31,641    4,429     4,429     7,000       241    20,849   154,485
---------------------------------------------------------------------------------------------------------------------------------
Final dividend for 2002
(Note 12)                           --        --        --        --       --        --        --        --    (5,202)  (5,202)
---------------------------------------------------------------------------------------------------------------------------------
Profit attributable
to shareholders                     --        --        --        --       --        --        --        --    10,701   10,701
---------------------------------------------------------------------------------------------------------------------------------
Appropriation
(Note (a) and (b))                  --        --        --        --      977       977        --        --    (1,954)       --
---------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised        --       --         --      (250)      --        --        --        --       250        --
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax on land use
rights (Note (e))                   --        --        --        --       --        --        --        (2)        2        --
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
at 30 June 2003                 86,702   (18,878)   18,072     31,391   5,406     5,406     7,000       239    24,646   159,984
---------------------------------------------------------------------------------------------------------------------------------

Notes:

(a) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

    Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the six-month period ended 30 June 2003, the Company transferred RMB 977 million, being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this reserve. During the six-month period ended 30 June 2002, the Company transferred RMB 450 million, being 10% of the net profit for the six-month period ended 30 June 2002 determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

(b) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

    Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, the Board of Directors was authorised to determine the amount of the transfer. The directors authorised the transfer of RMB 977 million, being 10% of the net profit for the six-month period ended 30 June 2003 determined in accordance with the PRC Accounting Rules and Regulations, to this fund. During the six-month period ended 30 June 2002, the Company transferred RMB 450 million, being 10% of the net profit for the six-month period ended 30 June 2002 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

(c) The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d) According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 30 June 2003, the amount of retained profits available for distribution was RMB 15,178 million, being the amount determined in accordance with the PRC Accounting Rules and Regulations.

(e) Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost. Accordingly, the surplus on the revaluation of land use rights credited to revaluation reserve previously, net of minority interests, was eliminated during the six-month period ended 30 June 2002. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the years prior to the change. As a result of the tax deductibility of the revaluation surplus, a deferred tax asset, net of minority interests, is created with a corresponding increase in other reserves.

(f) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the consideration paid over the amount of the net assets acquired from Sinopec National Star.

(g) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.




The notes on pages 76 to 97 form part of these interim financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2003

1   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities
    China Petroleum & Chemical Corporation ("the Company") is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as "the Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China ("the PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation ("the Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning 31 December 1999. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations").

    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition").

    As the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the interim financial statements of the Group for periods prior to the combination have been restated to include the results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group was treated as an equity transaction.

    Basis of presentation
    The accompanying interim financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

    The accompanying interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 13). The accounting policies described in Note 2 have been consistently applied by the Group. As described in note (e) to the consolidated statement of changes in shareholders' funds, land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset as at 1 January 2002.

    The preparation of the interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2   PRINCIPAL ACCOUNTING POLICIES

    (a)Basis of consolidation
       The consolidated interim financial statements include the interim financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

       The results of subsidiaries are included in the consolidated income statement from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit from ordinary activities after taxation. All significant inter-company balances and transactions and any unrealised gains arising from intercompany transactions are eliminated on consolidation.

       The particulars of the Group's principal subsidiaries are set out in
       Note 30.

    (b)Translation of foreign currencies
       The functional and reporting currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date.

       Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c)Cash and cash equivalents
       Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

    (d)Trade accounts receivable
       Trade accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

    (e)Inventories
       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

       Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f)Property, plant and equipment
       An item of property, plant and equipment is initially recorded at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 13), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

       Gains or losses arising from the retirement or disposal of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

       Depreciation is provided to write off the cost/revalued amount of each asset, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

       Buildings                                                 15 to 45 years
       Plant, machinery, equipment, oil depots and others         4 to 18 years
       Service stations                                                25 years

    (g)Oil and gas properties
       The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

       Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

    (h)Lease prepayments
       Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

    (i)Construction in progress
       Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

       Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

       No depreciation is provided in respect of construction in progress.

    (j)Investments
       Investments in unlisted equity securities are stated at cost less provision for impairment losses. A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

    (k)Interests in associates
       An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

       Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

    (l)Jointly controlled entities
       A jointly controlled entity is an entity over which the Group can exercise joint control with other ventures. Joint control is the contractually agreed sharing of control over an economic activity.

       The Group's interests in jointly controlled entities are accounted for on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity's turnover and expenses with each major turnover and expenses caption of the Group's income statement and combines its proportionate share of the jointly controlled entity's assets and liabilities with each major asset and liability caption of the Group's balance sheet.

    (m)Provisions
       A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

    (n)Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

    (o)Borrowing costs
       Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (p)Repairs and maintenance expenditure
       Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.

    (q)Environmental expenditures
       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

       Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (r)Research and development costs
       Research and development costs are recognised as expenses in the period in which they are incurred.

    (s)Operating leases
       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (t)Retirement benefits
       The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 28.

    (u)Impairment loss
       The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

       The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

    (v)Income tax
       Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

    (w)Dividends
       Dividends are recognised as a liability in the period in which they are declared.

    (x)Segmental reporting
       A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3   TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4   OTHER OPERATING REVENUES

                                                                             Six-month periods
                                                                               ended 30 June
                                                                            2003              2002
                                                                    RMB millions      RMB millions
    Sale of materials, service and others                                  7,524             5,486
    ------------------------------------------------------------------------------------------------
    Rental income                                                            108                83
    ------------------------------------------------------------------------------------------------
                                                                           7,632             5,569
    ================================================================================================



5   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    The following items are included in selling, general and administrative expenses:
                                                                          Six-month periods
                                                                            ended 30 June
                                                                         2003              2002
                                                                 RMB millions      RMB millions

    Research and development costs                                        883               554
    ------------------------------------------------------------------------------------------------
    Operating lease charges                                             1,620             1,527
    ================================================================================================


6   PERSONNEL EXPENSES

                                                                        Six-month periods
                                                                          ended 30 June
                                                                       2003              2002
                                                               RMB millions      RMB millions

    Wages and salaries                                                6,014             4,256
    ----------------------------------------------------------------------------------------------
    Staff welfare                                                       775               575
    ----------------------------------------------------------------------------------------------
    Contributions to retirement schemes                                 851               682
    ----------------------------------------------------------------------------------------------
    Social security contributions                                       391               360
    ----------------------------------------------------------------------------------------------
                                                                      8,031             5,873
    ==============================================================================================


7   TAXES OTHER THAN INCOME TAX

                                                                         Six-month periods
                                                                           ended 30 June
                                                                        2003              2002
                                                                RMB millions      RMB millions
    Consumption tax                                                    4,511             4,300
    ----------------------------------------------------------------------------------------------
    City construction tax                                                913               774
    ----------------------------------------------------------------------------------------------
    Education surcharge                                                  433               370
    ----------------------------------------------------------------------------------------------
    Resources tax                                                        221               282
    ----------------------------------------------------------------------------------------------
    Business tax                                                          63                50
    ----------------------------------------------------------------------------------------------
                                                                       6,141             5,776
    ==============================================================================================

    Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8   OTHER OPERATING EXPENSES, NET

                                                                                 Six-month periods
                                                                                   ended 30 June
                                                                                2003              2002
                                                                        RMB millions      RMB millions

    Fines, penalties and compensations                                            18                32
    ---------------------------------------------------------------------------------------------------
    Donations                                                                     56                22
    ---------------------------------------------------------------------------------------------------
    Loss on disposal of property, plant and equipment, net                       234                92
    ---------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets                                       269                --
    ---------------------------------------------------------------------------------------------------
    Others                                                                       108                55
    ---------------------------------------------------------------------------------------------------
                                                                                 685               201
    ===================================================================================================

9   INTEREST EXPENSE

                                                                                Six-month periods
                                                                                  ended 30 June
                                                                               2003              2002
                                                                       RMB millions      RMB millions

    Interest expense incurred                                                 2,482             2,791
    ---------------------------------------------------------------------------------------------------
    Less: Interest expense capitalised*                                        (363)             (528)
    ---------------------------------------------------------------------------------------------------
    Interest expense                                                          2,119             2,263
    ---------------------------------------------------------------------------------------------------
    * Interest rates per annum at which borrowing costs
      were capitalised for construction in progress                      3.1% to 6.1%      3.1% to 6.2%
    ===================================================================================================

10  TAXATION
    Taxation in the consolidated income statement represents:

                                                                            Six-month periods
                                                                              ended 30 June
                                                                           2003              2002
                                                                   RMB millions      RMB millions
    Provision for PRC income tax
    -------------------------------------------------------------------------------------------------
       - the Group                                                        5,117             1,994
       ----------------------------------------------------------------------------------------------
       - associates                                                          68                14
       ----------------------------------------------------------------------------------------------
    Deferred taxation                                                        76               586
    -------------------------------------------------------------------------------------------------
                                                                          5,261             2,594
    ===================================================================================================



    A reconciliation of the expected tax with the actual tax expense is as follows:

                                                                                   Six-month periods
                                                                                     ended 30 June
                                                                                  2003              2002
                                                                           RMB millions      RMB millions

    Profit from ordinary activities before taxation                             16,734             8,478
    -------------------------------------------------------------------------------------------------------
    Expected PRC income tax expense at a statutory tax rate of 33%               5,522             2,798
    -------------------------------------------------------------------------------------------------------
    Non-deductible expenses                                                        134                24
    -------------------------------------------------------------------------------------------------------
    Non-taxable income                                                            (102)             (275)
    -------------------------------------------------------------------------------------------------------
    Differential tax rate on subsidiaries' income (Note i)                        (356)             (115)
    -------------------------------------------------------------------------------------------------------
    Tax losses not recognised for deferred tax                                      63               162
    -------------------------------------------------------------------------------------------------------
                                                                                 5,261             2,594
    =======================================================================================================

    Note:

    (i)The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

11  BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share for the six-month period ended 30 June 2003 is based on the profit attributable to shareholders of RMB 10,701 million (2002: RMB 5,433 million) and the weighted average number of shares of 86,702,439,000 (2002: 86,702,439,000) during the period.

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the periods presented.

12  DIVIDENDS
    Dividends attributable for the period represent:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Interim dividends declared after the balance sheet date of RMB 0.03 per share
     (2002: RMB 0.02 per share)                                                                      2,601             1,734
------------------------------------------------------------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 10
    June 2003, the Board of Directors was authorised to declare the interim dividends for the year ending 31 December 2003. According to the resolution passed at the Directors' meeting on 22 August 2003, an interim dividend of RMB 0.03 (2002: RMB 0.02) per share totalling RMB 2,601 million (2002: RMB 1,734 million) was declared. Interim dividend of RMB
    2,601 million (2002: RMB 1,734 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

    Dividends attributable to the previous financial year, approved during the period represent:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions

    Final dividends in respect of the previous financial year approved during
     the period of RMB 0.06 per share (2002: RMB 0.08 per share)                                     5,202             6,936
---------------------------------------------------------------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2002 was declared and paid on 30 June 2003.

    Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2001 was declared and was paid on 8 August 2002.


13  PROPERTY, PLANT AND EQUIPMENT

    By segment:

                                               Exploration                 Marketing                  Corporate
                                                       and                       and                        and
                                                production     Refining distribution     Chemicals       others        Total
                                              RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions
    Cost/valuation:
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                      157,929       98,707       49,478       121,049        2,230      429,393
--------------------------------------------------------------------------------------------------------------------------------
    Additions                                          393          526          463           454            6        1,842
--------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress        4,162        2,363        1,916         1,481           33        9,955
--------------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (209)        (491)        (233)         (541)          (5)      (1,479)
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                        162,275      101,105       51,624       122,443        2,264      439,711
--------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                       75,546       45,276        8,476        60,801          472      190,571
--------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period               4,384        3,160        1,132         3,507           76       12,259
--------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                   269           --           --            --           --          269
--------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                         (177)        (354)        (134)         (297)          (4)        (966)
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                         80,022       48,082        9,474        64,011          544      202,133
--------------------------------------------------------------------------------------------------------------------------------
    Net book value:
--------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2003                                 82,253       53,023       42,150        58,432        1,720      237,578
--------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2002                             82,383       53,431       41,002        60,248        1,758      238,822
--------------------------------------------------------------------------------------------------------------------------------

    By asset class:

                                                                                 Oil depots,          Plant,
                                                                               storage tanks      machinery,
                                                                 Oil and gas     and service       equipment
                                                   Buildings      properties        stations      and others           Total
                                                RMB millions    RMB millions    RMB millions    RMB millions    RMB millions
    Cost/valuation:
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                         35,744         140,932          36,927         215,790         429,393
-------------------------------------------------------------------------------------------------------------------------------
    Additions                                            127              25             230           1,460           1,842
-------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress            274           4,117           1,841           3,723           9,955
-------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                     560              --           3,195          (3,755)             --
-------------------------------------------------------------------------------------------------------------------------------
    Disposals                                           (109)           (147)            (32)         (1,191)         (1,479)
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                           36,596         144,927          42,161         216,027         439,711
-------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                         14,685          69,633           6,382          99,871         190,571
    Depreciation charge for the period                   765           3,724             784           6,986          12,259
    Impairment losses for the period                      --             269              --              --             269
    Reclassification                                    (284)             --            (665)            949              --
    Written back on disposals                            (54)           (129)             (9)           (774)           (966)
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                           15,112          73,497           6,492         107,032         202,133
-------------------------------------------------------------------------------------------------------------------------------
    Net book value:
-------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2003                                   21,484          71,430          35,669         108,995         237,578
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2002                               21,059          71,299          30,545         115,919         238,822
-------------------------------------------------------------------------------------------------------------------------------

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at 31 December 1999. In connection with the Acquisition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373 million, resulting in a surplus on revaluation of RMB 1,136 million, net of amounts allocated to minority interests.



14  CONSTRUCTION IN PROGRESS

                                               Exploration                 Marketing
                                                       and                       and                  Corporate
                                                production     Refining distribution     Chemicals   and others        Total
                                              RMB millions RMB millions RMB millions RMB millions RMB millions RMB millions
    Balance at 1 January 2003                        4,526        5,881        7,428         3,276          393       21,504
-------------------------------------------------------------------------------------------------------------------------------
    Additions                                        9,490        4,123        2,269         1,897          115       17,894
-------------------------------------------------------------------------------------------------------------------------------
    Additions of jointly controlled entities            --           --           --         2,068           --        2,068
-------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                      (1,238)          --           --            --           --       (1,238)
-------------------------------------------------------------------------------------------------------------------------------
    Transferred to property, plant and equipment    (4,162)      (2,363)      (1,916)       (1,481)         (33)      (9,955)
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2003                          8,616        7,641        7,781         5,760          475       30,273
-------------------------------------------------------------------------------------------------------------------------------


15  INVESTMENTS


                                                                                             At 30 June    At 31 December
                                                                                                   2003              2002
                                                                                           RMB millions      RMB millions

    Unlisted investments, at cost                                                                 2,706             2,738
----------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses                                                          (199)             (184)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  2,507             2,554
----------------------------------------------------------------------------------------------------------------------------

    Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no investments in marketable securities.

16  INTERESTS IN ASSOCIATES

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions

    Share of net assets                                                                              7,799             7,917
-------------------------------------------------------------------------------------------------------------------------------

    The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:




                                                                                    Percentage of
                                                                        Percentage    equity held
                              Form of                                    of equity         by the
                              business         Particulars of issued   held by the      Company's
    Name of company           structure        and paid up capital         Company    subsidiaries     Principal activities
                                                                                 %              %
    Shengli Oil Field         Incorporated     303,356,340 ordinary          26.33            --       Exploration of crude oil and
     Dynamic Company                           shares of RMB 1.00 each                                 distribution of petrochemical
     Limited ("Dynamic")*                                                                              products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong Taishan  Incorporated     480,793,320 ordinary          38.68            --       Trading of petroleum products
     Petroleum Company                         shares of RMB 1.00 each                                 and decoration of service gas
     Limited ("Taishan")*                                                                              stations
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance Company   Incorporated     Registered capital            32.00          8.22       Provision of non-banking
     Limited                                   RMB 2,500,000,000                                       financial services
------------------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum                         Incorporated Registered       30.00            --       Exploration and production of
     National Gas Corporation                  capital RMB 900,000,000                                 crude oil and natural gas
------------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited  Incorporated     Registered capital            30.00         10.00       Manufacturing and
                                               RMB 8,793,000,000                                       distribution of petrochemical
                                                                                                       products
------------------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical         Incorporated     Registered capital               --         38.26      Planning, development and
     Industry Park                             RMB 2,372,439,000                                      operation of the Chemical
     Development Company                                                                              Industry Park in Shanghai,
     Limited                                                                                          the PRC
------------------------------------------------------------------------------------------------------------------------------------

    *  Shares of Dynamic and Taishan are listed on the Shenzhen Stock
       Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC.
       The market value of the Company's investments in Dynamic and Taishan based on the quoted market price are RMB 651 million (2002: RMB 625 million) and RMB 2,006 million (2002: RMB 1,764 million) respectively at 30 June 2003.

17  JOINTLY CONTROLLED ENTITIES

    The Group's interests in jointly controlled entities, all of which are incorporated in the PRC, are as follows:


                                                                                    Percentage of
                                                                        Percentage    equity held
                              Form of                                    of equity         by the
                              business         Particulars of issued   held by the      Company's
    Name of company           structure        and paid up capital         Company    subsidiaries     Principal activities
                                                                                 %              %
    Shanghai Seccol           Incorporated     Registered capital            30.00          20.00       Manufacturing and
     Petrochemica                              USD 901,440,964                                          petrochemical products
     distribution of
     Company Limited
------------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and       Incorporated     Registered capital            50.00             --       Manufacturing and
     Shell Coal                                USD 45,588,700                                           distribution of
     Gasification Company                                                                               industrial gas
     Limited
------------------------------------------------------------------------------------------------------------------------------------

    The Group's proportionate share of the jointly controlled entities' current and non-current assets, current and non-current liabilities, and turnover and expenses is not material to the Group's financial condition or results of operations for all periods presented.

18  TRADE ACCOUNTS AND BILLS RECEIVABLES

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Third parties                                                                                   11,551            10,643
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                                                    2,923             2,628
------------------------------------------------------------------------------------------------------------------------------------
    Associates                                                                                          50                65
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    14,524            13,336
------------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                                                           (2,796)           (2,666)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    11,728            10,670
------------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                                 5,159             4,684
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    16,887            15,354
====================================================================================================================================

    The ageing analysis of trade accounts and bills receivables (net of allowance for doubtful accounts) is as follows:


                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Within one year                                                                                 15,314            13,892
------------------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                                                          703               530
------------------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                                                        234               288
------------------------------------------------------------------------------------------------------------------------------------
    Over three years                                                                                   636               644
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    16,887            15,354
====================================================================================================================================

    Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.


19  INVENTORIES


                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Crude oil and other raw materials                                                               22,212            21,295
------------------------------------------------------------------------------------------------------------------------------------
    Work in progress                                                                                 5,766             6,192
------------------------------------------------------------------------------------------------------------------------------------
    Finished goods                                                                                  14,100            15,086
------------------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                                                      4,583             4,210
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    46,661            46,783
------------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for diminution in value of inventories                                            (545)             (486)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    46,116            46,297
====================================================================================================================================

    At 30 June 2003, the carrying amount of the Group's inventories carried at net realisable value amounted to RMB 1,622 million (2002: RMB 1,624 million).

    The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 155,598 million for the six-month period ended 30 June 2003 (2002: RMB 115,010 million).



20  PREPAID EXPENSES AND OTHER CURRENT ASSETS


                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions

    Advances to third parties                                                                        2,879             3,500
------------------------------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company and fellow subsidiaries                                  12,041            11,714
------------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                                1,887             1,645
------------------------------------------------------------------------------------------------------------------------------------
    Purchase deposits                                                                                2,029             1,610
------------------------------------------------------------------------------------------------------------------------------------
    Prepayments in connection with construction work and equipment purchases                         1,397             1,196
------------------------------------------------------------------------------------------------------------------------------------
    Prepaid value-added tax and customs duty                                                         2,259             1,511
------------------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates and jointly controlled entities                                        301               345
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    22,793            21,521
====================================================================================================================================

21  DEFERRED TAX ASSETS AND LIABILITIES
    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:


                                                        Assets                         Liabilities                  Net balance
                                                     At 30          At 31           At 30           At 31        At 30        At 31
                                                      June       December            June        December         June     December
                                                      2003           2002            2003            2002         2003         2002
                                              RMB millions   RMB millions    RMB millions    RMB millions RMB millions RMB millions
    Current
------------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables
     and inventories                                   562          275                --            --           562          275
------------------------------------------------------------------------------------------------------------------------------------
    Non-current
------------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                      127           47              (597)         (627)         (470)        (580)
------------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                            --           --            (3,415)       (2,958)       (3,415)      (2,958)
------------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward,
     net of valuation allowance                         --           30                --            --            --           30
------------------------------------------------------------------------------------------------------------------------------------
    Land use rights                                    361          364                --            --           361          364
------------------------------------------------------------------------------------------------------------------------------------
    Others                                              22           16                (3)          (14)           19            2
------------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                1,072          732            (4,015)       (3,599)       (2,943)      (2,867)
====================================================================================================================================

    A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB 63 million (2002: RMB 162 million) were provided for the six-month period ended 30 June 2003 in respect of the tax value of losses. The Group determined the valuation allowance relating to the tax value of losses based on management's assessment of the probability that taxable profit will be available against which the tax losses can be utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have taxable profits before the tax losses expire, whether the operations have sufficient taxable temporary differences relating to the same tax authority and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised. No valuation allowance was established for the other deferred tax assets as management believes that the amount of these deferred tax assets at 30 June 2003 and 30 June 2002 is more likely than not to be realised.


22  SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    Short-term debts represent:

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Third parties' debts
------------------------------------------------------------------------------------------------------------------------------------
    Short-term bank loans                                                                           15,966            22,839
------------------------------------------------------------------------------------------------------------------------------------
    Short-term other loans                                                                              12                19
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    15,978            22,858

------------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans                                                          8,421             8,120
------------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term other loans                                                           287               300
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     8,708             8,420

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    24,686            31,278

------------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                                                 6,554             4,121
------------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term loans                                                                  87               153
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     6,641             4,274

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    31,327            35,552
====================================================================================================================================

    The Group's weighted average interest rate on short-term loans was 3.9% at 30 June 2003 (2002: 4.3%).

22 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued) Long-term debts comprise:

                                                                                                At 30 June     At 31December
                                   Interest rate and final maturity                                   2003              2002
                                                                                              RMB millions      RMB millions
    Third parties' debts
------------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
    Renminbi denominated           Interest rates ranging from interest free to 6.21% per annum
                                   at 30 June 2003 with maturities through 2013                     41,911            36,855
------------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen denominated       Interest rates ranging from 0.2% to 7.3% per annum
                                   at 30 June 2003 with maturities through 2024                      2,241             2,373
------------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from interest free to 7.1% per annum
                                   at 30 June 2003 with maturities through 2031                      3,952             4,294
------------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar               Floating rate at Hong Kong Prime Rate plus 0.25% per annum
     denominated                   at 30 June 2003 with maturities through 2006                          8                10
------------------------------------------------------------------------------------------------------------------------------------
    Euro denominated               Fixed rates ranging from 6.0% to 7.9% per annum
                                   at 30 June 2003 with maturities through 2006                        156               162
====================================================================================================================================
                                                                                                    48,268            43,694

------------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
------------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from interest free to 7.5% per annum
                                   at 30 June 2003 with maturities through 2015                        264               277
------------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from interest free to 3.2% per annum
                                   at 30 June 2003 with maturities through 2015                        388               438
------------------------------------------------------------------------------------------------------------------------------------
    Euro denominated               Interest rates ranging from 1.8% to 8.1% per annum
                                   at 30 June 2003 with maturities through 2025                         16                16
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       668               731

------------------------------------------------------------------------------------------------------------------------------------
    Convertible bonds              Fixed rate at 2.2% per annum
                                   at 30 June 2003 and redeemable in July 2004 (a)                   1,500             1,500

------------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities
------------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Floating rate at 90% of PBOC's base lending rate per annum
                                   at 30 June 2003 with maturities through 2021                        470                --
------------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Floating rate at London Interbank Offer Rate plus 0.7% per annum
                                   at 30 June 2003 with maturities through 2013                        662                --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1,132                 --

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
    Total third parties' long-term debts                                                                  51,568            45,925
------------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                                           (8,708)           (8,420)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    42,860            37,505

------------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest free with maturity in 2020                              35,561            35,561
    Renminbi denominated           Interest rates ranging from 5.0% to 5.5% per annum
                                   at 30 June 2003 with maturities through 2005                      2,166             2,272
------------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from 2.2% to 2.6% per annum
                                   at 30 June 2003 with maturities through 2006                         19                23
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    37,746            37,856
------------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                                              (87)             (153)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    37,659            37,703

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    80,519            75,208
====================================================================================================================================

    (a)Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary on 28 July 1999. The bonds are convertible upon an initial public offering into ordinary shares of the subsidiary at the option of the holders during the period from 28 July 2000 to 27 July 2004.

       Third parties' loans of RMB 44 million of the Group at 30 June 2003 (2002: RMB 85 million) were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 116 million at 30 June 2003 (2002: RMB 146 million).

       The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
       Within one year                                                                               8,795             8,573
------------------------------------------------------------------------------------------------------------------------------------
       Between one to two years                                                                     12,409             8,677
------------------------------------------------------------------------------------------------------------------------------------
       Between two to five years                                                                    28,307            25,564
------------------------------------------------------------------------------------------------------------------------------------
       After five years                                                                             39,803            40,967
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    89,314            83,781
====================================================================================================================================

23  TRADE ACCOUNTS AND BILLS PAYABLES

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Third parties                                                                                   15,984            17,109
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                                                    1,038             2,103
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    17,022            19,212
------------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                                   32,566            30,139
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    49,588            49,351
====================================================================================================================================

    Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The ageing analysis of trade accounts and bills payables is as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Due within 1 month or on demand                                                                 13,119            13,673
------------------------------------------------------------------------------------------------------------------------------------
    Due after 1 month but within 6 months                                                           35,916            34,709
------------------------------------------------------------------------------------------------------------------------------------
    Due after 6 months                                                                                 553               969
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    49,588            49,351
====================================================================================================================================

24  ACCRUED EXPENSES AND OTHER PAYABLES

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Amounts due to Sinopec Group Company and fellow subsidiaries                                    12,568             9,967
------------------------------------------------------------------------------------------------------------------------------------
    Accrued expenditure                                                                             11,057             9,066
------------------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                                                      2,747             2,115
------------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                                              3,336             3,427
------------------------------------------------------------------------------------------------------------------------------------
    Advances from third parties                                                                      1,017             1,223
------------------------------------------------------------------------------------------------------------------------------------
    Others                                                                                           4,461             3,957
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    35,186            29,755
====================================================================================================================================

25  SHARE CAPITAL

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Registered, issued and fully paid
------------------------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                                   67,122            67,122
------------------------------------------------------------------------------------------------------------------------------------
    16,780,488,000 overseas listed H shares of RMB 1.00 each                                        16,780            16,780
------------------------------------------------------------------------------------------------------------------------------------
    2,800,000,000 domestic listed A shares of RMB 1.00 each                                          2,800             2,800
====================================================================================================================================
                                                                                                    86,702            86,702


    The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of
    88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American depositary shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material respects.

26  COMMITMENTS AND CONTINGENT LIABILITIES

    Operating lease commitments
    The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2003 and 31 December 2002, the future minimum lease payments under operating leases are as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Within one year                                                                                  2,639             2,726
------------------------------------------------------------------------------------------------------------------------------------
    Between one to two years                                                                         2,593             2,666
------------------------------------------------------------------------------------------------------------------------------------
    Between two to three years                                                                       2,581             2,647
------------------------------------------------------------------------------------------------------------------------------------
    Between three to four years                                                                      2,566             2,635
------------------------------------------------------------------------------------------------------------------------------------
    Between four to five years                                                                       2,557             2,609
------------------------------------------------------------------------------------------------------------------------------------
    Thereafter                                                                                      82,233            83,718
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    95,169            97,001
====================================================================================================================================

    Capital commitments
    At 30 June 2003 and 31 December 2002, capital commitments are as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    The Group
------------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                   21,133            24,764
    Authorised but not contracted for                                                               32,934            34,988
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    54,067            59,752
------------------------------------------------------------------------------------------------------------------------------------
    Jointly controlled entities
------------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                    4,447             5,481
------------------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                                4,993             6,027
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     9,440            11,508
====================================================================================================================================

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 17 million for the six-month period ended 30 June 2003 (2002: RMB 22 million).

    Estimated future annual payments are as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Within one year                                                                                     85                55
------------------------------------------------------------------------------------------------------------------------------------
    Between one to two years                                                                            75                76
------------------------------------------------------------------------------------------------------------------------------------
    Between two to three years                                                                          70                66
------------------------------------------------------------------------------------------------------------------------------------
    Between three to four years                                                                         63                63
------------------------------------------------------------------------------------------------------------------------------------
    Between four to five years                                                                          37                43
------------------------------------------------------------------------------------------------------------------------------------
    Thereafter                                                                                         274               263
------------------------------------------------------------------------------------------------------------------------------------
    Total payments                                                                                     604               566
====================================================================================================================================

    Contingent liabilities
    (a)The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b)At 30 June 2003 and 31 December 2002, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
       Associates and jointly controlled entities                                                    5,115             7,492
------------------------------------------------------------------------------------------------------------------------------------
       Third parties                                                                                    41                30
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     5,156             7,522
====================================================================================================================================

    The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2003 and 31 December 2002, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under these guarantee arrangements.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 85 million for the six-month period ended 30 June 2003 (2002: RMB 105 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

27  RELATED PARTY TRANSACTIONS
    Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

    The Group is part of a larger group of companies under Sinopec Group Company and has significant transactions and relationships with the Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Sinopec Group Company itself is owned by the PRC government. There are also many other enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Under IFRS, state-owned enterprises, other than Sinopec Group Company and fellow subsidiaries, are not considered related parties. Related parties refer to enterprises over which Sinopec Group Company is able to exercise significant influence.

    The Group conducts business with state-owned enterprises. Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. Sales of certain products to PRC government authorities and affiliates and other state-owned enterprises may be at regulated prices, which differ from market prices. The Group considers that these sales are activities in the ordinary course of business in the PRC and has not disclosed such sales as related party transactions.

    The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                 Note                 2003              2002
                                                                                              RMB millions      RMB millions
    Sales of goods                                                                (i)               19,861            14,785
------------------------------------------------------------------------------------------------------------------------------------
    Purchases                                                                    (ii)               15,470            10,320
------------------------------------------------------------------------------------------------------------------------------------
    Transportation and storage                                                   (iii)                 789               619
------------------------------------------------------------------------------------------------------------------------------------
    Exploration and development services                                         (iv)                6,849             5,273
------------------------------------------------------------------------------------------------------------------------------------
    Production related services                                                   (v)                3,921             2,792
------------------------------------------------------------------------------------------------------------------------------------
    Ancillary and social services                                                (vi)                  940               982
------------------------------------------------------------------------------------------------------------------------------------
    Operating lease charges                                                      (vii)               1,424             1,358
------------------------------------------------------------------------------------------------------------------------------------
    Agency commission income                                                    (viii)                  22                 2
------------------------------------------------------------------------------------------------------------------------------------
    Intellectual property license fee paid                                       (ix)                    5                 5
------------------------------------------------------------------------------------------------------------------------------------
    Interest received                                                             (x)                   34                28
------------------------------------------------------------------------------------------------------------------------------------
    Interest paid                                                                (xi)                  318               226
------------------------------------------------------------------------------------------------------------------------------------
    Net deposits placed with/(withdrawn from) related parties                    (xii)               1,063            (1,816)
------------------------------------------------------------------------------------------------------------------------------------
    Net loans obtained from related parties                                     (xiii)               2,323             1,620
------------------------------------------------------------------------------------------------------------------------------------

    The amounts set out in the table above in respect of the six-month periods ended 30 June 2002 and 2003 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

    At 30 June 2003 and 31 December 2002, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

    The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

    Notes:

    (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

    (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

    (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

    (iv) Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

    (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

    (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

    (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

    (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

    (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses, for trademarks, patents, technology and computer software.

    (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2003 was RMB 6,765 million (2002: RMB 5,702 million).

    (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

    (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

    (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited.

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

    (a) The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

         o    the government-prescribed price;

         o where there is no government-prescribed price, the government-guidance price;

         o where there is neither a government-prescribed price nor a government-guidance price, the market price; or

         o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

    (b) The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

    (c) The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings at a rental of approximately RMB 2,007 million and RMB 482 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

    (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

    (e) The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

    (f) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

28  EMPLOYEE BENEFITS PLAN
    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the six-month period ended 30 June 2003 were RMB 851 million (2002: RMB 682 million).

29  SEGMENTAL REPORTING
    The Group has five operating segments as follows:

    (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the Refining Segment of the Group and external customers.

    (ii) Refining, which processes and purifies crude oil, which is sourced from the Exploration and Production Segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and Marketing and Distribution Segments of the Group and external customers.

    (iii)Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

    (v) Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production; refining; marketing and distribution; chemicals; and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Turnover
------------------------------------------------------------------------------------------------------------------------------------
    Exploration and production
------------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                                7,083             5,185
       -----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          24,980            17,252
       -----------------------------------------------------------------------------------------------------------------------------
                                                                                                    32,063            22,437
------------------------------------------------------------------------------------------------------------------------------------
    Refining
------------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               26,909            21,991
       -----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                         100,690            69,500
       -----------------------------------------------------------------------------------------------------------------------------
                                                                                                   127,599            91,491
------------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
------------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                              110,231            81,081
       -----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           1,630             1,281
       -----------------------------------------------------------------------------------------------------------------------------
                                                                                                   111,861            82,362
------------------------------------------------------------------------------------------------------------------------------------
    Chemicals
------------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               35,554            24,800
       -----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           3,590             2,760
       -----------------------------------------------------------------------------------------------------------------------------
                                                                                                    39,144            27,560
------------------------------------------------------------------------------------------------------------------------------------
    Corporate and others
------------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               15,065             7,571
       -----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          13,400             3,518
       -----------------------------------------------------------------------------------------------------------------------------
                                                                                                    28,465            11,089
------------------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                            (144,290)          (94,311)
------------------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                                       194,842           140,628
------------------------------------------------------------------------------------------------------------------------------------
    Other operating revenues
------------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       2,952             2,373
------------------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         2,025               970
------------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                         202                49
------------------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        1,969             1,971
------------------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                               484               206
------------------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                                         7,632             5,569
------------------------------------------------------------------------------------------------------------------------------------
    Turnover and other operating revenues                                                          202,474           146,197
====================================================================================================================================


                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Result
    Operating profit
------------------------------------------------------------------------------------------------------------------------------------
    By segment
------------------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                 10,298             6,610
       -----------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                    2,612             1,589
       -----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                  5,461             3,283
       -----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                     691              (476)
       -----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                         (626)             (299)
       =============================================================================================================================
    Total operating profit                                                                          18,436            10,707
------------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates

       - Exploration and production                                                                    181                52
------------------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                        4                (6)
       -----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                     40                 7
       -----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                     (26)               (8)
       -----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                           72                45
------------------------------------------------------------------------------------------------------------------------------------
    Aggregate share of profits less losses from associates                                             271                90
------------------------------------------------------------------------------------------------------------------------------------
    Finance costs
------------------------------------------------------------------------------------------------------------------------------------
       Interest expense                                                                             (2,119)           (2,263)
------------------------------------------------------------------------------------------------------------------------------------
       Interest income                                                                                 142               130
       -----------------------------------------------------------------------------------------------------------------------------
       Foreign exchange losses                                                                         (38)             (259)
       -----------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains                                                                           14                31
------------------------------------------------------------------------------------------------------------------------------------
    Net finance costs                                                                               (2,001)           (2,361)
------------------------------------------------------------------------------------------------------------------------------------
    Investment income                                                                                   28                42
------------------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                                                 16,734             8,478
------------------------------------------------------------------------------------------------------------------------------------
    Taxation                                                                                        (5,261)           (2,594)
------------------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities after taxation                                                  11,473             5,884
------------------------------------------------------------------------------------------------------------------------------------
    Minority interests                                                                                (772)             (451)
------------------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders                                                             10,701             5,433
====================================================================================================================================

    Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. "Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

    Interests in and earnings from associates are included in the segments in which the associates operate. Information on associates is included in
    Note 16. Additions to long-lived assets by operating segment are included in Notes 13 and 14.


                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Assets
------------------------------------------------------------------------------------------------------------------------------------
    Segment assets
------------------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                 96,304            90,983
------------------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                   94,186            89,667
       -----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                 74,178            71,516
       -----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                  80,391            78,246
       -----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                       10,743            15,356
------------------------------------------------------------------------------------------------------------------------------------
    Total segment assets                                                                           355,802           345,768

------------------------------------------------------------------------------------------------------------------------------------
    Interests in associates
------------------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                  1,722             1,583
------------------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                      252               147
       -----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                  1,563             1,435
       -----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                   2,858             3,505
       -----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                        1,404             1,247
------------------------------------------------------------------------------------------------------------------------------------
    Aggregate interests in associates                                                                7,799             7,917

------------------------------------------------------------------------------------------------------------------------------------
    Unallocated assets                                                                              25,610            22,196

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                   389,211           375,881
====================================================================================================================================
    Liabilities
------------------------------------------------------------------------------------------------------------------------------------
    Segment liabilities
------------------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                 19,466            16,126
------------------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                   24,262            22,331
       -----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                 22,039            19,472
       -----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                  12,126            12,884
       -----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                        6,881             8,293
------------------------------------------------------------------------------------------------------------------------------------
    Total segment liabilities                                                                       84,774            79,106
------------------------------------------------------------------------------------------------------------------------------------
    Unallocated liabilities                                                                        120,104           118,370
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                              204,878           197,476
====================================================================================================================================

    Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Capital expenditure
------------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       8,645             9,502
------------------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         4,649             2,660
------------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                       2,732             3,477
------------------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        2,351             4,016
------------------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                               121               256
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    18,498            19,911
====================================================================================================================================
    Capital expenditure of jointly controlled entities
------------------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        2,068                --
====================================================================================================================================
    Depreciation, depletion and amortisation
------------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       4,392             4,098
------------------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         3,171             2,754
------------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                       1,180               849
------------------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        3,620             3,587
------------------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                                81                58
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    12,444            11,346
====================================================================================================================================

30  PRINCIPAL SUBSIDIARIES
    At 30 June 2003, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.

                                       Particulars
                                         of issued                    Percentage of equity
                                       capital and        Type of    held by the    held by
    Name of company                debt securities   legal entity        Company  Subsidiary    Principal activities
                                        (millions)                             %          %
    China Petrochemical International    RMB 1,400        Limited          100.00        --    Trading of crude oil and
     Company Limited                                      company                              petrochemical products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua               RMB 3,374        Limited           70.01        --    Manufacturing of chemical products
     Petrochemical Company Limited                        company
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited        RMB 1,700        Limited          100.00        --    Marketing and distribution of refined
                                                          company                              petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company    RMB 30,028        Limited          100.00        --    Exploration and production of crude
     Limited                                              company                              oil and natural gas
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical        RMB 2,253         Limited           50.00        --    Manufacturing of plastics,
     Company Limited (i)                                  company                              intermediate petrochemical products
                                                                                               and petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and         RMB 1,064        Limited           99.81        --    Manufacturing of intermediate
     Chemical Company Limited        and RMB 1,500        company                              petrochemical products and
                                 convertible bonds                                             petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical           RMB 1,950        Limited           82.05        --    Manufacturing of intermediate
     Company Limited                                      company                              petrochemical products and
                                                                                               petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical       RMB 7,200        Limited           55.56        --    Manufacturing of synthetic fibres,
     Company Limited                                      company                              resin and plastics, intermediate
                                                                                               petrochemical products and petroleum
                                                                                               products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining-       RMB 1,154        Limited           79.73        --    Manufacturing of intermediate
    Chemical Company Limited                              company                              petrochemical products and
                                                                                               petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited       HK$ 104        Limited              --     72.40    Trading of crude oil and
                                                          company                              petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group          RMB 147        Limited           46.25        --    Marketing and distribution of refined
     Company Limited (i)                                  company                              petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company          RMB 519        Limited           40.72        --    Manufacturing of petrochemical
     Limited (i)                                          company                              products and petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical         RMB 2,330        Limited           84.98        --    Manufacturing of intermediate
     Company Limited                                      company                              petrochemical products and
                                                                                               petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre       RMB 4,000        Limited           42.00        --    Production and sale of polyester
     Company Limited (i)                                  company                              chips and polyester fibres
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and         RMB 2,524        Limited           71.32        --    Manufacturing of intermediate
     Chemical Company Limited                             company                              petrochemical products and
                                                                                               petroleum products
------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company    RMB 816        Limited           75.00        --    Exploration and production of crude
     Limited                                              company                              oil and natural gas
------------------------------------------------------------------------------------------------------------------------------------

    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i)The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

31  FINANCIAL INSTRUMENTS
    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 30 June 2003 and 31 December 2002.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 22.

    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS
    39. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated interim financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure, and the terms of the borrowings.

    The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2003 and 31 December 2002:

                                                                                                At 30 June    At 31 December
                                                                                                      2003              2002
                                                                                              RMB millions      RMB millions
    Carrying amount                                                                                 51,568            45,925
------------------------------------------------------------------------------------------------------------------------------------
    Fair value                                                                                      51,739            46,370
------------------------------------------------------------------------------------------------------------------------------------

    The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments in unlisted equity securities have no quoted market prices in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

32  ULTIMATE HOLDING COMPANY
    The directors consider the ultimate holding company of the Group at 30 June 2003 to be Sinopec Group Company, a state-owned enterprise established in the PRC.

(C) DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i) Depreciation of oil and gas properties
    Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(ii)     Capitalisation of general borrowing costs
    Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(iii)    Acquisition of Sinopec National Star
    Under the PRC Accounting Rules and Regulations, the acquisition of Sinopec National Star (the "Acquisition") is accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.

    Under IFRS, as the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisition have been restated to include the financial statements and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group is treated as an equity transaction.

(iv)     Revaluation of land use rights
    Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(v) Pre-operating expenditures
    Under the PRC Accounting Rules and Regulations, expenditures incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations. Under IFRS, expenditures on start-up activities are recognised as an expense when they are incurred.

(vi)     Impairment losses on long-lived assets
    Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (i) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are different from the amounts recorded under IFRS.

(vii)    Government grants
    Under the PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as income over the useful life of the property, plant and equipment by way of reduced depreciation charges.

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit are analysed as follows:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                 Note                 2003              2002
                                                                                              RMB millions      RMB millions
    Net profit under the PRC Accounting Rules and Regulations                                        9,765             4,504
------------------------------------------------------------------------------------------------------------------------------------
    Adjustments:
------------------------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                     (i)                1,270             1,210
       -----------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (ii)                  203                72
       -----------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (iii)                  58                58
       -----------------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                            (iv)                    9                 9
       -----------------------------------------------------------------------------------------------------------------------------
       Pre-operating expenditures                                                 (v)                 (100)               --
       -----------------------------------------------------------------------------------------------------------------------------
       Impairment losses on long-lived assets                                    (vi)                   (5)               --
       -----------------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                   (499)             (420)
       -----------------------------------------------------------------------------------------------------------------------------
    Net profit under IFRS*                                                                          10,701             5,433
====================================================================================================================================

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds are analysed as follows:

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2003              2002
                                                                                              RMB millions      RMB millions
    Shareholders' funds under the PRC Accounting Rules and Regulations                             156,280           151,717
------------------------------------------------------------------------------------------------------------------------------------
    Adjustments:
------------------------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                     (i)               10,382             9,112
       -----------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (ii)                  939               736
       -----------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (iii)              (2,871)           (2,929)
       -----------------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                            (iv)                 (813)             (822)
       -----------------------------------------------------------------------------------------------------------------------------
       Pre-operating expenditures                                                 (v)                 (100)               --
       -----------------------------------------------------------------------------------------------------------------------------
       Impairment losses on long-lived assets                                    (vi)                 (118)             (113)
       -----------------------------------------------------------------------------------------------------------------------------
       Government grants                                                         (vii)                (291)             (291)
       -----------------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                 (3,424)           (2,925)
------------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under IFRS*                                                                159,984           154,485
====================================================================================================================================

    * The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D)  SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Differences which have a significant effect on profit attributable to shareholders and shareholders' funds are set out below. The US GAAP reconciliation presented below is included as supplemental information, is not required as part of the basic interim financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review.

(a) Foreign exchange gains and losses
    In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings.

(b) Capitalisation of property, plant and equipment
    In the periods prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under US GAAP. For the periods presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment
    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000 in connection with the Acquisition. Under IFRS, such revaluations result in an increase in shareholders' funds with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases.

    Under US GAAP, property, plant and equipment, including land use rights, are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' funds.

    Under IFRS, effective 1 January 2002, land use rights, which were previously carried at revalued amount, are carried at cost under IFRS. The effect of this change resulted in a decrease to revaluation reserve net of minority interests of RMB 840 million as of 1 January 2002. This revaluation reserve was previously included as part of the revaluation reserve of property, plant and equipment. This change under IFRS eliminated the US GAAP difference relating to the revaluation of land use rights. However, as a result of the tax deductibility of the revalued land use rights, the reversal of the revaluation reserve resulted in a deferred tax asset.

    In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(d) Exchange of assets
    The Company and Sinopec Group Company entered into an asset swap transaction on 19 December 2002. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction.

(e) Impairment of long-lived assets
    Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

    In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    The US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS.

(f) Capitalised interest on investment in associates
    Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(g) Goodwill amortisation
    Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

    Under US GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill is reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Group determined that no goodwill impairment existed as of the date of adoption. In addition, under US GAAP, negative goodwill of RMB 11 million, net of minority interests, that existed at the date of adoption of SFAS No. 142 was written off as a cumulative effect of a change in accounting principle.

    The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:

                                                                                        Six-month periods ended 30 June
                                                           Reference                2003              2003              2002
                                                            in note                  US$               RMB               RMB
                                                             above              millions          millions          millions
    Profit attributable to shareholders under IFRS                                 1,292            10,701             5,433
-------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
-------------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                      (a)                      5                38                38
       ------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment        (b)                      1                 6                 6
       ------------------------------------------------------------------------------------------------------------------------
       Depreciation on revalued property, plant and equipment (c)                    242             2,007             2,085
       ------------------------------------------------------------------------------------------------------------------------
       Disposal of property, plant and equipment              (c)                     30               250               166
       ------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                     (d)                      1                12                --
       ------------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets,
          net of depreciation effect                          (e)                      3                28                30
       ------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates      (f)                     16               129                63
       ------------------------------------------------------------------------------------------------------------------------
       Goodwill amortisation for the period                   (g)                     --                (3)                3
       ------------------------------------------------------------------------------------------------------------------------
       Cumulative effect of adopting SFAS No. 142             (g)                     --                --                11
       ------------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                    (91)             (756)             (730)
       ------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders under US GAAP                              1,499            12,412             7,105
-------------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per share under US GAAP                           USD0.02          RMB 0.14          RMB 0.08
===============================================================================================================================
    Basic and diluted earnings per ADS under US GAAP*                            USD1.73         RMB 14.32          RMB 8.19
===============================================================================================================================

    * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

    The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:

                                                                                                                       At 31
                                                           Reference                  At 30 June 2003          December 2002
                                                            in note                  US$               RMB               RMB
                                                             above              millions          millions          millions
    Shareholders' funds under IFRS                                                19,327           159,984           154,485
---------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
---------------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                      (a)                    (47)             (390)             (428)
       --------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment        (b)                     (2)              (18)              (24)
       --------------------------------------------------------------------------------------------------------------------------
       Revaluation of property, plant and equipment           (c)                 (1,941)          (16,070)          (18,327)
       --------------------------------------------------------------------------------------------------------------------------
       Deferred tax adjustments on revaluation                (c)                    596             4,935             5,628
       --------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                     (d)                    (69)             (566)             (578)
       --------------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets            (e)                    (70)             (580)             (608)
       --------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates      (f)                     37               309               180
       --------------------------------------------------------------------------------------------------------------------------
       Goodwill                                               (g)                      2                14                17
       --------------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                     51               421               484
       --------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under US GAAP                                             17,884           148,039           140,829
=================================================================================================================================

    Note:United States dollar equivalents

         For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB
         8.2776 being the noon buying rate in New York City on 30 June 2003 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours at the legal address of Sinopec Corp. from Friday, 22 August 2003 by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

1 The original interim report for the first half of 2003 signed by the Chairman of Sinopec Corp.;

2 The original audited accounts and audited consolidated accounts of Sinopec Corp. prepared in accordance with IFRS and the PRC Accounting Rules and Regulations for the period ended 30 June 2003 signed by Mr. Chen Tonghai (Chairman), Mr. Wang Jiming (Vice Chairman and President), Mr. Zhang Jiaren (Director, Senior Vice President and Chief Financial Officer), Mr. Liu Yun (Head of the Accounting Department) of Sinopec Corp.;

3   The original financial statements signed by the auditors;

4 All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory
    Commission during the reporting period;

5 The Articles of Association of Sinopec Corp. (as amended after the annual general meeting on 22 April 2003) and its attachments including the Rules of Procedure of the General Meeting, the Rules of Procedure of the Board of Directors and the Rules of Procedure of the Supervisory Committee.






By Order of the Board
Chen Tonghai
Chairman








Beijing, China
22 August 2003

This report is published in both Chinese and English. In the event of any discrepancy in interpretation, the Chinese version shall prevail.